

B&G Foods, Inc.

2022 Annual Report



Financial Highlights

FISCAL YEAR	2022	2021	2020	2019	2018
(Dollars in millions)					
Net Sales	$ 2,163.0	$ 2,056.3	$ 1,967.9	$ 1,660.4	$ 1,700.8
Net Income (Loss)	$ (11.4)	$ 67.4	$ 132.0	$ 76.4	$ 172.4
Adjusted EBITDA*	$ 301.0	$ 358.0	$ 361.2	$ 302.5	$ 314.2



NET SALES

18	19	20	21	22
$ 1,700.8	$ 1,660.4	$ 1,967.9	$ 2,056.3	$ 2,163.0

NET INCOME (LOSS)

18	19	20	21	22
$ 172.4	$ 76.4	$ 132.0	$ 67.4	$ (11.4)

ADJUSTED EBITDA*

18	19	20	21	22
$ 314.2	$ 302.5	$ 361.2	$ 358.0	$ 301.0

* Adjusted EBITDA is a "non-GAAP (Generally Accepted Accounting Principles) financial measure." Please see the discussion within Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the following Annual Report for a more detailed discussion of adjusted EBITDA and a reconciliation of adjusted EBITDA with the most directly comparable GAAP measures for fiscal 2022 and 2021, along with the components of adjusted EBITDA. For a reconciliation of adjusted EBITDA with the most directly comparable GAAP measures for fiscal 2020, 2019 and 2018, along with the components of adjusted EBITDA, please see our 2020 Annual Report on Form 10-K filed with the SEC on March 2, 2021 and available at www.sec.gov.



B&G FOODS, INC.

To Our Stockholders:

Business Performance

Fiscal 2022 was a challenging year, with rapidly rising inflationary input costs across key commodities (particularly following the commencement of the war in Ukraine), and the constant pressure of implementing pricing actions that lagged cost increases to adhere to customer lead time requirements. For fiscal 2022, the total input cost inflation impact across our portfolio was greater than 20%. Net sales increased 5.2% to $2.163 billion (a company record) behind pricing across the portfolio to recover high input cost inflation.

As a result, our adjusted EBITDA[*] reflected the impact of industry-wide input cost inflation and supply chain disruptions, declining 15.9%. Additionally, gross profit was negatively impacted by higher-than-expected input cost inflation, including materially increased costs for raw materials and transportation. While we were able to mitigate a portion of the impact of inflation by implementing cost savings measures and successfully executing pricing throughout the year, pricing actions generally lag rising input costs and could not fully offset the total input cost increases.

However, we are encouraged by our fourth quarter 2022 results and performance. The fourth quarter results and performance demonstrated strong recovery, reflecting the catch up of cumulative pricing actions against inflationary cost, a moderating inflationary environment, and the recovery of our higher margin spices & seasonings business. Net sales grew 9% in the fourth quarter behind pricing implementation and supply recovery, with margins improving versus the fourth quarter of last year. The fourth quarter of 2022 was the first quarter in fiscal 2022 where margins were at least flat or improving year over year.

Investment Highlights

In our eighteen years as a publicly held company, we have proven our commitment to creating stockholder value by consistently paying a cash dividend. We have paid a dividend every quarter since our initial public offering. In large part because of the current inflationary environment and rising interest rates under our credit agreement, we reduced our dividend rate to $0.76 per share per annum in November 2022. Although our company reduced the dividend rate, our board of directors reaffirmed our company's dividend policy, which reflects a basic judgment that our stockholders are better served when the company distributes a substantial portion of its cash available to pay dividends to stockholders instead of retaining it in the business. Under this policy, a substantial portion of the cash generated by our company in excess of operating needs, interest and principal payments on indebtedness and capital expenditures sufficient to maintain our properties and other assets is distributed as regular quarterly cash dividends to the holders of our common stock and not retained by us. We believe the new dividend rate is sustainable in both the short- and long-term, consistent with our desire to provide stockholders with an attractive and reliable return on investment, and consistent with our commitment to reduce our leverage.

Transition to Business Units

In June 2022, we announced that we are transitioning our company from a function-based organization structure to a business unit structure to establish clear focus and drive organic and acquisition growth. The four newly created business units are *Spices & Flavor Solutions*, *Meals*, *Frozen & Vegetables* and *Specialty*. These business units will define the categories and brands that we will resource and grow, the platforms for future acquisitions, the brands that we will run for efficiency and cash flow, and the businesses we may exit

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* Adjusted EBITDA is a "non-GAAP (Generally Accepted Accounting Principles) financial measure." Please see the discussion within Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the following Annual Report on Form 10-K for a more detailed discussion of adjusted EBITDA and reconciliations of adjusted EBITDA with the most directly comparable GAAP measures along with the components of adjusted EBITDA.

over time. The business unit structure will also push accountability and multi-function responsibility down to more closely managed parts of the complex B&G Foods portfolio—improving the speed and clarity of decision-making to deliver financial performance and growth.

In connection with the transition to business units, we began making progress on reshaping the B&G Foods portfolio by completing the sale of the *Back to Nature* brand in January 2023. This was a proactive step to exit the small, fragmented, lower margin snacks portfolio that is outside of the future of B&G Foods' core.

Fiscal 2023

In fiscal 2023, we expect inflation to continue at lower rates. We plan to raise prices selectively to recover higher input costs, but only against key commodity categories versus the broader actions required in fiscal 2022. Overall, we expect fiscal 2023 to demonstrate continued margin recovery as pricing actions previously implemented in 2022 along with the more selective pricing actions in the first half of fiscal 2023 offset year over year inflation.

Corporate Social Responsibility

Environmental, Social & Governance (ESG) Mission and Goals. In fiscal 2022, we continued to make important strides in our corporate social responsibility efforts. For example, during fiscal 2022 we adopted and announced five-year diversity, equity and inclusion (DEI) and environmental sustainability goals, which are described on pages 12, 13 and 15 of the following Annual Report. We plan to report on these goals annually. As a company, we are committed to enhancing our corporate social responsibility efforts and plan to continue to increase our public disclosures regarding the steps we have been taking over the years to promote corporate social responsibility and minimize our impact on the environment. As part of this commitment, we expect to publish our first annual corporate social responsibility report in fiscal 2023.

Corporate Philanthropy. In January 2022, we adopted philanthropy principles that include promoting food security, supporting the communities where B&G Foods employees live and work, and accelerating diversity in the culinary arts.

- *Promoting Food Security*. As a leading manufacturer of high quality, well known food brands, we believe we can make a difference in the community by supporting causes and organizations that promote food security and education to ensure those in need have access to safe and nutritious food.

  In November 2022, we announced a philanthropic partnership with America's Grow-a-Row (AGAR), a not-for-profit organization that grows and gleans fresh, healthy fruits and vegetables that are donated to those suffering from hunger or living in areas that lack reliable access to fresh, affordable produce. In February 2023, we donated $250,000 to AGAR, which will result in the planting, growing, harvesting and distribution of 1.25 million servings of fresh produce to communities in need across the United States.

- *Supporting the Communities Where We Live and Work*. At B&G Foods, we combine our passion for food with our passion for supporting and giving back to the community. We donate food, money and our time and expertise to various causes and charitable efforts at the corporate, brand and local levels, and encourage our employees to do the same. Through these efforts we strengthen, educate and feed our hometown communities across North America.

- *Accelerating Diversity in The Culinary Arts*. Food is a universal language, and we believe the culinary arts are made infinitely more powerful through a diverse blend of people and perspectives. As part of our ongoing commitment to diversity, equity and inclusion, we offer culinary arts scholarships to cultivate the talents of underrepresented students to maximize their impact in the culinary world.

  In 2021, we founded the B&G Foods Culinary Leaders of Tomorrow Scholarship at The Culinary Institute of America (CIA) to support individuals from diverse backgrounds in their pursuits of culinary careers. With a goal of making culinary education and employment more accessible to all, the B&G Foods Culinary Leaders of Tomorrow Scholarship awards five $10,000 grants to eligible students at the CIA each year with a total commitment of $1,000,000 in scholarships over eight years. Scholarship recipients who continue their education in good standing will receive the award each year until graduation.

In Closing

Overall, the B&G Foods team responded well to the significant challenges facing our industry in 2022. We moved quickly on pricing to confront significant inflation on key inputs and costs. We worked through numerous supply chain constraints to maintain production and deliveries to our customers. While we certainly had our share of challenges in fiscal 2022, we are encouraged by our results in the fourth quarter. Our transition to four business units remains on track and we made progress on reshaping the B&G Foods portfolio with the sale of the *Back to Nature* brand. Our business unit leadership is working to drive improved margins, better manage supply and demand and build stronger growth plans. While the structure of our company may have changed, our values have not. Our *passion* for what we do, our commitment to *food safety and quality*; *diversity, equity and inclusion*; *integrity and accountability*; our *customer and consumer focus*; our commitment to the *safety and health of our employees*; and our belief in *collaboration* and *empowerment* are the values that drive what we do day in and day out. It is because of these values that our company has been successful through the years, and remains committed to driving a bright future ahead.

Sincerely,

Kenneth C. "Casey" Keller
President and Chief Executive Officer
March 30, 2023

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark one)

☒   **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2022

or

☐   **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from   to   .

Commission file number 001-32316

B&G FOODS, INC.

(Exact name of Registrant as specified in its charter)

Delaware	**13-3918742**
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)
Four Gatehall Drive, Parsippany, New Jersey	**07054**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(973) 401-6500**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.01 per share	**BGS**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐   No ☒

The aggregate market value of the registrant's outstanding shares of common stock held by non-affiliates of the registrant (assuming for these purposes, but without conceding, that all executive officers, directors and holders of more than 10% of the registrant's common stock are affiliates of the registrant) as of July 1, 2022, the last business day of the registrant's most recently completed second fiscal quarter, was $1,252,163,417 (based on the $24.16 per share closing price of the registrant's common stock on that date as reported on the New York Stock Exchange).

As of February 23, 2023, the registrant had 71,668,144 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Selected designated portions of the registrant's definitive proxy statement to be filed on or before May 1, 2023 in connection with the registrant's 2023 annual meeting of stockholders are incorporated by reference into Part III of this annual report.

B&G FOODS, INC.
ANNUAL REPORT ON FORM 10-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022

TABLE OF CONTENTS

Forward-Looking Statements

This report includes forward-looking statements, including, without limitation, the statements under "Management's Discussion and Analysis of Financial Condition and Results of Operations." The words "believes," "belief," "expects," "projects," "intends," "anticipates," "assumes," "could," "should," "estimates," "potential," "seek," "predict," "may," "will" or "plans" and similar references to future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance and achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by any forward-looking statements. We believe important factors that could cause actual results to differ materially from our expectations include the following:

- our substantial leverage;

- the effects of rising costs for and/or decreases in the supply of commodities, ingredients, packaging, other raw materials, distribution and labor;

- crude oil prices and their impact on distribution, packaging and energy costs;

- our ability to successfully implement sales price increases and cost saving measures to offset any cost increases;

- intense competition, changes in consumer preferences, demand for our products and local economic and market conditions;

- our continued ability to promote brand equity successfully, to anticipate and respond to new consumer trends, to develop new products and markets, to broaden brand portfolios in order to compete effectively with lower priced products and in markets that are consolidating at the retail and manufacturing levels and to improve productivity;

- the ability of our company and our supply chain partners to continue to operate manufacturing facilities, distribution centers and other work locations without material disruption, and to procure ingredients, packaging and other raw materials when needed despite disruptions in the supply chain or labor shortages;

- the impact pandemics or disease outbreaks, such as the COVID-19 pandemic, may have on our business, including among other things, our supply chain, our manufacturing operations, our workforce and customer and consumer demand for our products;

- our ability to recruit and retain senior management and a highly skilled and diverse workforce at our corporate offices, manufacturing facilities and other work locations despite a very tight labor market and changing employee expectations as to fair compensation, an inclusive and diverse workplace, flexible working and other matters;

- the risks associated with the expansion of our business;

- our possible inability to identify new acquisitions or to integrate recent or future acquisitions, or our failure to realize anticipated revenue enhancements, cost savings or other synergies from recent or future acquisitions;

- our ability to successfully complete the integration of recent or future acquisitions into our enterprise resource planning (ERP) system;

- tax reform and legislation, including the effects of the Infrastructure Investment and Jobs Act, U.S. Tax Cuts and Jobs Act and the U.S. CARES Act, and any future tax reform or legislation; for example, President Joe Biden has set forth several tax proposals that may affect B&G Foods;

- our ability to access the credit markets and our borrowing costs and credit ratings, which may be influenced by credit markets generally and the credit ratings of our competitors;

- unanticipated expenses, including, without limitation, litigation or legal settlement expenses;

- the effects of currency movements of the Canadian dollar and the Mexican peso as compared to the U.S. dollar;

- the effects of international trade disputes, tariffs, quotas, and other import or export restrictions on our international procurement, sales and operations;

- future impairments of our goodwill and intangible assets;

- our ability to protect information systems against, or effectively respond to, a cybersecurity incident, other disruption or data leak;

- our ability to successfully implement our sustainability initiatives and achieve our sustainability goals, and changes to environmental laws and regulations;

- other factors that affect the food industry generally, including:

  o recalls if products become adulterated or misbranded, liability if product consumption causes injury, ingredient disclosure and labeling laws and regulations and the possibility that consumers could lose confidence in the safety and quality of certain food products;

  o competitors' pricing practices and promotional spending levels;

  o fluctuations in the level of our customers' inventories and credit and other business risks related to our customers operating in a challenging economic and competitive environment; and

  o the risks associated with third-party suppliers and co-packers, including the risk that any failure by one or more of our third-party suppliers or co-packers to comply with food safety or other laws and regulations may disrupt our supply of raw materials or certain finished goods products or injure our reputation; and

- other factors discussed elsewhere in this report, including under Part I, Item 1A, "Risk Factors," and in our other public filings with the Securities and Exchange Commission (SEC).

Developments in any of these areas could cause our results to differ materially from results that have been or may be projected by us or on our behalf.

All forward-looking statements included in this report are based on information available to us on the date of this report. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained in this report.

We caution that the foregoing list of important factors is not exclusive. There may be other factors that may cause our actual results to differ materially from the forward-looking statements in this report, including factors disclosed under the sections of this report titled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." You should evaluate all forward-looking statements made in this report in the context of these risks and uncertainties. We urge investors not to unduly rely on forward-looking statements contained in this report.

PART I

Item 1. Business.

Overview

The terms "B&G Foods," "our," "we" and "us," as used in this report, refer to B&G Foods, Inc. and its wholly owned subsidiaries, except where it is clear that the term refers only to the parent company. Throughout this report, we refer to our fiscal years ended December 29, 2018, December 28, 2019, January 2, 2021, January 1, 2022, December 31, 2022 and December 30, 2023 as "fiscal 2018," "fiscal 2019," "fiscal 2020," "fiscal 2021," "fiscal 2022" and "fiscal 2023," respectively. Our fiscal year is the 52 or 53 week reporting period ending on the Saturday closest to December 31. Fiscal 2023 contains, and fiscal 2022, 2021, 2019 and 2018 each contained, 52 weeks. Fiscal 2020 contained 53 weeks.

B&G Foods manufactures, sells and distributes a diverse portfolio of branded, high quality, shelf-stable and frozen food and household products across the United States, Canada and Puerto Rico. Many of our branded products have leading regional or national market shares. In general, we position our products to appeal to the consumer desiring a high quality and reasonably priced product. We complement our branded product retail sales with institutional and foodservice sales and private label sales.

B&G Foods, including our subsidiaries and predecessors, has been in business for over 125 years. We were incorporated in Delaware on November 25, 1996 under the name B Companies Holdings Corp. On August 11, 1997, we changed our name to B&G Foods Holdings Corp. On October 14, 2004, B&G Foods, Inc., then our wholly owned subsidiary, was merged with and into us and we were renamed B&G Foods, Inc.

Our company has been built upon a successful track record of both organic and acquisition-related growth. Our goal is to continue to increase sales, profitability and cash flows through organic growth, disciplined acquisitions of complementary branded businesses and new product development. Since 1996, we have successfully acquired and integrated more than 50 brands into our company.

The table below includes some of the acquisitions and the divestitures we have completed in recent years:

Date	Significant Event
January 2023	Divestiture of the *Back to Nature* business, which was sold to Barilla America, referred to as the "*Back to Nature* sale" in the remainder of this report.
May 2022	Acquisition of the frozen vegetable manufacturing operations of Growers Express, LLC, referred to as the "Yuma acquisition" in the remainder of this report.
December 2020	Acquisition of the *Crisco* brand of oils and shortening from The J. M. Smucker Co., referred to as the "*Crisco* acquisition" in the remainder of this report.
May 2019	Acquisition of Clabber Girl Corporation, including the *Clabber Girl*, *Rumford*, *Davis*, *Hearth Club* and *Royal* brands of retail baking powder, baking soda and corn starch, and the *Royal* brand of foodservice dessert mixes, from Hulman & Company, referred to as the "*Clabber Girl* acquisition" in the remainder of this report.
October 2018	Divestiture of Pirate Brands, including the *Pirate's Booty*, *Smart Puffs*, and *Original Tings* brands, which was sold to The Hershey Company.
July 2018	Acquisition of the *McCann's* brand of premium Irish oatmeal from TreeHouse Foods, Inc.
October 2017	Acquisition of Back to Nature Foods Company, LLC and related entities, including the *Back to Nature* and *SnackWell's* brands, from Brynwood Partners VI L.P., Mondelēz International and certain other sellers.
December 2016	Acquisition of Victoria Fine Foods, LLC, and a related entity, from Huron Capital Partners and certain other sellers.
November 2016	Acquisition of the spices & seasonings business of ACH Food Companies, Inc., including the *Spice Islands*, *Tone's*, *Durkee* and *Weber* brands, referred to as the "spices & seasonings acquisition" in the remainder of this report.
November 2015	Acquisition of the *Green Giant* and *Le Sueur* brands from General Mills, Inc.

Products and Markets

The following is a brief description of some of our brands and product lines:

The *Green Giant* and *Le Sueur* brands trace their roots to Le Sueur, Minnesota in 1903, and the Minnesota Valley Canning Company. For more than 100 years, *Green Giant* and *Le Sueur* vegetables have been grown and *picked at the peak of perfection* in the Valley of the Jolly Green Giant. In the remainder of this report, we generally refer to the *Green Giant* and *Le Sueur* brands collectively as the "*Green Giant* brand."

The *Crisco* brand was introduced in 1911 and has revolutionized the way food is prepared and the way it tastes. From being the first shortening product made of plant based oils and oil seeds to creating the first cooking oil that was promoted for its light taste, *Crisco* has been making life in the kitchen more delicious for years. Today, *Crisco* is the number one brand of vegetable shortening, the number one brand of vegetable oil and also holds a leadership position in other cooking oils and cooking sprays.

The *Ortega* brand has been in existence since 1897. Its products span the shelf-stable Mexican food segment including taco shells, tortillas, seasonings, dinner kits, taco sauces, peppers, refried beans, salsas and related food products.

Clabber Girl, which originated as a wholesale grocery company dating back to the 1850's, is a leader in baking products, including baking powder, baking soda and corn starch. In addition to *Clabber Girl*, the number one retail baking powder brand, product offerings also include the *Rumford*, *Davis*, *Hearth Club* and *Royal* brands of retail baking powder, baking soda and corn starch, and the *Royal* brand of foodservice dessert mixes.

The *Maple Grove Farms of Vermont* brand, which originated in 1915, is one of the leading brands of pure maple syrup sold in the United States. Other products under the *Maple Grove Farms of Vermont* label include a line of gourmet salad dressings, sugar free syrups, marinades, fruit syrups, confections, pancake mixes and organic products.

The *Cream of Wheat* brand was introduced in 1893 and is among the leading brands and one of the most trusted and widely recognized brands of hot cereals sold in the United States. *Cream of Wheat* is available in Original, Whole Grain and Maple Brown Sugar stove top, and also in instant packets of Original and other flavors. We also offer *Cream of Rice*, a gluten-free, rice-based hot cereal.

The *Dash* brand, which was introduced in 1983 as the original brand in salt-free seasonings, is available in more than a dozen blends. In 2005, the leading brand in salt-free seasonings introduced salt-free marinades. *Dash's* brand essence, "Salt-Free, Flavor-Full," resonates with consumers and underscores the brand's commitment to provide healthy products that fulfill consumers' expectations for taste. Prior to 2020, the brand was known as *Mrs. Dash*.

Victoria Fine Foods is a Brooklyn-based business founded in 1929. The *Victoria* brand offers a variety of premium pasta and specialty sauces, savory condiments and tasty gourmet spreads. Using traditional cooking methods, *Victoria* sauces are slow kettle-cooked to ensure rich flavor and a homemade taste. Committed to its values of quality, honesty, authenticity and community, *Victoria* believes that *Ingredients Come First*.

The *Las Palmas* brand originated in 1922 and primarily includes authentic Mexican enchilada sauce, chili sauce and various pepper products.

The *Bear Creek Country Kitchens* brand is the leading brand of hearty dry soups in the United States. *Bear Creek Country Kitchens* also offers a line of savory pasta dishes and hearty rice dishes.

The *Weber* brand of seasonings and other flavor enhancers was introduced in 2006 under a licensing agreement with Weber-Stephen Products LLC, maker of the popular *Weber* grills. Under the *Weber* brand, we offer a wide range of grilling seasoning blends, rubs, marinades, sprays and sauces.

The *Spice Islands* brand, established in San Francisco in 1941, is a leading premium spices and extracts brand offering a diverse line of high quality products including spices, seasonings, dried herbs, extracts, flavorings and sauce blends. The brand's offerings include organic products.

The *Mama Mary's* brand was introduced in 1986 and is a leading brand of shelf-stable pizza crusts. *Mama Mary's* also offers pizza sauces and premium gourmet pepperoni slices.

The *Polaner* brand was introduced in 1880 and is comprised of a broad array of fruit-based spreads as well as jarred wet spices such as chopped garlic and oregano. *Polaner All Fruit* is a leading national brand of fruit-juice sweetened fruit spread. The spreads are available in more than a dozen flavors. *Polaner Sugar Free* preserves are the second leading brand of sugar free preserves nationally.

The *Tone's* brand started as a family business in 1873 and was responsible for many of the early advancements in the spice industry. The *Tone's* brand sells predominantly in the club channel while also servicing traditional grocery.

The *Underwood* brand's "*Underwood Devil*" logo, which was registered in 1870, is believed to be the oldest registered trademark still in use for a prepackaged food product in the United States. *Underwood* meat spreads, which were introduced in the late 1860s, include deviled ham, white-meat chicken, roast beef, corned beef and liverwurst.

The *Bloch & Guggenheimer (B&G)* brand originated in 1889, and its pickle, pepper and relish products are a leading brand in the New York metropolitan area. This line consists of shelf-stable pickles, peppers, relishes, olives and other related specialty items.

The *Ac'cent* brand was introduced in 1947 as a flavor enhancer for meat preparation and is generally used on beef, poultry, fish and vegetables. We believe that *Ac'cent* is positioned as a unique flavor enhancer that provides food with the "umami" flavor sensation.

The *Grandma's* brand of molasses, which was introduced in 1890, is the leading brand of premium-quality molasses sold in the United States. *Grandma's* molasses products are offered in two distinct styles: *Grandma's* Original Molasses and *Grandma's* Robust Molasses.

The *New York Style* brand was created in 1985 and includes Original *Bagel Crisps*, Pita Chips and *Panetini* Italian Toast.

The *Spring Tree* brand originated in 1976 in Brattleboro, Vermont, and consists of pure maple syrup and sugar free syrup.

The *Don Pepino* and *Sclafani* brands originated in 1955 and 1900, respectively, and primarily include pizza and spaghetti sauces, whole and crushed tomatoes and tomato puree.

The *Old London* brand was created in 1932 and offers a variety of flavors available in melba toast snacks. *Old London* also markets specialty snacks under the *Devonsheer* brand name.

The *Trappey's* brand, which was introduced in 1898, has a Louisiana heritage. *Trappey's* products fall into two major categories—high quality peppers and hot sauces, including *Trappey's Red Devil*.

The *B&M* brand was introduced in 1927. The *B&M* line includes a variety of baked beans and brown bread. The *B&M* brand currently has a leading market share in the New England region.

The *McCann's* brand has been in existence since 1800 and offers classic traditional steel cut Irish oatmeal as well as convenience-oriented oatmeal products.

The *Baker's Joy* brand was introduced in 1982 and is the original brand of no-stick baking spray with flour. *Baker's Joy*'s product proposition has been to "generate a perfect release from the pan every time," making baking easier, faster and more successful for everyday bakers.

The *TrueNorth* brand was introduced in 2008. *TrueNorth* nut cluster snacks combine freshly roasted nuts, a dash of sea salt and just a hint of sweetness. *TrueNorth* varieties include almond pecan crunch, chocolate nut crunch and cashew crunch.

The *Cary's* brand originated in 1904 and is the oldest brand of pure maple syrup in the United States. *Cary's* also offers sugar free syrup.

The *Regina* brand, which has been in existence since 1949, includes vinegars and cooking wines. *Regina* products are most commonly used in the preparation of salad dressings as well as in a variety of recipe applications, including sauces, marinades and soups.

The *Static Guard* brand, the number one brand name in static elimination sprays, created the anti-static spray category when it was launched in 1978 to fulfill a previously unmet consumer need. The brand's ability to consistently deliver on its promise to "instantly eliminate static cling" has resulted in a loyal consumer following.

The *Durkee* brand was established in 1850 and, like our *Tone's* brand, started as a family business and was an early leader in the spice industry.

The *Wright's* brand was introduced in 1895 and is a seasoning that reproduces the flavor and aroma of pit smoking in meats, chicken and fish. *Wright's* is offered in three flavors: Hickory, Mesquite and Applewood.

The *Sugar Twin* brand, primarily sold in Canada, was developed in 1968 and is a calorie free sugar substitute.

The *Emeril's* brand was introduced in 2000 under a licensing agreement with celebrity chef Emeril Lagasse. We offer a line of pasta sauces, seasonings, cooking stocks, mustards and cooking sprays under the *Emeril's* brand name.

The *Joan of Arc* brand, which originated in 1895, includes a full range of canned beans including kidney, chili and other varieties.

The *Brer Rabbit* brand has been in existence since 1907 and currently offers mild and full-flavored molasses as well as blackstrap molasses. Mild molasses is designed for table use and full-flavored molasses is typically used in baking, barbeque sauces and as a breakfast syrup.

The *Sa-són* brand was introduced in 1947 as a flavor enhancer used primarily for Puerto Rican and Hispanic food preparation. The product is generally used on beef, poultry, fish and vegetables. The brand's flavor enhancer is offered in four flavors: Original, Coriander and Achiote, Garlic and Onion, and Tomato. We also offer reduced sodium versions of *Sa-són*.

The *Vermont Maid* brand has been in existence since 1919 and offers maple-flavored syrups. *Vermont Maid* syrup is available in regular, sugar-free and sugar-free butter varieties.

The *New York Flatbreads* brand is a line of thin, crispy, flavorful crispbread that is available in several toppings.

The *Molly McButter* brand created the butter-flavored sprinkles category in 1987. *Molly McButter* is available in butter and cheese flavors.

The *Canoleo* brand offers an all-purpose margarine used for spreading, cooking and baking.

Food Industry

The food industry is one of the United States' largest industries. Historically, it has been characterized by relatively stable sales growth, based largely on price and population increases. In recent years, however, excluding the impact of the COVID-19 pandemic, many traditional center of store grocery brands in the industry have often experienced flat to modestly declining sales. Over the past decade or so, the retail side of the food industry has seen a continuing shift of sales to alternate food outlets such as supercenters, warehouse clubs, organic and "natural" food stores, dollar stores, drug stores and e-tailers. Among other things, this shift has caused consolidation of traditional grocery chains into larger entities, often spanning the country under varying banner names. Consolidation has increased the importance of having a number one or two brand within a category, be that position national or regional. At the same time, this shift has also introduced many alternatives to traditional grocery chains. A broad sales and distribution infrastructure has also become critical for food companies, allowing them to reach all outlets selling food to consumers and expanding their growth opportunities.

Sales, Marketing and Distribution

Overview. We sell, market and distribute our products through a multiple-channel sales, marketing and distribution system to all major U.S. food channels, including sales and shipments to supermarkets, mass merchants, warehouse clubs, wholesalers, foodservice distributors and direct accounts, specialty food distributors, military commissaries and non-food outlets such as drug, dollar store chains and e-tailers. Certain of our brands, including *Dash, Green Giant*, *Crisco, Cream of Wheat*, *Ac'cent*, *Crock Pot*® seasoning mixes, *Underwood*, *Polaner*, *Static Guard*, *New York Style*, *Sugar Twin* and *Victoria* are also distributed to similar food channels in Canada. We sell, market and distribute our household brand, *Static Guard*, through the same sales, marketing and distribution system to many of the same customers who buy our food products as well as to other household product retailers and distributors.

We sell our products primarily through broker sales networks to supermarket chains, foodservice outlets, mass merchants, warehouse clubs, non-food outlets and specialty distributors. The broker sales network handles the sale of our products at the retail level.

Sales. Our sales organization is aligned by distribution channels and consists of regional sales managers, key account managers and sales persons. Regional sales managers sell our products nationwide through national and regional brokers, with separate organizations focusing on foodservice, grocery chain accounts and special markets. Our sales managers coordinate our broker sales efforts, make key account calls with buyers or distributors and supervise broker retail coverage of the products at the store level.

Our sales strategy is centered on individual brands. We allocate promotional spending for each of our brands and our regional sales managers coordinate promotions with customers. Additionally, our marketing department works in conjunction with the sales department to coordinate special account activities and marketing support, such as couponing, public relations and media advertising.

We have a national sales force that is capable of supporting our current brands and quickly integrating and supporting any newly acquired brands.

Marketing. Our marketing organization is aligned by brand and is responsible for the strategic planning for each of our brands. We focus on deploying promotional dollars where we believe the spending will have the greatest impact on sales. Marketing and trade spending support, on a national basis, typically consists of advertising trade promotions, coupons and cross-promotions with supporting products. Radio, internet, social media and limited television advertising supplement this activity.

Distribution. We distribute our products through a multiple-channel system that covers every class of customer nationwide. Due to the different demands of distribution for frozen and shelf-stable products, we maintain separate distribution systems.

Our shelf-stable distribution network consists of six primary distribution centers in the United States, four of which are leased by us and are operated for us by a third-party logistics provider, one that is located at an owned manufacturing facility and is operated by us, and one that is located at an owned manufacturing facility and is operated by a third-party logistics provider. We also ship to certain customers direct from some of our manufacturing facilities. In Canada, Mexico and from time to time in the United States we also use public warehouse and distribution facilities for our shelf-stable products.

Our frozen distribution network consists of seven primary distribution centers in the United States and Canada, which are owned and operated by third-party logistics providers.

We believe that our distribution systems for shelf-stable and frozen products have sufficient capacity to accommodate incremental product volume. See Item 2, "Properties" for a listing of our owned and leased distribution centers and warehouses.

In recent years, we have been negatively impacted by industry-wide increases in the cost of distribution, primarily driven by increased freight rates. We attempt to offset all or a portion of these increases through price increases and cost savings initiatives. For example, despite higher rates for freight in 2021 and 2022, we were able to offset a portion of the freight cost increases through pricing, which included both list price increases and trade spend optimization.

Freight rates increased significantly during the fourth quarter of 2020, fiscal 2021 and fiscal 2022, and we expect freight rates to remain elevated in 2023. To the extent that we are unable to offset present and future cost increases through pricing and cost savings initiatives, our operating results will be negatively impacted.

Customers

Our top ten customers accounted for approximately 60.5% of our net sales and approximately 60.3% of our end of the year receivables for fiscal 2022. Other than Walmart, which accounted for approximately 27.3% of our fiscal 2022 net sales, no single customer accounted for 10.0% or more of our fiscal 2022 net sales. Other than Walmart, which accounted for approximately 30.6% of our receivables as of December 31, 2022, no single customer accounted for more than 10.0% of our receivables as of December 31, 2022. During fiscal 2022, 2021 and 2020, our net sales to foreign countries represented approximately 7.8%, 8.3% and 7.8%, respectively, of our total net sales. Our foreign sales are primarily to customers in Canada.

Seasonality

Sales of a number of our products tend to be seasonal and may be influenced by holidays, changes in seasons/weather or certain other annual events. In general, our sales are higher in the first and fourth quarters.

We purchase most of the produce used to make our frozen and shelf-stable canned vegetables, pickles, relishes, peppers, tomatoes and other related specialty items during the months of June through October, and we generally purchase the majority of our maple syrup requirements during the months of April through August. Consequently, our liquidity needs are greatest during these periods.

Competition

We face competition in each of our product lines. Numerous brands and products compete for shelf space and sales, with competition based primarily on product quality, convenience, price, trade promotion, consumer promotion, brand recognition and loyalty, customer service, advertising and other activities and the ability to identify and satisfy emerging consumer preferences. We compete with numerous companies of varying sizes, including divisions or subsidiaries of larger companies. Many of these competitors have multiple product lines, substantially greater financial and other resources and may have lower fixed costs and/or be substantially less leveraged than we are. Our ability to grow our business could be impacted by the relative effectiveness of, and competitive response to, our product initiatives, product innovation, advertising and promotional activities. In addition, from time to time, we experience margin pressure in certain markets as a result of competitors' pricing practices.

Our products compete not only against other brands in their respective product categories, but also against products in similar or related product categories. For example, our shelf-stable pickles compete not only with other brands of shelf-stable pickles, but also with pickle products found in the refrigerated sections of grocery stores, and all our brands compete against private label products to varying degrees.

Raw Materials

We purchase raw materials, including agricultural products, oils, meat, poultry, flour, ingredients and packaging materials from growers, commodity processors, other food companies and packaging suppliers located in U.S. and foreign locations. The principal raw materials for our products include corn, peas, broccoli, oils, beans, pepper, garlic and other spices, maple syrup, wheat, corn, nuts, cheese, fruits, beans, tomatoes, peppers, meat, sugar, concentrates, molasses and corn sweeteners. Vegetables for the *Green Giant* brand are primarily purchased under dedicated acreage supply contracts from a number of growers prior to each growing season with the remaining demand being sourced directly from third parties. We purchase certain other agricultural raw materials in bulk or pursuant to short-term supply contracts. Most of our agricultural products are purchased between April 1 and October 31. We generally source pepper, garlic and other spices and herbs from locations other than the United States. We purchase the majority of our maple syrup from Canada. We also use packaging materials, particularly glass jars, cans, cardboard and plastic containers. The profitability of our business relies in substantial part on the prices we and our co-packers pay for these raw materials and packaging materials, which can fluctuate due to a number of factors, including changes in crop size, national, state and local government sponsored agricultural programs, export demand, currency exchange rates, natural disasters, weather conditions during the growing and harvesting seasons, water supply, general growing conditions, the effect of insects, plant diseases and fungi, and glass, metal and plastic prices.

Fluctuations in commodity prices can lead to retail price volatility and intensive price competition, and can influence consumer and trade buying patterns.

The cost of labor, manufacturing, energy, fuel, packaging materials and other costs related to the production and distribution of our food products can from time to time increase significantly and unexpectedly. We experienced sudden and high cost inflation in fiscal 2021 and fiscal 2022 and expect cost inflation to remain high and possibly continue to increase in fiscal 2023. We attempt to manage these risks by entering into short-term supply contracts and advance commodities purchase agreements, implementing cost saving measures and raising sales prices. During the past several years, our cost saving measures and sales price increases have not been sufficient to fully offset increases to our raw material, ingredient and packaging costs. To the extent we are unable to offset present and future cost increases, our operating results will be negatively impacted.

Production

Manufacturing. We operate twelve manufacturing facilities for our products. See Item 2, "Properties" for a listing of our manufacturing facilities.

Co-Packing Arrangements. In addition to our own manufacturing facilities, we source a significant portion of our products under "co-packing" arrangements, a common industry practice in which manufacturing is outsourced to other companies. We regularly evaluate our co-packing arrangements to ensure the most cost-effective manufacturing of our products and to utilize company-owned manufacturing facilities most effectively. Third parties located in U.S. and foreign locations produce our *Baker's Joy*, *B&M*, *Bear Creek Country Kitchens*, *Canoleo*, *Cream of Rice*, *Crock Pot*, *Joan of Arc*, *Le Sueur*, *MacDonald's*, *McCann's*, *New York Flatbreads*, *Regina*, *Spring Tree*, *Static Guard*, *Sugar Twin*, *TrueNorth* and *Underwood* products and a portion of our *B&G*, *Cary's*, *Cream of Wheat*, *Crisco*, *Emeril's*, *Green Giant*, *Las Palmas*, *Ortega* and *Victoria* products under co-packing agreements or purchase orders. Each of our co-packers produces products for other companies as well. We believe that there are alternative sources of co-packing production readily available for the majority of our products. However, we may experience short-term or long-term disturbances in our operations and our ability to implement our business plan or meet consumer demand if we are unexpectedly required to change our co-packing arrangements or are unable to enter into additional or alternative arrangements in the future.

Trademarks and Licensing Agreements

Trademarks. We consider our trademarks, in the aggregate, to be material to our business. We protect our trademarks by registration in the United States, Canada and in other countries where we sell our products. We also oppose any infringement in key markets. Trademark protection continues in some countries for as long as the mark is used and in other countries for as long as it is registered. Registrations generally are for renewable, fixed terms. Examples of our trademarks and registered trademarks include *Ac'cent, B&G, B&G Sandwich Toppers, B&M, Baker's Joy, Bear Creek Country Kitchens, Brer Rabbit, Canoleo, Cary's, Clabber Girl, Cream of Rice, Cream of Wheat, Crisco, Dash, Devonsheer, Don Pepino, Durkee, Emeril's, Grandma's, Green Giant, Joan of Arc, Las Palmas, Le Sueur, MacDonald's, Mama Mary's, Maple Grove Farms of Vermont, McCann's, Molly McButter, New York Flatbreads, New York Style, Old London, Ortega, Polaner, Regina, Sa-són, Sclafani, Spice Islands, Spring Tree, Static Guard, Sugar Twin, Tone's, Trappey's, TrueNorth, Underwood, Vermont Maid, Victoria, Weber* and *Wright's*.

Inbound License Agreements. From time to time we enter into inbound licensing agreements. For example, we sell *Weber* seasonings and other flavor enhancers pursuant to a licensing agreement with Weber-Stephen Products LLC, *Emeril's* brand products pursuant to a license agreement with a subsidiary of Marquee Brands, *Crockpot* seasoning mixes pursuant to a license agreement with Sunbeam Products, Inc., *Skinnygirl* fat free and sugar free salad dressings and sugar free cocktail inspired preserves pursuant to a license agreement with Better Bites, LLC, *Cinnamon Toast Crunch Cinnadust* seasoning blend and *Cinnamon Toast Crunch* creamy cinnamon spread pursuant to a license agreements with a subsidiary of General Mills, Inc., *Snickers* and *Twix* shakers seasoning blends pursuant to a license agreement with a subsidiary of Mars, Inc., *Einstein Bros.* everything bagel seasoning blend pursuant to a license agreement with Einstein Noah Restaurant Group, Inc., and *Cream of Wheat Cinnabon*®, a co-branded product, pursuant to a license agreement with a subsidiary of Cinnabon Franchisor SPV LLC.

Outbound License Agreements. We also from time to time enter into outbound license agreements for our trademarks and other intellectual property. For example, the *Green Giant* trademark is licensed to third parties for use in connection with their sale of fresh produce in the United States and Europe. We also license the *Green Giant* name and related intellectual property to General Mills for use with its sale of frozen and shelf-stable products in parts of Europe, Asia and in various other locations outside of the United States and Canada.

Human Capital

As of December 31, 2022, our workforce consisted of 3,085 employees. Of that total, 2,661 employees were engaged in manufacturing, 144 were engaged in marketing and sales, 165 were engaged in warehouse and distribution and 115 were engaged in administration. Approximately 57.0% of our employees, located at six manufacturing facilities in the United States and one manufacturing facility in Mexico, are covered by collective bargaining agreements. See "—*Labor Relations and Collective Bargaining Agreements"* below.

Our Core Values; Compliance and Ethics. At B&G Foods, we are committed to providing quality products and observing high ethical standards in the conduct of our business. Together with our predecessors, we have been doing so since the 1800s. Our core values: *passion*; *food safety and quality*; *diversity, equity and inclusion*; *integrity and accountability*; *customer and consumer focus*; *safety and health at work*; *collaboration*; and *empowerment*, have been critical to our success. Our Code of Business Conduct and Ethics, referred to as our Code, serves as a guide for all directors, officers, employees and representatives of B&G Foods in our daily interactions with our customers, consumers, stockholders, regulatory agencies, supply chain partners and fellow employees. We provide annual and periodic training and educational materials to our employees on our Code, raising and resolving ethical issues, ethical decision making and on various other compliance and ethics topics.

Our Culture. We love food and bringing our family of brands to our consumers and their families. We have fire in our bellies, are energized by new challenges and pursue excellence in everything we do. We believe in teamwork, have a common desire to be part of something big, and share a commitment to stay humble even as we continue to grow.

We believe in the power of teams while respecting individual differences. We believe in timely and open communication. We support each other professionally and personally without being asked. Our open-door policy creates an idea-driven environment where each of us, regardless of level, has a voice. We are approachable, collegial and fiercely loyal.

Communication and Transparency; Employee Feedback; Employee Engagement. We use various communication vehicles to share information with our employees about the business priorities, performance and internal happenings across our company.

We make it a priority to listen to our employees, to understand their diverse viewpoints and respond to their feedback by taking action to improve. We do this in part by monitoring employee engagement and satisfaction through periodic employee engagement surveys. In 2020, we expanded our employee engagement survey to include additional questions regarding diversity, equity and inclusion.

Employee Empowerment, Training and Professional Development. We enable and encourage our employees to grow, excel and realize their full potential. We strive to hire people more talented than we are. We empower our people to make the decisions needed today, and prepare them for even bigger decisions they will make in the future. We support professional development by providing access to internal and external training resources and programs.

Diversity, Equity and Inclusion (DEI). We embrace diversity and value the similarities and differences of our employees. We leverage diverse backgrounds and perspectives to achieve outstanding results. We are committed to fostering an equitable and inclusive work environment where all employees have the opportunity to share their ideas, grow with our company, and realize their full potential.

The tables below provide information regarding the percentages of our employees who are female or from underrepresented groups as compared to our overall employee population and our leadership. The tables also set forth our five-year goals (established in January 2022) to increase the representation of women and members of underrepresented groups in both our general employee population and our leadership.

	Female Talent as a Percentage of Employees			
	Fiscal Year Ended			**Goal**
	December 31, 2022	**January 1, 2022**	**January 2, 2021**	**By 2027**
All Employees	33%	34%	33%	50%
Corporate	54%	53%	53%	
Manufacturing, Warehouse and Distribution	28%	29%	29%	
All Leadership Employees	28%	28%	27%	38%
Corporate Leadership[1]	39%	34%	31%	
Manufacturing, Warehouse and Distribution Leadership[2]	24%	26%	26%	

Underrepresented Talent[3] as a Percentage of Employees

| | Fiscal Year Ended | | | Goal |
	December 31, 2022	January 1, 2022	January 2, 2021	By 2027
All Employees	38%	32%	30%	35%
Corporate	21%	21%	20%	
Manufacturing, Warehouse and Distribution	42%	35%	32%	
All Leadership Employees	25%	18%	17%	28%
Corporate Leadership[1]	6%	10%	10%	
Manufacturing, Warehouse and Distribution Leadership[2]	31%	21%	20%	

(1) Corporate leadership includes corporate employees at director-level and above.

(2) Manufacturing, warehouse and distribution leadership includes manufacturing, warehouse and distribution employees supervisor/manager-level and above.

(3) Underrepresented talent refers to groups who have been denied access and/or suffered past institutional discrimination in the United States and, according to the Census and other federal measuring tools, includes African Americans, Asian Americans, Hispanics or Chicanos/Latinos, and Native Americans. This is revealed by an imbalance in the representation of different groups in common pursuits such as education, jobs, and housing, resulting in marginalization for some groups and individuals and not for others, relative to the number of individuals who are members of the population involved.

We have significantly increased our focus on DEI and are committed to achieving measurable improvements in results. As such, we have recently undertaken several DEI actions and initiatives, including:

In July 2020, our board of directors formed a corporate social responsibility committee that has been tasked with, among other things, oversight responsibility for our DEI efforts. Additionally, in January 2021, we formed a DEI council. The DEI Council consists of a cross-section of employees with different professional and personal backgrounds and experiences. The primary purpose of the DEI council is to provide input and guidance regarding our company's DEI goals, strategy, metrics, initiatives, approach and communications and to partner with our company's executive leadership team, human resources department and other employees to plan and implement DEI-related initiatives.

In January 2021, we hired a third-party DEI consultant to help us further develop our DEI strategy and priorities, educate and increase our self-awareness, assess our internal demographics and work practices, and provide guidance to our board of directors, corporate social responsibility committee, DEI council and management as we continue to make progress on our DEI efforts. In January 2022, we established five-year DEI goals, which are reflected in the tables above and about which we expect to report at least annually.

We are also working on DEI efforts in our supply chain. We are encouraging our business leaders to work closely with our procurement team to identify diverse suppliers so that they are provided with meaningful opportunities to compete for our business and so that we can expand our outreach and support to small- and large-scale suppliers from underrepresented communities.

Discrimination and Harassment. As set forth in our Code and our discrimination and harassment policy, we have a zero-tolerance policy on discrimination and harassment and have several methods under which employees can report incidents, including an online and telephone hotline through which employees can report any discrimination and harassment or any other compliance and ethics concerns confidentially or anonymously and without fear of reprisal.

Compensation and Benefits. We provide competitive and equitable wages and offer comprehensive and affordable benefits to our employees.

Human Rights. Consistent with the requirements of our Code, our core values and our human rights policy, we respect the personal dignity and individual worth of every human being. At B&G Foods, it is the responsibility of each of our employees to maintain a work culture that supports human rights. Likewise, in establishing and maintaining relationships with our supply chain partners and other business partners, we expect the same commitment to high ethical standards and compliance with applicable laws, including those relating to human rights. We are committed to compliance with all applicable laws and regulations with respect to human rights, and our respect for the protection and preservation of human rights is guided by the principles set forth in the United Nations Universal Declaration of Human

Rights. We have and will continue to communicate to our employees, supply chain partners and other stakeholders our commitment to human rights through our Code, our supplier code of conduct and our human rights policy.

Safety & Health at Work. We are committed to ensuring the health and safety of our employees and expect the same from our supply chain partners. We are committed to preventing accidents, injuries and illnesses related to the workplace. In January 2021, we adopted a new environmental, health and safety policy that, among other things, provides that we hold our leadership accountable for providing and maintaining safe and healthful working conditions; insist that no manufacturing facility, warehouse, office, or department will be considered properly managed regardless of its proficiency in other areas unless it maintains a safe and healthful work environment; and mandating that safety is a condition of employment and holding every employee accountable for following all prescribed work safety practices and procedures. To promote safety and health at work, we provide monthly safety and health training and assessments as well as annual internal and third-party safety and health audits.

Labor Relations and Collective Bargaining Agreements. We have collective bargaining agreements covering employees at six of our facilities in the United States, which vary in term depending on the location:

Facility Location	Union	Effective Date	Expiration Date	No. of Employees Covered[1]
Ankeny, IA	International Brotherhood of Teamsters, Local No. 238	Apr. 5, 2020	Apr. 6, 2025	298
Brooklyn, NY . . .	United Food and Commercial Workers Union, Local No. 342	Jan. 1, 2020	Dec. 31, 2023	53
Cincinnati, OH . .	The Employees Representation Association	May 1, 2020	Apr. 30, 2023	125
Roseland, NJ	International Brotherhood of Teamsters, Chauffeurs, Warehousemen & Helpers of America, Local No. 863	Apr. 1, 2020	Mar. 31, 2026	49
Stoughton, WI . . .	Drivers, Salesmen, Warehousemen, Milk Processors, Cannery, Dairy Employees and Helpers Union, Local No. 695	Mar. 28, 2021	Mar. 26, 2026	80
Terre Haute, IN . .	Chauffeurs, Teamsters, Warehousemen and Helpers Union, Local No. 135	Mar. 28, 2021	Mar. 30, 2024	108

[1] As of December 31, 2022.

Historically, there were two unions representing 1,045 employees at our facility in Mexico, (1) the Industrial Union of Stevedore Workers, Cargo Transport Operators and Similar from the Mexican Republic and (2) the Union of Agriculture Workers at the Service of the Region. The collective bargaining agreements with the two unions did not have expiration dates but certain terms of the agreements were required to be reviewed periodically. However, in February 2023, the National Union of Frozen and Packaging Food Processors, Similar and Related, which falls under the umbrella of the Confederation of Mexican Workers (CTM), assumed responsibility for the administration of the collective bargaining agreements covering our union employees in Mexico following a representation vote under the new Mexican labor law. We are currently negotiating a new collective bargaining agreement with CTM to replace the existing collective bargaining agreements. The new collective bargaining agreement must be subjected to a vote of the union employees in Mexico by May 1, 2023.

As noted in the table and paragraph above, four of our collective bargaining agreements, covering employees at our Cincinnati, Brooklyn and Mexico facilities, are scheduled to expire in the next twelve months. While we believe that our relations with our union employees are in general good, we cannot assure you that we will be able to negotiate new collective bargaining agreements for our Cincinnati, Brooklyn and Mexico facilities on terms satisfactory to us, or at all, and without production interruptions, including labor stoppages. At this time, however, management does not expect that the outcome of these negotiations will have a material adverse impact on our business, financial condition or results of operations.

Government Regulation

As a manufacturer and marketer of food and household products, our operations are subject to extensive regulation by the United States Food and Drug Administration (FDA), the United States Department of Agriculture (USDA), the Federal Trade Commission (FTC), the Consumer Product Safety Commission (CPSC), the United States Department of Labor, the Environmental Protection Agency and various other federal, state, local and foreign authorities (including government authorities in Canada and Mexico) regarding the manufacturing, processing, packaging, storage, labeling, sale and distribution of our products and the health and safety of our employees. Our manufacturing facilities and products are subject to periodic inspection by federal, state, local and foreign authorities.

We are subject to the Food, Drug and Cosmetic Act and the Food Safety Modernization Act and the regulations promulgated thereunder by the FDA. This comprehensive regulatory program governs, among other things, the manufacturing, composition and ingredients, labeling, packaging and safety of food. We are also subject to the U.S. Bio-Terrorism Act of 2002 which imposes on us import and export regulations. Under the Bio-Terrorism Act we are required, among other things, to provide specific information about the food products we ship into the United States and to register our manufacturing, warehouse and distribution facilities with the FDA.

We believe that we are currently in substantial compliance with all material governmental laws and regulations and maintain all material permits and licenses relating to our operations. Nevertheless, there can be no assurance that we are in full compliance with all such laws and regulations or that we will be able to comply with any future laws and regulations in a cost-effective manner. Failure by us to comply with applicable laws and regulations could subject us to civil remedies, including fines, injunctions, recalls or seizures, as well as potential criminal sanctions, all of which could have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity.

Environmental Matters

Environmental Sustainability. As part of our commitment to being a good corporate citizen, we consider environmental sustainability to be an important strategic focus area. For instance, our manufacturing operations have a variety of initiatives in place to reduce energy usage, conserve water, improve wastewater management, reduce packaging and where possible use recycled and recyclable packaging. We evaluate and modify our manufacturing and other processes on an ongoing basis to mitigate risk and further reduce our impact on the environment, conserve water and reduce waste.

Environmental Sustainability Goals. In January 2022, we established five-year environmental sustainability goals. By 2027, we are striving to have 100% of our packaging be reusable, recyclable, compostable or biodegradable, and for 50% of our packaging to consist of recycled content. By 2027, we also aim to reduce energy usage at our manufacturing facilities by 25% and water usage by 10% and achieve "zero waste" to landfill.

For more information about some of our key environmental sustainability initiatives, and for copies of our environmental, health and safety policy and our water stewardship policy, please see https://www.bgfoods.com/about/responsibility. The information contained on our website is not part of, and is not incorporated in, this or any other report we file with or furnish to the SEC. We are currently collecting baseline data relating to our sustainable packaging, conservation of energy and water, and reduction of waste goals. Over the next year, we plan to enhance our public disclosures regarding the steps we have been taking over the years to minimize our impact on the environment, including the progress we have been making to achieve our environmental sustainability goals.

Environmental Laws and Regulations. We are also subject to environmental laws and regulations in the normal course of business. We have not made any material expenditures during the last three fiscal years in order to comply with environmental laws or regulations. Based on our experience to date, we believe that the future cost of compliance with existing environmental laws and regulations (and liability for known environmental conditions) will not have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity. However, we cannot predict what environmental laws or regulations will be enacted in the future or how existing or future laws or regulations will be enforced, administered or interpreted, nor can we predict the amount of future expenditures that may be required in order to comply with such environmental laws or regulations or to respond to such environmental claims.

Available Information

Under the Securities Exchange Act of 1934, as amended, we are required to file with or furnish to the SEC annual, quarterly and current reports, proxy and information statements and other information. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. We file electronically with the SEC.

We make available, free of charge, through the investor relations section of our website, our reports on Forms 10-K, 10-Q and 8-K, and amendments to those reports, filed with or furnished to the SEC as soon as reasonably practicable after they are filed or furnished to the SEC. The address for the investor relations section of our website is https://www.bgfoods.com/investor-relations.

The full text of the charters for each of the audit, compensation, corporate social responsibility, nominating and governance, and risk committees of our board of directors as well as our code of business conduct and ethics is available at the investor relations section of our website, https://www.bgfoods.com/investor-relations/governance/documents. Our code of business conduct and ethics applies to all of our employees, officers and directors, including our chief executive officer, chief financial officer and chief accounting officer. We intend to disclose any amendment to, or waiver from, a provision of the code of business conduct and ethics that applies to our chief executive officer, chief financial officer or chief accounting officer in the investor relations section of our website.

Our supplier code of conduct, environmental, health and safety policy, human rights policy, water stewardship policy and philanthropy principles are available in the responsibility section of our website, https://www.bgfoods.com/about/responsibility.

The information contained on our website is not part of, and is not incorporated in, this or any other report we file with or furnish to the SEC.

Item 1A. Risk Factors.

Any investment in our company will be subject to risks inherent to our business. Before making an investment decision, investors should carefully consider the risks described below together with all of the other information included in this report. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties that we are not aware of or focused on or that we currently deem immaterial may also impair our business operations. This report is qualified in its entirety by these risk factors.

Any of the following risks could materially and adversely affect our business, consolidated financial condition, results of operations or liquidity. In that case, holders of our securities may lose all or part of their investment.

Risks Specific to Our Company and Industry

The packaged food industry is highly competitive and we face risks related to the execution of our strategy and our ability to respond to channel shifts and other competitive pressures.

The packaged food industry is highly competitive. Numerous brands and products, including private label products, compete for shelf space and sales, with competition based primarily on product quality, convenience, price, trade promotion, brand recognition and loyalty, customer service, effective consumer advertising and promotional activities and the ability to identify and satisfy emerging consumer preferences. We compete with a significant number of companies of varying sizes, including divisions or subsidiaries of larger companies. Many of these competitors have multiple product lines, substantially greater financial and other resources available to them and may have lower fixed costs and/or are substantially less leveraged than our company. In addition, the rapid growth of some channels, in particular in e-commerce, which has expanded significantly following the outbreak of COVID-19, may impact our current operations or strategies more quickly than we planned for, create consumer price deflation, alter the buying behavior of consumers or disrupt our retail customer relationships. We may need to increase or reallocate spending on existing and new distribution channels and technologies, marketing, advertising and new product innovation to protect or increase revenues, market share and brand significance. These expenditures may not be successful, including those related to our e-commerce and other technology-focused efforts, and might not result in trade and consumer acceptance of our efforts. If we are unable to continue to compete successfully with these companies or if competitive pressures or other factors, such as an inability to effectively respond to channel shifts and new technologies, cause our products to lose market share or result in significant price erosion, our business, consolidated financial condition, results of operations or liquidity could be materially and adversely affected.

We may be unable to anticipate changes in consumer preferences and consumer demographics, which may result in decreased demand for our products.

Our success depends in part on our ability to anticipate and offer products that appeal to the changing tastes, dietary habits and product packaging preferences of consumers in the market categories in which we compete. If we are not able to anticipate, identify or develop and market products that respond to these changes in consumer preferences, whether resulting from changing consumer demographics or otherwise, demand for our products may decline and our operating results may be adversely affected. In addition, we may incur significant costs related to developing and marketing new products or expanding our existing product lines in reaction to what we perceive to be increased consumer preference or demand. Such development or marketing may not result in the volume of sales or profitability anticipated.

We may be unable to maintain our profitability in the face of a consolidating retail environment.

Our largest customer, Walmart, accounted for approximately 27.3% of our fiscal 2022 net sales, and our ten largest customers together accounted for approximately 60.5% of our fiscal 2022 net sales. As retail customers, such as supermarkets, discounters, e-commerce merchants, warehouse clubs and food distributors, continue to consolidate and our retail customers grow larger and become more sophisticated, our retail customers may demand lower pricing and increased promotional programs. Further, these customers are reducing their inventories and increasing their emphasis on products that hold either the number one or number two market position and private label products. If we fail to use our sales and marketing expertise to maintain our category leadership positions to respond to these trends, or if we lower our prices or increase promotional support of our products and are unable to increase the volume of our products sold, our profitability and financial condition may be adversely affected.

We are vulnerable to decreases in the supply and increases in the price of raw materials and labor, manufacturing, distribution and other costs, and we may not be able to offset increasing costs by increasing prices to our customers.

We purchase agricultural products, including vegetables, oils and spices and seasonings, meat, poultry, ingredients, packaging materials and other raw materials from growers, commodity processors, other food companies and packaging manufacturers. Commodities, ingredients, packaging materials and other raw materials are subject to increases in price attributable to a number of factors, including changes in crop size, federal and state agricultural programs, export demand, currency exchange rates, energy and fuel costs, water supply, weather conditions during the growing and harvesting seasons, insects, plant diseases and fungi, and glass, metal and plastic prices. Fluctuations in commodity prices can lead to retail price volatility and intensive price competition, and can influence consumer and trade buying patterns. The cost of labor, manufacturing, energy, fuel, packaging materials and other costs related to the production and distribution of our products can from time to time increase significantly and unexpectedly. We attempt to manage these risks by entering into short-term supply contracts and advance commodities purchase agreements from time to time, by implementing cost saving measures and by raising sales prices. During the past several years, our cost saving measures and sales price increases have not been sufficient to fully offset increases to our raw material, ingredient, packaging and distribution costs. Moreover, during fiscal 2023 and possibly beyond, we expect to face continued industry-wide cost inflation for various inputs, including commodities, ingredients, packaging materials, other raw materials, transportation and labor. To the extent we are unable to offset present and future cost increases, our operating results could be materially and adversely affected.

We may be unable to offset any reduction in net sales in our mature food product categories through an increase in trade spending for these categories or an increase in net sales in other categories.

Most of our food product categories are mature and certain categories have experienced declining consumption rates from time to time. If consumption rates and sales in our mature food product categories decline, our revenue and operating income may be adversely affected, and we may not be able to offset this decrease in business with increased trade spending or an increase in sales or profitability of other products and product categories.

We may have difficulties integrating acquisitions or identifying new acquisitions.

A major part of our strategy is to grow through acquisitions. For example, we completed the Yuma acquisition in May 2022 and we completed the *Crisco* acquisition in December 2020 and we expect to pursue additional acquisitions of food product lines and businesses. However, we may be unable to identify and consummate additional acquisitions or may be unable to successfully integrate and manage the product lines or businesses that we have recently acquired or may acquire in the future. In addition, we may be unable to achieve a substantial portion of any anticipated cost savings from acquisitions or other anticipated benefits in the timeframe we anticipate, or at all. Moreover, any acquired product lines or businesses may require a greater than anticipated amount of trade, promotional and capital spending. Acquisitions involve numerous risks, including difficulties in the assimilation of the operations, technologies, enterprise resource planning (ERP) systems, services and products of the acquired companies, personnel turnover and the diversion of management's attention from other business concerns. Any inability by us to integrate and manage any product lines or businesses that we have recently acquired or may acquire in the future in a timely and efficient manner, any inability to achieve a substantial portion of any anticipated cost savings or other anticipated benefits from these acquisitions in the time frame we anticipate or any unanticipated required increases in trade, promotional or capital spending could adversely affect our business, consolidated financial condition, results of operations or liquidity. Moreover, future acquisitions by us could result in our incurring substantial additional indebtedness, being exposed to contingent liabilities or incurring the impairment of goodwill and other intangible assets, all of which could adversely affect our financial condition, results of operations and liquidity.

We have substantial indebtedness, which could restrict our ability to pay dividends and impact our financing options and liquidity position.

At December 31, 2022, we had total long-term indebtedness of $2,404.1 million (before debt discount/premium), including $954.1 million principal amount of senior secured indebtedness and $1,450.0 million principal amount of senior unsecured indebtedness. Our ability to pay dividends is subject to contractual restrictions contained in the instruments governing our indebtedness. Although our credit agreement and the indentures governing our senior notes (which we refer to as the senior notes indentures) contain covenants that restrict our ability to incur debt, as long as we meet these covenants we will be able to incur additional indebtedness. The degree to which we are leveraged on a consolidated basis could have important consequences to the holders of our securities, including:

- our ability in the future to obtain additional financing for working capital, capital expenditures or acquisitions may be limited;

- we may not be able to refinance our indebtedness on terms acceptable to us or at all;

- a significant portion of our cash flow is likely to be dedicated to the payment of interest on our indebtedness, thereby reducing funds available for future operations, capital expenditures, acquisitions and/or dividends on our common stock; and

- we may be more vulnerable to economic downturns and be limited in our ability to withstand competitive pressures.

We are subject to restrictive debt covenants and other requirements related to our debt that limit our business flexibility by imposing operating and financial restrictions on our operations.

The agreements governing our indebtedness impose significant operating and financial restrictions on us. These restrictions prohibit or limit, among other things:

- the incurrence of additional indebtedness and the issuance of certain preferred stock or redeemable capital stock;

- the payment of dividends on, and purchase or redemption of, capital stock;

- a number of restricted payments, including investments;

- specified sales of assets;

- specified transactions with affiliates;

- the creation of certain types of liens;

- consolidations, mergers and transfers of all or substantially all of our assets; and

- entry into certain sale and leaseback transactions.

Our credit agreement requires us to maintain specified financial ratios and satisfy financial condition tests, including, without limitation, a maximum leverage ratio and a minimum interest coverage ratio.

Our ability to comply with the ratios or tests may be affected by events beyond our control, including prevailing economic, financial and industry conditions. A breach of any of these covenants, or failure to meet or maintain ratios or tests could result in a default under our credit agreement and/or our senior notes indentures. Certain events of default under our credit agreement and our senior notes indentures would prohibit us from paying dividends on our common stock. In addition, upon the occurrence of an event of default under our credit agreement or our senior notes indentures, the lenders could elect to declare all amounts outstanding under the credit agreement and the senior notes, together with accrued interest, to be immediately due and payable. If we were unable to repay those amounts, the credit agreement lenders could proceed against the security granted to them to secure that indebtedness. If the lenders accelerate the payment of the indebtedness, our assets may not be sufficient to repay in full this indebtedness and our other indebtedness.

To service our indebtedness and fund our working capital needs, capital expenditures and any future acquisitions, we require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make interest payments on and to refinance our indebtedness, and to fund working capital needs, planned capital expenditures and potential acquisitions depends on our ability to generate cash flow from operations in the future. This ability, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

A significant portion of our cash flow from operations is dedicated to servicing our debt requirements. In addition, in accordance with our current dividend policy we intend to continue distributing a significant portion of any remaining cash flow to our stockholders as dividends.

Our ability to continue to fund our working capital needs and capital expenditures and to expand our business is, to a certain extent, dependent upon our ability to borrow funds under our credit agreement and to obtain other third-party financing, including through the issuance and sale of additional debt or equity securities.

Financial market conditions may impede our access to, or increase the cost of, financing for acquisitions.

Any future financial market disruptions or tightening of the credit markets, may make it more difficult for us to obtain financing for acquisitions or increase the cost of obtaining financing. In addition, our borrowing costs can be affected by short and long-term debt ratings assigned by independent rating agencies that are based, in significant part, on our performance as measured by credit metrics such as interest coverage and leverage ratios. A decrease in these ratings could increase our cost of borrowing or make it more difficult for us to obtain financing.

Future disruptions in the credit markets or other factors, could impair our ability to refinance our debt upon terms acceptable to us or at all.

Our $900.0 million of 5.25% senior notes due 2025 mature on April 1, 2025, our $800.0 million revolving credit facility matures on December 16, 2025, our $610.6 million of tranche B term loans mature on October 10, 2026 and our $550.0 million of 5.25% senior notes due 2027 mature on September 15, 2027. Our ability to raise debt or equity capital in the public or private markets in order to effect a refinancing of our debt at or prior to maturity could be impaired by various factors, including factors beyond our control. For example, in recent years U.S. credit markets experienced significant dislocations and liquidity disruptions that caused the spreads on prospective debt financings to widen considerably. These circumstances materially impacted liquidity in the debt markets, making financing terms for borrowers less attractive, and in certain cases resulted in the unavailability of certain types of debt financing. Any future uncertainty in the credit markets could negatively impact our ability to access additional debt financing or to refinance existing indebtedness on favorable terms, or at all. In addition, any future uncertainty in other financial markets in the U.S. could make it more difficult or costly for us to raise capital through the issuance of common stock or other equity securities. Any of these risks could impair our ability to fund our operations or limit our ability to expand our business or increase our interest expense, which could have a material adverse effect on our financial results.

If we are unable to refinance our indebtedness at or prior to maturity on commercially reasonable terms or at all, we would be forced to seek other alternatives, including:

- sales of assets;

- sales of equity; and

- negotiations with our lenders or noteholders to restructure the applicable debt.

If we are forced to pursue any of the above options, our business and/or the value of an investment in our securities could be adversely affected.

We rely on co-packers for a significant portion of our manufacturing needs, and the inability to enter into additional or future co-packing agreements may result in our failure to meet customer demand.

We rely upon co-packers for a significant portion of our manufacturing needs. See Item 1, "Business—Production—*Co-Packing Arrangements*." The success of our business depends, in part, on maintaining a strong sourcing and manufacturing platform. We believe that there are a limited number of competent, high-quality co-packers in the industry, and if we were required to obtain additional or alternative co-packing agreements or arrangements in the future, we can provide no assurance that we would be able to do so on satisfactory terms or in a timely manner. Our inability to enter into satisfactory co-packing agreements could limit our ability to implement our business plan or meet customer demand.

We rely on the performance of major retailers, wholesalers, specialty distributors and mass merchants for the success of our business, and should they perform poorly or give higher priority to other brands or products, our business could be adversely affected.

We sell our products principally to retail outlets and wholesale distributors including, traditional supermarkets, mass merchants, warehouse clubs, wholesalers, foodservice distributors and direct accounts, specialty food distributors, military commissaries and non-food outlets such as drug store chains, dollar stores and e-tailers. The replacement by or poor performance of our major wholesalers, retailers or chains or our inability to collect accounts receivable from our customers could materially and adversely affect our results of operations and financial condition. In addition, our customers offer branded and private label products that compete directly with our products for retail shelf space and consumer purchases. Accordingly, there is a risk that our customers may give higher priority to their own products or to the products of our competitors. In the future, our customers may not continue to purchase our products or provide our products with adequate levels of promotional support. It is also possible that our customers may replace our branded products with private label products.

Pandemics or disease outbreaks, such as the COVID-19 pandemic, may disrupt our business, including among other things, our supply chain, our manufacturing operations and customer and consumer demand for our products, and could have a material adverse impact on our business.

The spread of pandemics or disease outbreaks such as COVID-19 may disrupt our third-party business partners' ability to meet their obligations to us, which may negatively affect our operations. These third parties include those who supply our ingredients, packaging, and other necessary operating materials, contract manufacturers who supply certain finished goods, distributors, and logistics and transportation providers. In addition, we rely on customers to be able to receive shipments and stock store shelves. If a significant percentage of our workforce or the workforce of our third-party business partners or customers is unable to work, including because of illness or travel or government restrictions in connection with a pandemic or disease outbreak, our operations may be negatively impacted. In addition, a significant increase in demand for food and other consumer packaged goods products as a result of pandemics or disease outbreaks may limit the availability of ingredients, packaging and other raw materials necessary to produce our products, and our operations may be negatively impacted. For example, during the COVID-19 pandemic we experienced supply chain constraints for certain of our products, which negatively impacted our ability to fully satisfy customer and consumer demand for certain of our products. In addition, certain of our customers faced labor shortages as a result of the COVID-19 Omicron variant that limited their ability to receive shipments of certain of our products, which also negatively impacted our ability to fully satisfy consumer demand. Conversely, pandemics or disease outbreaks could result in a widespread health crisis that could adversely affect economies and financial markets, consumer spending and confidence levels resulting in an economic downturn that could affect customer and consumer demand for our products.

Our efforts to manage and mitigate these factors may be unsuccessful, and the effectiveness of these efforts depends on factors beyond our control, including the duration and severity of any pandemic or disease outbreak, as well as third-party actions taken to contain its spread and mitigate public health effects.

The ultimate impact of any pandemic or disease outbreak on our business will depend on many factors, including, among others, the duration of social distancing and stay-at-home and work-from-home mandates, policies and recommendations and whether, and the extent to which, additional waves or variants of any such pandemic or disease outbreak affects the United States and the rest of North America, our ability and the ability of our suppliers to continue to operate our and their manufacturing facilities and maintain the supply chain without material disruption and procure ingredients, packaging and other raw materials when needed despite any disruptions in the supply chain or labor shortages, our customers' ability to adequately staff their distributions centers and stores, and the extent to which macroeconomic conditions resulting from any such pandemic or disease outbreak and the pace of the subsequent recovery may impact consumer eating and shopping habits.

Severe weather conditions, natural disasters and other natural events can affect raw material supplies and reduce our operating results.

Severe weather conditions, natural disasters and other natural events, such as floods, droughts, frosts, earthquakes, pestilence or health pandemics, such as the COVID-19 pandemic, may affect the supply of the raw materials that we use for our products. Our maple syrup products, for instance, are particularly susceptible to severe freezing conditions in Québec, Canada and Vermont during the season in which maple syrup is produced. Our *Green Giant* frozen vegetable manufacturing facility in Irapuato, Mexico is located in a region affected by water scarcity and restrictions on usage. The continuing effects of the COVID-19 pandemic or any future pandemics or disease outbreaks may cause significant disruptions to our supply chain and operations, including disruptions in our ability to purchase raw materials, and delays in the manufacture and shipment of our products. Competing manufacturers can be affected differently by weather conditions, natural disasters and other natural events depending on the location of their supplies. If our supplies of raw materials are delayed or reduced, we may not be able to find supplemental supply sources on favorable terms or at all, which could adversely affect our business and operating results.

Climate change, water scarcity or legal, regulatory, or market measures to address climate change or water scarcity, could negatively affect our business and operations.

In the event that climate change has a negative effect on agricultural productivity, we may be subject to decreased availability or less favorable pricing for certain commodities that are necessary for our products. We may also be subjected to decreased availability or less favorable pricing for water as a result of such change, which could impact our manufacturing and distribution operations. For example, our *Green Giant* frozen vegetable manufacturing facility in Irapuato, Mexico is already affected by water scarcity in that region of Mexico. Any further restrictions on, or loss of, water rights due to water scarcity, water rights violations or otherwise for our Irapuato manufacturing facility could have a material adverse effect on our business and operating results.

The increasing concern over climate change also may result in more regional, federal, foreign and/or global legal and regulatory requirements to reduce or mitigate the effects of greenhouse gases. In the event that such regulation is enacted and is more aggressive than the sustainability measures that we are currently undertaking to monitor our emissions, improve our energy and resource efficiency and report such efforts, we may experience significant increases in manufacturing and distribution and administrative costs. In particular, increasing regulation of fuel emissions could substantially increase the supply chain and distribution costs associated with our products. As a result, climate change or increased concern over climate change could negatively affect our business and operations.

Most of our products are sourced from single manufacturing sites, which means disruptions in our or our co-packers' operations for any number of reasons could have a material adverse effect on our business.

Our products are manufactured at many different manufacturing facilities, including our twelve manufacturing facilities and manufacturing facilities operated by our co-packers. However, in most cases, individual products are produced only at a single location. If any of these manufacturing locations experiences a disruption for any reason, including a work stoppage, power failure, fire, or weather related condition or natural disaster, etc., this could result in a significant reduction or elimination of the availability of some of our products. If we were not able to obtain alternate production capability in a timely manner or on satisfactory terms, this could have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity.

Our operations are subject to numerous laws and governmental regulations, exposing us to potential claims and compliance costs that could adversely affect our business.

Our operations are subject to extensive regulation by the FDA, the USDA, the FTC, the SEC, the CPSC, the United States Department of Labor, the Environmental Protection Agency and various other federal, state, local and foreign authorities. We are also subject to U.S. laws affecting operations outside of the United States, including anti-bribery laws such as the Foreign Corrupt Practices Act (FCPA). Any changes in these laws and regulations, or any changes in how existing or future laws or regulations will be enforced, administered or interpreted could increase the cost of developing, manufacturing and distributing our products or otherwise increase the cost of conducting our business, or expose us to additional risk of liabilities and claims, which could have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity. In addition, failure by us to comply with applicable laws and regulations, including future laws and regulations, could subject us to civil remedies, including fines, injunctions, recalls or seizures, as well as potential criminal sanctions, which could have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity. See Item 1, "Business—Government Regulation" and "—Environmental Matters."

Failure by third-party co-packers or suppliers of raw materials to comply with food safety, environmental or other regulations may disrupt our supply of certain products and adversely affect our business.

We rely on co-packers to produce certain of our products and on other suppliers to supply raw materials. Such co-packers and other suppliers, whether in the United States or outside the United States, are subject to a number of regulations, including food safety and environmental regulations. Failure by any of our co-packers or other suppliers to comply with regulations, or allegations of compliance failure, may disrupt their operations. Disruption of the operations of a co-packer or other suppliers could disrupt our supply of product or raw materials, which could have an adverse effect on our business, consolidated financial condition, results of operations or liquidity. Additionally, actions we may take to mitigate the impact of any such disruption or potential disruption, including increasing inventory in anticipation of a potential production or supply interruption, may adversely affect our business, consolidated financial condition, results of operations or liquidity.

A recall of our products could have a material adverse effect on our business. In addition, we may be subject to significant liability should the consumption of any of our products cause injury, illness or death.

The sale of food products for human consumption involves the risk of injury to consumers. Such injuries may result from mislabeling, tampering by unauthorized third parties or product contamination or spoilage, including the presence of foreign objects, undeclared allergens, substances, chemicals, other agents or residues introduced during the growing, manufacturing, storage, handling or transportation phases of production. Under certain circumstances, we may be required to recall products, leading to a material adverse effect on our business, consolidated financial condition, results of operations or liquidity. Even if a situation does not necessitate a recall, product liability claims might be asserted against us. We have from time to time been involved in product liability lawsuits, none of which have been material to our business. While we are subject to governmental inspection and regulations and believe our facilities comply in all material respects with all applicable laws and regulations, if the consumption of any of our products causes, or is alleged to have caused, a health-related illness in the future we may become subject to claims or lawsuits relating to such matters. Even if a product liability claim is unsuccessful or is not fully pursued, the negative publicity surrounding any assertion that our products caused injury, illness or death could adversely affect our reputation with existing and potential customers and our corporate and brand image. Moreover, claims or liabilities of this sort might not be covered by our insurance or by any rights of indemnity or contribution that we may have against others. We maintain product liability insurance and product contamination insurance in amounts we believe to be adequate. However, we cannot assure you that we will not incur claims or liabilities for which we are not insured or that exceed the amount of our insurance coverage. A product liability judgment against us or a product recall or the damage to our reputation resulting therefrom could have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity.

Pending and future litigation may lead us to incur significant costs.

We are, or may become, party to various lawsuits and claims arising in the normal course of business, which may include lawsuits or claims relating to contracts, intellectual property, product recalls, product liability, the marketing and labeling of products, employment matters, environmental matters or other aspects of our business. Even when not merited, the defense of these lawsuits may divert our management's attention, and we may incur significant expenses in defending these lawsuits. In addition, we may be required to pay damage awards or settlements or become subject to injunctions or other equitable remedies, which could have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity. The outcome of litigation is often difficult to predict, and the outcome of pending or future litigation may have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity.

Consumer concern regarding the safety and quality of food products or health concerns could adversely affect sales of certain of our products.

If consumers in our principal markets lose confidence in the safety and quality of our food products even without a product liability claim or a product recall, our business could be adversely affected. Consumers have been increasingly focused on food safety and health and wellness with respect to the food products they buy. We have been and will continue to be impacted by publicity concerning the health implications of food products generally, which could negatively influence consumer perception and acceptance of our products and marketing programs. Developments in any of these areas could cause our results to differ materially from results that have been or may be projected.

A weakening of the U.S. dollar in relation to the Canadian dollar or the Mexican peso would significantly increase our future costs relating to the production of maple syrup or frozen vegetable products.

We purchase a significant majority of our maple syrup requirements from suppliers in Québec, Canada. A weakening of the U.S. dollar in relation to the Canadian dollar would significantly increase our future costs relating to the production of our maple syrup products to the extent we have not purchased Canadian dollars or otherwise entered into a currency hedging arrangement in advance of any such weakening of the U.S. dollar. These increased costs may not be fully offset by the positive impact the change in the relative strength of the Canadian dollar versus the U.S. dollar would have on our net sales in Canada. In addition, we operate a frozen vegetable manufacturing facility in Irapuato, Mexico. A weakening of the U.S. dollar in relation to the Mexican peso would significantly increase our costs relating to the production of frozen vegetable products to the extent we have not purchased Mexican pesos or otherwise entered into hedging arrangements in advance of the weakening of the U.S. dollar.

Our operations in foreign countries are subject to political, economic and foreign currency risk.

Our relationships with foreign suppliers and co-packers as well as our manufacturing location in Irapuato, Mexico also subject us to the risks of doing business outside the United States. The countries from which we source our raw materials and certain of our finished goods may be subject to political and economic instability, and may periodically enact new or revise existing laws, taxes, duties, quotas, tariffs, currency controls or other restrictions to which we are subject, including restrictions on the transfer of funds to and from foreign countries or the nationalization of operations. Our products are subject to import duties and other restrictions, and the U.S. government may periodically impose new or revise existing duties, quotas, tariffs or other restrictions to which we are subject, including restrictions on the transfer of funds to and from foreign countries.

In particular, our financial condition and results of operations could be materially and adversely affected by the new United States-Mexico-Canada Agreement, or other regulatory and economic impact of changes in taxation and trade relations among the United States and other countries.

In addition, changes in respective wage rates among the countries from which we and our competitors source product could substantially impact our competitive position. Changes in exchange rates, import/export duties or relative international wage rates applicable to us or our competitors could adversely impact our business, financial condition and results of operations. These changes may impact us in a different manner than our competitors.

Our financial performance on a U.S. dollar denominated basis is subject to fluctuations in currency exchange rates. These fluctuations could cause material variations in our results of operations. Our principal exposures are to the Canadian dollar and the Mexican peso. For example, our foreign sales are primarily to customers in Canada. Net sales in Canada accounted for approximately 6.4%, 6.5% and 6.4% of our total net sales in fiscal 2022, 2021 and 2020, respectively. Although our sales for export to other countries are generally denominated in U.S. dollars, our sales to Canada are generally denominated in Canadian dollars. As a result, our net sales to Canada are subject to the effect of foreign currency fluctuations, and these fluctuations could have an adverse impact on operating results. From time to time, we may enter into agreements that are intended to reduce the effects of our exposure to currency fluctuations, but these agreements may not be effective in significantly reducing our exposure.

Litigation regarding our trademarks and any other proprietary rights and intellectual property infringement claims may have a significant negative impact on our business.

We maintain an extensive trademark portfolio that we consider to be of significant importance to our business. If the actions we take to establish and protect our trademarks and other proprietary rights are not adequate to prevent imitation of our products by others or to prevent others from seeking to block sales of our products as an alleged violation of their trademarks and proprietary rights, it may be necessary for us to initiate or enter into litigation in the future to enforce our trademark rights or to defend ourselves against claimed infringement of the rights of others. Any legal proceedings could result in an adverse determination that could have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity.

We face risks associated with our defined benefit pension plans.

We maintain four company-sponsored defined benefit pension plans that cover approximately 23.9% of our employees. A deterioration in the value of plan assets resulting from poor market performance, a general financial downturn or otherwise could cause an increase in the amount of contributions we are required to make to these plans. For example, our defined benefit pension plans may from time to time move from an overfunded to underfunded status driven by decreases in plan asset values that may result from changes in long-term interest rates and disruptions in U.S. or global financial markets. Additionally, historically low interest rates coupled with poor market performance would have the effect of decreasing the funded status of these plans which would result in greater required contributions. For a more detailed description of these plans, see Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies; Use of Estimates—*Pension Expense*" and Note 12, "Pension Benefits," to our consolidated financial statements in Part II, Item 8 of this report.

An obligation to make additional, unanticipated contributions to our defined benefit plans could reduce the cash available for working capital and other corporate uses, and may have a material adverse effect on our business, consolidated financial position, results of operations and liquidity.

Our financial well-being could be jeopardized by unforeseen changes in our employees' collective bargaining agreements, shifts in union policy or labor disruptions in the food industry.

As of December 31, 2022, approximately 57.0% of our 3,085 employees were covered by collective bargaining agreements. A prolonged work stoppage or strike at any of our facilities with union employees or a significant work disruption from other labor disputes in the food or related industries could have a material adverse effect on our business, consolidated financial condition, results of operations or liquidity. Four of our collective bargaining agreements expire in the next twelve months. The collective bargaining agreement covering our Cincinnati facility, which covers approximately 125 employees, is scheduled to expire on April 30, 2023, and the collective bargaining agreement covering our Brooklyn facility, which covers approximately 53 employees, is scheduled to expire on December 31, 2023. In addition, under the new Mexican labor law, we are required to negotiate a new collective bargaining agreement for our Mexico facility to replace the existing collective bargaining agreements, which cover approximately 1,045 employees. The new collective bargaining agreement for our Mexico facility must be subjected to a vote of the union employees by May 1, 2023.

While we believe that our relations with our union employees are in general good, we cannot assure you that we will be able to negotiate new collective bargaining agreements for our Cincinnati, Brooklyn or Mexico facilities on terms satisfactory to us, or at all, and without production interruptions, including labor stoppages. If, prior to the expiration of the collective bargaining agreements for the Cincinnati, Brooklyn or Mexico facilities or prior to the expiration of any of our other existing collective bargaining agreements, we are unable to reach new agreements without union action or any such new agreements are not on terms satisfactory to us, our business, consolidated financial condition, results of operations or liquidity could be materially and adversely affected.

We are increasingly dependent on information technology; Disruptions, failures or security breaches of our information technology infrastructure could have a material adverse effect on our operations.

Information technology is critically important to our business operations. We rely on information technology networks and systems, including the Internet, to process, transmit and store electronic and financial information, to manage a variety of business processes and activities, including manufacturing, financial, logistics, sales, marketing and administrative functions.

We depend on our information technology infrastructure to communicate internally and externally with employees, customers, suppliers and others. We also use information technology networks and systems to comply with regulatory, legal and tax requirements. These information technology systems, many of which are managed by third parties or used in connection with shared service centers, may be susceptible to damage, disruptions or shutdowns due to failures during the process of upgrading or replacing software, databases or components thereof, issues with or errors in systems' maintenance or security, migration of applications to the cloud, power outages, hardware or software failures, computer viruses, malware, attacks by computer hackers or other cybersecurity risks, telecommunication failures, denial of service, user errors, natural disasters, terrorist attacks or other catastrophic events.

Cyberattacks and other cyber incidents are occurring more frequently in the United States, are constantly evolving in nature, are becoming more sophisticated and are being made by groups and individuals (including criminal hackers, hacktivists, state-sponsored institutions, terrorist organizations and individuals or groups participating in organized crime) with a wide range of expertise and motives (including monetization of corporate, payment or other internal or personal data, theft of trade secrets and intellectual property for competitive advantage and leverage for political, social, economic and environmental reasons). Such cyberattacks and cyber incidents can take many forms including cyber extortion, denial of service, social engineering, such as impersonation attempts to fraudulently induce employees or others to disclose information or unwittingly provide access to systems or data, introduction of viruses or malware, such as ransomware through phishing emails, website defacement or theft of passwords and other credentials. We may incur significant costs in protecting against or remediating cyberattacks or other cyber incidents.

If any of our significant information technology systems suffer severe damage, disruption or shutdown, whether due to natural disaster, cyberattacks or otherwise, and our disaster recovery and business continuity plans, or those of our third-party providers, do not effectively respond to or resolve the issues in a timely manner, our product sales, financial condition and results of operations may be materially and adversely affected, and we could experience delays in reporting our financial results, loss of intellectual property and damage to our reputation or brands. Cyberattacks, such as ransomware attacks, if successful, could interfere with our ability to access and use systems and records that are necessary to operate our business. Such attacks could materially adversely affect our reputation, relationships with customers, and operations and could require us to expend significant resources to resolve such issues.

We and third-parties with which we have shared personal information have been subject to attempts to breach the security of networks, IT infrastructure, and controls through cyberattack, malware, computer viruses, social engineering attacks, ransomware attacks, and other means of unauthorized access. For example, in February 2023, we experienced a cyberbreach resulting from a global ransomware attack that impacted thousands of network servers around the world and which encrypted certain of our network servers. In this case, our internal IT department together with third-party cybersecurity incidence response teams that we keep on retainer were able to unencrypt and restore most of the affected servers and restore others from backups within a few days and with minimal disruption to our manufacturing operations, sales, order processing, distribution and other business operations, and without paying any ransom. We cannot assure you, however, that we will be able to restore our systems so quickly and with minimal disruption to our business operations in response to a future cyberattack.

In addition, if we are unable to prevent physical and electronic break-ins, cyberattacks and other information security breaches, we may suffer financial and reputational damage, be subject to litigation or incur remediation costs or penalties because of the unauthorized disclosure of confidential information belonging to us or to our partners, customers, suppliers or employees. The February 2023 ransomware attack described above resulted in the unauthorized release of sensitive personal information of certain of our current and former employees that will require remediation expenditures by our company and could adversely affect our reputation and increase the costs we already incur to protect against these risks. The mishandling or inappropriate disclosure of non-public sensitive or protected information could also lead to the loss of intellectual property, negatively impact planned corporate transactions or damage our reputation and brand image. Misuse, leakage or falsification of legally protected information could also result in a violation of data privacy laws and regulations and have a negative impact on our reputation, business, financial condition and results of operations.

Failure to Comply with Data Privacy and Data Breach Laws May Subject Our Company to Fines, Administrative Actions and Reputational Harm.

We are subject to data privacy and data breach laws in the states and countries in which we do business, and as we expand into other states and countries, we may be subject to additional data privacy laws and regulations. In many states, state data privacy laws (such as the California Consumer Privacy Act), including application and interpretation, are rapidly evolving. The rapidly evolving nature of state and federal privacy laws, including potential inconsistencies between such laws and uncertainty as to their application, adds additional compliance costs and increases our risk of non-compliance. While we attempt to comply with such laws, we may not be in compliance at all times in all respects. Failure to comply with such laws may subject us to fines, administrative actions, and reputational harm.

If we are unable to hire or retain key management personnel, and a highly skilled and diverse workforce or effectively manage changes in our workforce or respond to shifts in labor availability, our growth and future success may be impaired and our results of operations could suffer as a result.

We must hire, retain and develop effective leaders and a highly skilled and diverse workforce at our corporate offices, manufacturing facilities and other work locations. We compete to hire new personnel with the variety of skills needed to manufacture, sell and distribute our products. Unplanned or increased turnover of employees with key capabilities, failure to attract and develop personnel with key capabilities, including emerging capabilities such as e-commerce and digital marketing skills, or failure to develop adequate succession plans for leadership positions or to hire and retain a workforce with the skills and in the locations we need to operate and grow our business could deplete our institutional knowledge base and erode our competitiveness. Our success depends to a significant degree upon the continued contributions of senior management and other highly skilled employees, certain of whom would be difficult to replace.

The labor market has become increasingly tight and competitive and we may face sudden and unforeseen challenges in the availability of labor, such as we have experienced during the COVID-19 pandemic, which was exacerbated as a result of the Omicron variant. A sustained labor shortage or increased turnover rates within our workforce caused by a public health crisis or related policies and mandates, or as a result of general macroeconomic or other factors, have led and could in the future lead to production or shipping delays, increased costs, including increased wages to attract and retain employees and increased overtime to meet demand. Similarly, we have been negatively impacted and may in the future continue to be negatively impacted by labor shortages or increased labor costs experienced by our third-party business partners, including our external manufacturing partners, third-party logistics providers and customers. Our ability to recruit and retain a highly skilled and diverse workforce at our corporate offices, manufacturing facilities and other work locations could also be materially impacted if we fail to adequately respond to rapidly changing employee expectations regarding fair compensation, an inclusive and diverse workplace, flexible working or other matters.

If we fail to recruit and retain senior management and a highly skilled and diverse workforce, our growth and future success may be impaired and our results of operations may be materially and adversely effected.

We are a holding company and we rely on dividends, interest and other payments, advances and transfers of funds from our subsidiaries to meet our obligations.

We are a holding company, with all of our assets held by our direct and indirect subsidiaries, and we rely on dividends and other payments or distributions from our subsidiaries to meet our debt service obligations and to enable us to pay dividends. The ability of our subsidiaries to pay dividends or make other payments or distributions to us depends on their respective operating results and may be restricted by, among other things, the laws of their jurisdiction of organization (which may limit the amount of funds available for the payment of dividends), agreements of those subsidiaries, our credit agreement, our senior notes indentures and the covenants of any future outstanding indebtedness we or our subsidiaries incur.

Future changes that increase cash taxes payable by us could significantly decrease our future cash flow available to make interest and dividend payments with respect to our securities and have a material adverse effect on our business, consolidated financial condition, results of operations and liquidity.

We are able to amortize goodwill and certain intangible assets in accordance with Section 197 of the Internal Revenue Code of 1986. We expect to be able to amortize for tax purposes approximately $1,055.2 million between 2023 and 2037. The expected annual deductions are approximately $122.9 million for each year fiscal 2023 through fiscal 2024, approximately $122.6 million for fiscal 2025, approximately $118.7 million for fiscal 2026, approximately $98.8 million for fiscal 2027, approximately $96.3 million for fiscal 2028, approximately $95.7 million for fiscal 2029, approximately $89.6 million for fiscal 2030, approximately $56.9 million for fiscal 2031, approximately $38.7 million for fiscal 2032, approximately $33.8 million for fiscal 2033, approximately $30.4 million for fiscal 2034, approximately $26.7 million for fiscal 2035, approximately $1.0 million for fiscal 2036 and approximately $0.3 million for fiscal 2037.

We also take material annual deductions for net interest expense due to our substantial indebtedness. However, the U.S. Tax Cuts and Jobs Act, signed into law on December 22, 2017, limits the deduction for net interest expense (including the treatment of depreciation and other deductions in arriving at adjusted taxable income) incurred by a corporate taxpayer to 30% of the taxpayer's adjusted taxable income.

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security Act, which we refer to as the "U.S. CARES Act," was signed into law. The U.S. CARES Act, among other things, includes provisions related to net operating loss carryback periods, modifications to the interest deduction limitation and technical corrections to tax depreciation for qualified improvement property. The U.S. CARES Act increased the adjusted taxable income limitation from 30% to 50% for business interest deductions for tax years 2019 and 2020 and the limitation reverted back to 30% beginning in 2021. See Note 10, "Income Taxes," to our consolidated financial statements in Part II, Item 8 of this report.

If we are unable to fully utilize our interest expense deductions in future periods, our cash taxes will increase. We were not subject to an interest expense deduction limitation in fiscal 2020 but were subject to the limitation in fiscal 2021, which increased our taxable income by $6.7 million. Beginning with fiscal 2022, our adjusted taxable income as computed for purposes of the interest expense deduction limitation is computed after any deduction allowable for depreciation and amortization. As a result, our adjusted taxable income (used to compute the limitation) decreased and we are subject to the interest expense deduction limitation in fiscal 2022, resulting in an increase to taxable income of $90.2 million. We may continue to be subject to the interest deduction limitation in future years. We have recorded a deferred tax asset of $22.2 million related to the interest deduction carryover, without a valuation allowance, as the disallowed interest may be carried forward indefinitely. The increase in our cash taxes resulting from the interest expense deduction limitation is approximately $20.6 million for fiscal 2022. There are various factors that may cause tax assumptions to change in the future, and we may have to record a valuation allowance against these deferred tax assets. See Note 10, "Income Taxes," to our consolidated financial statements in Part II, Item 8 of this report.

If there is a change in U.S. federal tax law or, in the case of the interest deduction, a change in our net interest expense relative to our adjusted taxable income that eliminates, limits or reduces our ability to amortize and deduct goodwill and certain intangible assets or the interest deduction we receive on our substantial indebtedness, or otherwise results in an increase in our corporate tax rate, our cash taxes payable would increase, which could significantly reduce our future cash and impact our ability to make interest and dividend payments and have a material adverse effect on our business, consolidated financial condition, results of operations and liquidity.

Likewise, the ultimate impact of the U.S. Tax Cuts and Jobs Act and the U.S. CARES Act on our reported results in fiscal 2023 and beyond may differ from the estimates provided in this report, possibly materially, due to guidance that may be issued and other actions we may take as a result of the new tax law different from that currently contemplated. See Note 10, "Income Taxes," to our consolidated financial statements in Part II, Item 8 of this report for information about the U.S. Tax Cuts and Jobs Act and the U.S. CARES Act.

A change in the assumptions used to value our goodwill or our indefinite-lived intangible assets could negatively affect our consolidated results of operations and net worth.

Our total assets include substantial goodwill and indefinite-lived intangible assets (trademarks). These assets are tested for impairment through qualitative and quantitative assessments at least annually and whenever events or circumstances occur indicating that goodwill or indefinite-lived intangible assets might be impaired. We test our goodwill and indefinite-lived intangible assets by comparing the fair values with the carrying values and recognize a loss for the difference. Estimating our fair value for these purposes requires significant estimates and assumptions by management, including future cash flows consistent with management's expectations, annual sales growth rates, and certain assumptions underlying a discount rate based on available market data. Significant management judgment is necessary to estimate the impact of competitive operating, macroeconomic and other factors to estimate the future levels of sales and cash flows. We completed our annual impairment tests for fiscal 2022, fiscal 2021 and fiscal 2020 with no adjustments to the carrying values of goodwill. As of December 31, 2022, we had $619.2 million of goodwill recorded in our consolidated balance sheet. Our testing indicates that the implied fair value of our company is in excess of the carrying value. However, a change in the cash flow assumptions could result in an impairment of goodwill. We completed our annual impairment tests for fiscal 2022 and fiscal 2020 with no adjustments to the carrying values of indefinite-lived intangible assets. However, in connection with our decision to sell the *Back to Nature* business, during fiscal 2022 we reclassified $109.9 million of indefinite-lived trademark intangible assets, $29.5 million of goodwill, $11.0 million of finite-lived customer relationship intangible assets and $7.3 million of inventories to assets held for sale. We measured the assets held for sale at the lower of their carrying value or fair value less anticipated costs to sell and recorded pre-tax, non-cash impairment charges of $106.4 million during fiscal 2022 relating to those assets. See Note 3, "Acquisitions and Divestitures" and Note 18, "Subsequent Events" to our consolidated financial statements in Part II, Item 8 of this report.

In addition, our annual impairment tests for fiscal 2021 resulted in our company recording non-cash impairment charges to intangible trademark assets for the *SnackWell's*, *Static Guard*, *Molly McButter* and *Farmwise* brands of $23.1 million in the aggregate during the fourth quarter of fiscal 2021, which is recorded in "Impairment of intangible assets" in our consolidated statement of operations for fiscal 2021. We partially impaired the *Static Guard* and *Molly McButter* brands, and we fully impaired the *SnackWell's* and *Farmwise* brands, which have been discontinued.

If operating results for the *Static Guard* and *Molly McButter* brands continue to deteriorate, or if operating results for any of our other brands, including newly acquired brands, deteriorate, at rates in excess of our current projections, we may be required to record additional non-cash impairment charges to certain intangible assets. In addition, any significant decline in our market capitalization or changes in discount rates, even if due to macroeconomic factors, could put pressure on the carrying value of our goodwill. A determination that all or a portion of our goodwill or indefinite-lived intangible assets are impaired, although a non-cash charge to operations, could have a material adverse effect on our business, consolidated financial condition and results of operations. For a further discussion of our annual impairment testing of goodwill and indefinite-lived intangible assets (trademarks), see Note 2(g), "Summary of Significant Accounting Policies—*Goodwill and Other Intangible Assets*" to our consolidated financial statements in Part II, Item 8 of this report.

Any future financial market disruptions or tightening of the credit markets could expose us to additional credit risks from customers and supply risks from suppliers and co-packers.

Any future financial market disruptions or tightening of the credit markets could result in some of our customers experiencing a significant decline in profits and/or reduced liquidity. A significant adverse change in the financial and/or credit position of a customer could require us to assume greater credit risk relating to that customer and could limit our ability to collect receivables. A significant adverse change in the financial and/or credit position of a supplier or co-packer could result in an interruption of supply. This could have a material adverse effect on our business, consolidated financial condition, results of operations and liquidity.

Risks Relating to our Securities

Holders of our common stock may not receive the level of dividends provided for in our dividend policy or any dividends at all.

Dividend payments are not mandatory or guaranteed and holders of our common stock do not have any legal right to receive, or require us to pay, dividends. Our board of directors may, in its sole discretion, decrease the level of dividends provided for in our dividend policy or entirely discontinue the payment of dividends. For example, beginning with the dividend payment declared on November 8, 2022 and paid on January 30, 2023, the current intended dividend rate for our common stock was reduced from $1.90 per share per annum to $0.76 per share per annum. Future dividends with respect to shares of our capital stock, if any, depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions (including restrictions in our credit agreement and senior notes indentures), business opportunities, provisions of applicable law (including certain provisions of the Delaware General Corporation Law) and other factors that our board of directors may deem relevant.

If our cash flows from operating activities were to fall below our minimum expectations (or if our assumptions as to capital expenditures or interest expense were too low or our assumptions as to the sufficiency of our revolving credit facility to finance our working capital needs were to prove incorrect), we may need either to reduce or eliminate dividends or, to the extent permitted under our credit agreement and senior notes indentures, fund a portion of our dividends with borrowings or from other sources. If we were to use working capital or permanent borrowings to fund dividends, we would have less cash and/or borrowing capacity available for future dividends and other purposes, which could negatively impact our financial condition, results of operations, liquidity and ability to maintain or expand our business.

Our dividend policy may negatively impact our ability to finance capital expenditures, operations or acquisition opportunities.

Under our dividend policy, a substantial portion of our cash generated by our business in excess of operating needs, interest and principal payments on indebtedness, and capital expenditures sufficient to maintain our properties and assets is in general distributed as regular quarterly cash dividends to the holders of our common stock. As a result, we may not retain a sufficient amount of cash to finance growth opportunities or unanticipated capital expenditure needs or to fund our operations in the event of a significant business downturn. We may have to forego growth opportunities or capital expenditures that would otherwise be necessary or desirable if we do not find alternative sources of financing. If we do not have sufficient cash for these purposes, our financial condition and our business will suffer.

Our certificate of incorporation authorizes us to issue without stockholder approval preferred stock that may be senior to our common stock in certain respects.

Our certificate of incorporation authorizes the issuance of preferred stock without stockholder approval and, in the case of preferred stock, upon such terms as the board of directors may determine. The rights of the holders of shares of our common stock will be subject to, and may be adversely affected by, the rights of holders of any class or series of preferred stock that may be issued in the future, including any preferential rights that we may grant to the holders of preferred stock. The terms of any preferred stock we issue may place restrictions on the payment of dividends to the holders of our common stock. If we issue preferred stock that is senior to our common stock in right of dividend payment, and our cash flows from operating activities or surplus are insufficient to support dividend payments to the holders of preferred stock, on the one hand, and to the holders of common stock, on the other hand, we may be forced to reduce or eliminate dividends to the holders of our common stock.

Future sales or the possibility of future sales of a substantial number of shares of our common stock or other securities convertible or exchangeable into common stock may depress the price of our common stock.

We may issue shares of our common stock or other securities convertible or exchangeable into common stock from time to time in future financings or as consideration for future acquisitions and investments. In the event any such future financing, acquisition or investment is significant, the number of shares of our common stock or other securities convertible or exchangeable into common stock that we may issue may in turn be significant. In addition, we may grant registration rights covering shares of our common stock or other securities convertible or exchangeable into common stock, as applicable, issued in connection with any such future financing, acquisitions and investments.

Future sales or the availability for sale of a substantial number of shares of our common stock or other securities convertible or exchangeable into common stock, whether issued and sold pursuant to our currently effective shelf registration statement or otherwise, would dilute our earnings per share and the voting power of each share of common stock outstanding prior to such sale or distribution, could adversely affect the prevailing market price of our securities and could impair our ability to raise capital through future sales of our securities.

Our certificate of incorporation and bylaws and several other factors could limit another party's ability to acquire us and deprive our investors of the opportunity to obtain a takeover premium for their securities.

Our certificate of incorporation and bylaws contain certain provisions that may make it difficult for another company to acquire us and for holders of our securities to receive any related takeover premium for their securities. For example, our certificate of incorporation authorizes the issuance of preferred stock without stockholder approval and upon such terms as the board of directors may determine. The rights of the holders of shares of our common stock will be subject to, and may be adversely affected by, the rights of holders of any class or series of preferred stock that may be issued in the future.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

Our corporate headquarters are located at Four Gatehall Drive, Parsippany, NJ 07054. Our manufacturing facilities are generally located near major customer markets and raw materials. Of our twelve active manufacturing facilities, seven are owned, three are leased and two consist of multiple buildings, some of which are owned and some of which are leased. Management believes that our manufacturing facilities, together with our current and available contract manufacturers, have sufficient capacity to accommodate our planned growth. Listed below are our manufacturing facilities and the principal warehouses, distribution centers and offices that we own or lease.

Facility Location	Owned/Leased	Description
Parsippany, New Jersey	Leased	Corporate Headquarters
Mississauga, Ontario	Leased	Canadian Headquarters
Ankeny, Iowa	Owned	Manufacturing/Warehouse
Hurlock, Maryland	Owned	Manufacturing/Warehouse
Irapuato, Mexico	Owned	Manufacturing/Warehouse
St. Johnsbury, Vermont	Owned	Manufacturing/Warehouse
Stoughton, Wisconsin	Owned	Manufacturing/Warehouse
Williamstown, New Jersey	Owned	Manufacturing/Warehouse
Yadkinville, North Carolina	Owned	Manufacturing/Warehouse
Brooklyn, New York	Leased	Manufacturing/Warehouse
Roseland, New Jersey	Leased	Manufacturing/Warehouse
Yuma, Arizona	Leased	Manufacturing/Warehouse
Cincinnati, Ohio	Owned/Leased	Manufacturing/Warehouse
Terre Haute, Indiana	Owned/Leased	Manufacturing/Warehouse
Easton, Pennsylvania	Leased	Distribution Center
Fontana, California	Leased	Distribution Center
Romeoville, Illinois	Leased	Distribution Center
Union City, Georgia	Leased	Distribution Center
St. Evariste, Québec	Owned	Storage Facility
Bentonville, Arkansas	Leased	Sales Office

Item 3. Legal Proceedings.

The information set forth under the heading "*Legal Proceedings*" in Note 14 of Notes to Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K is incorporated herein by reference.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Shares of our common stock are traded on the New York Stock Exchange under the symbol "BGS" and have been so traded since May 23, 2007. According to the records of our transfer agent, we had 489 holders of record of our common stock as of February 23, 2023, including Cede & Co. as nominee for The Depository Trust Company (DTC). Cede & Co. as nominee for DTC holds shares of our common stock on behalf of participants in the DTC system, which in turn hold the shares of common stock on behalf of beneficial owners.

Performance Graph

Set forth below is a line graph comparing the change in the cumulative total shareholder return on our company's common stock with the cumulative total return of the Russell 2000 Index and the S&P Packaged Foods & Meats Index for the period from December 30, 2017 to December 31, 2022, assuming the investment of $100 on December 30, 2017 and the reinvestment of dividends. The common stock price performance shown on the graph only reflects the change in our company's common stock price relative to the noted indices and is not necessarily indicative of future price performance.

Comparison of 5 Year Cumulative Total Return
Among B&G Foods, Inc. Common Stock, the Russell 2000 Index
and the S&P Packaged Foods & Meats Index



	12/30/2017 *	12/29/2018	12/28/2019	1/2/2021	1/1/2022	12/31/2022
B&G Foods, Inc. (NYSE: BGS).	$ 100.00	91.10	59.20	100.32	118.02	46.50
Russell 2000 Index	$ 100.00	88.99	111.70	134.00	153.85	122.41
S&P Packaged Foods & Meats Index . . .	$ 100.00	81.20	106.23	111.04	125.56	137.34

* $100 invested on December 30, 2017 in B&G Foods' common stock or index, including reinvestment of dividends. Indexes calculated on month-end basis.

Dividend Policy

General

Our dividend policy reflects a basic judgment that our stockholders are better served when we distribute a substantial portion of our cash available to pay dividends to them instead of retaining it in our business. Under this policy, a substantial portion of the cash generated by our company in excess of operating needs, interest and principal payments on indebtedness and capital expenditures sufficient to maintain our properties and other assets is distributed as regular quarterly cash dividends to the holders of our common stock and not retained by us. We have paid dividends every quarter since our initial public offering in October 2004.

For fiscal 2022 and fiscal 2021, we had cash flows from operating activities of $6.0 million and $93.9 million, respectively, and distributed $133.4 million and $122.9 million as dividends, respectively. Beginning with the dividend payment declared on November 8, 2022 and paid on January 30, 2023, the current intended dividend rate for our common stock was reduced from $1.90 per share per annum to $0.76 per share per annum. Based on our current intended dividend rate of $0.76 per share per annum and our current number of shares outstanding, we expect our aggregate dividend payments in 2023 to be approximately $54.5 million.

The following table sets forth the dividends per share we have declared in each of the quarterly periods of 2022 and 2021:

	Fiscal 2022	Fiscal 2021
Fourth Quarter	$ 0.190	$ 0.475
Third Quarter	$ 0.475	$ 0.475
Second Quarter	$ 0.475	$ 0.475
First Quarter	$ 0.475	$ 0.475

Under U.S. federal income tax law, distributions to holders of our common stock are taxable to the extent they are paid out of current or accumulated earnings and profits. Generally, the portion of the distribution treated as a return of capital should reduce the tax basis in the shares of common stock up to a holder's adjusted basis in the common stock, with any excess treated as capital gains. Qualifying dividend income and the return of capital, if any, will be allocated on a pro forma basis to all distributions for each fiscal year. Based on U.S. federal income tax laws, B&G Foods has determined that for fiscal 2022 and fiscal 2021, 100.0% and approximately 83.0%, respectively, of distributions paid on common stock were treated as a return of capital and 0.0% and approximately 17.0%, respectively, were treated as a taxable dividend paid from earnings and profits.

Our dividend policy is based upon our current assessment of our business and the environment in which we operate, and that assessment could change based on competitive or other developments (which could, for example, increase our need for capital expenditures or working capital), new acquisition opportunities or other factors. Our board of directors is free to depart from or change our dividend policy at any time and could do so, for example, if it was to determine that we have insufficient cash to fund capital expenditure or working capital needs, reduce leverage or ensure compliance with our maximum consolidated leverage ratio under our credit agreement, or take advantage of growth opportunities.

Restrictions on Dividend Payments

Our ability to pay future dividends, if any, with respect to shares of our capital stock will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, provisions of applicable law and other factors that our board of directors may deem relevant. Under Delaware law, our board of directors may declare dividends only to the extent of our "surplus" (which is defined as total assets at fair market value minus total liabilities, minus statutory capital), or if there is no surplus, out of our net profits for the then current and/or immediately preceding fiscal years. Our board of directors will periodically and from time to time assess the appropriateness of the then current dividend policy before actually declaring any dividends.

In general, our senior notes indentures restrict our ability to declare and pay dividends on our common stock as follows:

- we may use up to 100% of our excess cash (as defined below) for the period (taken as one accounting period) from and including March 31, 2013 to the end of our most recent fiscal quarter for which internal financial statements are available at the time of such payments, plus certain incremental funds described in the indentures for the payment of dividends so long as the fixed charge coverage ratio for the four most recent fiscal quarters for which internal financial statements are available is not less than 1.6 to 1.0; and

- we may not pay any dividends on any dividend payment date if a default or event of default under our indentures has occurred or is continuing.

Excess cash is defined in our senior notes indentures and under the terms of our credit agreement. Excess cash is calculated as "consolidated cash flow," as defined in the indentures and under the terms of our credit agreement (which, in each case, allows for certain adjustments and which is generally equivalent to the term adjusted EBITDA before share-based compensation), minus the sum of cash tax expense, cash interest expense, certain capital expenditures, excess tax benefit from issuance of performance share long-term incentive award (LTIA) shares, certain repayment of indebtedness and the cash portion of restructuring charges.

In addition, the terms of our credit agreement also restrict our ability to declare and pay dividends on our common stock. In accordance with the terms of our credit agreement, we are not permitted to declare or pay dividends unless we are permitted to do so under our senior notes indentures. In addition, our credit agreement does not permit us to pay dividends unless we maintain:

- a "consolidated interest coverage ratio" (defined as the ratio on a pro forma basis of our adjusted EBITDA before share-based compensation for any period of four consecutive fiscal quarters to our consolidated interest expense for such period payable in cash) of not less than 1.75 to 1.00; and

- a "consolidated leverage ratio" (defined as the ratio on a pro forma basis of our consolidated net debt, as of the last day of any period of four consecutive fiscal quarters to our adjusted EBITDA before share-based compensation for such period) of not more than 8.00 to 1.00 for the quarter ended October 1, 2022 through the quarter ending September 30, 2023; 7.50 to 1.00 for the quarter ending December 30, 2023; and 7.00 to 1.00 for the quarters ending March 30, 2024 and thereafter.

Recent Sales of Unregistered Securities

We did not issue any unregistered securities in fiscal 2022.

Issuer Purchases of Equity Securities

Not applicable.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under Part I, Item 1A, "Risk Factors," under the heading "Forward-Looking Statements" before Part I of this report and elsewhere in this report. The following discussion should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this report.

General

We manufacture, sell and distribute a diverse portfolio of branded, high quality, shelf-stable and frozen foods and household products, many of which have leading regional or national market shares. In general, we position our branded products to appeal to the consumer desiring a high quality and reasonably priced product. We complement our branded product retail sales with institutional and foodservice sales and private label sales.

Our company has been built upon a successful track record of acquisition-driven growth. Our goal is to continue to increase sales, profitability and cash flows through strategic acquisitions, new product development and organic growth. We intend to implement our growth strategy through the following initiatives: expanding our brand portfolio with disciplined acquisitions of complementary branded businesses, continuing to develop new products and delivering them to market quickly, leveraging our multiple channel sales and distribution system and continuing to focus on higher growth customers and distribution channels.

Since 1996, we have successfully acquired and integrated more than 50 brands into our company. Over the last three years, we have completed two material acquisitions. Most recently, on May 5, 2022, we acquired the frozen vegetable manufacturing operations of Growers Express, LLC. On December 1, 2020, we acquired the *Crisco* oils and shortening business from The J.M. Smucker Company and certain of its affiliates. We refer to these acquisitions in this report as the "Yuma acquisition" and the "*Crisco* acquisition." These acquisitions have been accounted for using the acquisition method of accounting and, accordingly, the assets acquired, liabilities assumed and results of operations of the acquired businesses are included in our consolidated financial statements from the date of acquisition. These acquisitions and the application of the acquisition method of accounting affect comparability between periods.

On January 3, 2023, we completed the sale of the *Back to Nature* business to a subsidiary of Barilla America, Inc. We refer to this divestiture in this report as the "*Back to Nature* sale." This divestiture will affect comparability between periods.

We are subject to a number of challenges that may adversely affect our businesses. These challenges, which are discussed above before Part I of this report under the heading "Forward-Looking Statements" and in Part I, Item 1A, "Risk Factors" include:

Fluctuations in Commodity Prices and Production and Distribution Costs. We purchase raw materials, including agricultural products, oils, meat, poultry, ingredients and packaging materials from growers, commodity processors, other food companies and packaging suppliers located in U.S. and foreign locations. Raw materials and other input costs, such as fuel and transportation, are subject to fluctuations in price attributable to a number of factors, including the COVID-19 pandemic, the war in Ukraine, climate and weather conditions, supply chain disruptions (including raw material shortages) and labor shortages. Fluctuations in commodity prices can lead to retail price volatility and intensive price competition, and can influence consumer and trade buying patterns. The cost of raw materials, fuel, labor, distribution and other costs related to our operations can increase from time to time significantly and unexpectedly.

We attempt to manage cost inflation risks by locking in prices through short-term supply contracts and advance commodities purchase agreements and by implementing cost saving measures. We also attempt to offset rising input costs by raising sales prices to our customers. However, increases in the prices we charge our customers may lag behind rising input costs. Competitive pressures also may limit our ability to quickly raise prices in response to rising costs.

We experienced material net cost increases for raw materials during fiscal 2022 and fiscal 2021 due to a number of factors, including the COVID-19 pandemic and the war in Ukraine, and anticipate higher raw materials cost increases into fiscal 2023. We are currently locked into our supply and prices for a majority of our most significant raw material commodities (excluding, among others, oils) through the first half of fiscal 2023, and for most of our needs for oils through the first quarter of fiscal 2023.

In recent years, we have been negatively impacted by industry-wide increases in the cost of distribution, primarily driven by increased freight rates. Freight rates increased significantly during the fourth quarter of 2020 throughout fiscal 2021 and fiscal 2022. We attempt to offset all or a portion of these increases through price increases and cost savings initiatives. For example, despite higher rates for freight in 2021 and 2022, we were able to offset a portion of the freight cost increases through pricing, which included both list price increases and trade spend optimization. We expect freight rates to remain elevated in 2023.

We plan to continue managing inflation risk by entering into short term supply contracts and advance commodities purchase agreements from time to time, and, when necessary, by raising prices. To the extent we are unable to avoid or offset any present or future cost increases by locking in our costs, implementing cost saving measures or increasing prices to our customers, our operating results could be materially adversely affected. In addition, if input costs begin to decline, customers may look for price reductions in situations where we have locked into purchases at higher costs. During the past several years, our cost saving measures and sales price increases have not been sufficient to fully offset increases to our raw material, ingredient and packaging and distribution costs.

Consolidation in the Retail Trade and Consequent Inventory Reductions. As customers, such as supermarkets, discounters, e-commerce merchants, warehouse clubs and food distributors, continue to consolidate and grow larger and become more sophisticated, our retail customers may demand lower pricing and increased promotional programs. These customers are also reducing their inventories and increasing their emphasis on private label products.

Changing Consumer Preferences and Channel Shifts. Consumers in the market categories in which we compete frequently change their taste preferences, dietary habits and product packaging preferences. In addition, the rapid growth of some channels and changing consumer preferences for these channels, in particular in e-commerce, which has expanded significantly following the outbreak of COVID-19, may impact our current operations or strategies more quickly than we planned for, create consumer price deflation, alter the buying behavior of consumers or disrupt our retail customer relationships. As a result of changing consumer preferences for products and channels, we may need to increase or reallocate spending on existing and new distribution channels and technologies, marketing, advertising and new product innovation to protect or increase revenues, market share and brand significance. These expenditures may not be successful, including those related to our e-commerce and other technology-focused efforts, and might not result in trade and consumer acceptance of our efforts. If we are unable to effectively and timely adapt to changes in consumer preferences and channel shifts, our products may lose market share or we may face significant price erosion, and our business, consolidated financial condition, results of operations or liquidity could be materially and adversely affected.

Consumer Concern Regarding Food Safety, Quality and Health. The food industry is subject to consumer concerns regarding the safety and quality of certain food products. If consumers in our principal markets lose confidence in the safety and quality of our food products, even as a result of a product liability claim or a product recall by a food industry competitor, our business could be adversely affected.

Fluctuations in Currency Exchange Rates. Our foreign sales are primarily to customers in Canada. Our sales to Canada are generally denominated in Canadian dollars and our sales for export to other countries are generally denominated in U.S. dollars. During fiscal 2022 and fiscal 2021, our net sales to customers in foreign countries represented approximately 7.8% and 8.3%, respectively, of our total net sales. We also purchase a significant majority of our maple syrup requirements from suppliers located in Québec, Canada. Any weakening of the U.S. dollar against the Canadian dollar could significantly increase our costs relating to the production of our maple syrup products to the extent we have not purchased Canadian dollars in advance of any such weakening of the U.S. dollar or otherwise entered into a currency hedging arrangement in advance of any such weakening of the U.S. dollar. These increased costs would not be fully offset by the positive impact the change in the relative strength of the Canadian dollar versus the U.S. dollar would have on our net sales in Canada. Our purchases of raw materials from other foreign suppliers are generally denominated in U.S. dollars. We also operate a manufacturing facility in Irapuato, Mexico for the manufacture of *Green Giant* frozen products and are as a result exposed to fluctuations in the Mexican peso. Our results of operations could be adversely impacted by changes in foreign currency exchange rates. Costs and expenses in Mexico are recognized in local foreign currency, and therefore we are exposed to potential gains or losses from the translation of those amounts into U.S. dollars for consolidation into our consolidated financial statements.

To confront these challenges, we continue to take steps to build the value of our brands, to improve our existing portfolio of products with new product and marketing initiatives, to reduce costs through improved productivity, to address consumer concerns about food safety, quality and health and to favorably manage currency fluctuations.

Critical Accounting Policies; Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles in the United States (GAAP) requires our management to make a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Some of the more significant estimates and assumptions made by management involve revenue recognition as it relates to trade and consumer promotion expenses; pension benefits; acquisition accounting fair value allocations; the recoverability of goodwill, other intangible assets, property, plant and equipment, and deferred tax assets; and the determination of the useful life of customer relationship and finite-lived trademark intangible assets. Actual results could differ significantly from these estimates and assumptions.

Our significant accounting policies are described more fully in note 2 to our consolidated financial statements included elsewhere in this report. We believe the following critical accounting policies involve the most significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition and Trade and Consumer Promotion Expenses

We offer various sales incentive programs to customers and consumers, such as price discounts, in-store display incentives, slotting fees and coupons. The recognition of expense for these programs involves the use of judgment related to performance and redemption estimates. Estimates are made based on historical experience and other factors. Actual expenses may differ if the level of redemption rates and performance vary from our estimates.

The core principle of authoritative guidance from the Financial Accounting Standards Board (FASB) related to the recognition of revenue from contracts with customers is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for the goods or services.

Long-Lived Assets

Long-lived assets, such as property, plant and equipment, and intangible assets with estimated useful lives are depreciated or amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted net future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted net future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Recoverability of assets held for sale is measured by a comparison of the carrying amount of an asset or asset group to their fair value less estimated costs to sell. Estimating future cash flows and calculating the fair value of assets requires significant estimates and assumptions by management.

Goodwill and Other Intangible Assets

Our total assets include substantial goodwill and indefinite-lived intangible assets (trademarks). Goodwill and indefinite-lived intangible assets and goodwill are not amortized. As a result, these assets are tested for impairment through qualitative and quantitative assessments at least annually and whenever events or circumstances occur indicating that goodwill or indefinite-lived intangible assets might be impaired. We perform the annual impairment tests as of the last day of each fiscal year. We test our goodwill and indefinite-lived intangible assets by comparing the fair values with the carrying values and recognize a loss for the difference.

The annual goodwill impairment testing is performed by estimating the fair value of our company based on discounted cash flows that reflect certain third-party market value indicators. Similarly, the annual impairment testing for indefinite-lived intangible assets is performed by estimating the fair value of our indefinite-lived intangible assets based on discounted cash flows that reflect certain third-party market value indicators.

Calculating the fair values of goodwill and indefinite-lived intangible assets for these purposes requires significant estimates and assumptions by management, including future cash flows consistent with management's expectations, annual sales growth rates, and certain assumptions underlying a discount rate based on available market data. Significant management judgment is necessary to estimate the impact of competitive operating, macroeconomic and other factors to estimate the future levels of sales and cash flows.

We completed our annual impairment tests for fiscal 2022, fiscal 2021 and fiscal 2020 with no adjustments to the carrying values of goodwill. As of December 31, 2022, we had $619.2 million of goodwill recorded in our consolidated balance sheet. Our testing indicates that the implied fair value of our company is in excess of the carrying value. However, a change in the cash flow assumptions could result in an impairment of goodwill. We completed our annual impairment tests for fiscal 2022 and fiscal 2020 with no adjustments to the carrying values of indefinite-lived intangible assets. However, in connection with our decision to sell the *Back to Nature* business, during fiscal 2022 we reclassified $109.9 million of indefinite-lived trademark intangible assets, $29.5 million of goodwill, $11.0 million of finite-lived customer relationship intangible assets and $7.3 million of inventories to assets held for sale. We measured the assets held for sale at the lower of their carrying value or fair value less anticipated costs to sell and recorded pre-tax, non-cash impairment charges of $106.4 million during fiscal 2022 relating to those assets. See Note 3, "Acquisitions and Divestitures" and Note 18, "Subsequent Events" to our consolidated financial statements in Part II, Item 8 of this report.

In addition, our annual impairment tests for fiscal 2021 resulted in our company recording non-cash impairment charges to intangible trademark assets for the *SnackWell's*, *Static Guard*, *Molly McButter* and *Farmwise* brands of $23.1 million in the aggregate during the fourth quarter of fiscal 2021, which is recorded in "Impairment of intangible assets" in the accompanying consolidated statement of operations for fiscal 2021. We partially impaired the *Static Guard* and *Molly McButter* brands, and we fully impaired the *SnackWell's* and *Farmwise* brands, which have been discontinued. Certain *Farmwise* branded products have been transitioned to the *Green Giant* brand.

As of December 31, 2022, we had $1,574.1 million of indefinite-lived intangible assets recorded in our consolidated balance sheet. Following the impairments recorded in fiscal 2021 and fiscal 2022, none of our indefinite-lived intangible assets had a book value in excess of their calculated fair values and the percentage excess of the aggregate calculated fair value over the aggregate book value was approximately 201.2%. However, materially different assumptions regarding the future performance of our businesses or discount rates could result in significant additional impairment losses. For example, if future revenues and contributions to our operating results for the *Static Guard* and *Molly McButter* brands continue to deteriorate, or if future revenues and contributions to our operating results for any of our other brands, including newly acquired brands, deteriorate, at rates in excess of our current projections, this could result in additional impairment losses for those brands. In addition, any significant decline in our market capitalization or changes in discount rates or changes in discount rates, even if due to macroeconomic factors, could put pressure on the carrying value of our goodwill. A determination that all or a portion of our goodwill or indefinite-lived intangible assets are impaired, although a non-cash charge to operations, could have a material adverse effect on our business, consolidated financial condition and results of operations.

The table below sets forth the book value as of December 31, 2022 of the indefinite-lived trademarks for each of our brands whose net sales equaled or exceeded 3% of our fiscal 2022 or fiscal 2021 net sales and for "all other brands" in the aggregate (in thousands):

	December 31, 2022
Brand:	
Green Giant	$ 422,000
Crisco	321,340
Dash	189,000
Spices & Seasonings[1]	65,200
Ortega	32,339
Cream of Wheat	27,000
Clabber Girl[2]	19,600
Maple Grove Farms of Vermont	11,627
All other brands	486,034
Total indefinite-lived trademarks	$ 1,574,140

(1) The spices & seasonings acquisition was completed on November 21, 2016. Includes trademark values for multiple brands acquired as part of the acquisition.

(2)	The *Clabber Girl* acquisition was completed on May 15, 2019. Includes trademark values for multiple brands acquired as part of the acquisition.

All assumptions used in our impairment evaluations for goodwill and indefinite-lived intangible assets, such as forecasted growth rates and discount rate, are based on the best available market information and are consistent with our internal forecasts and operating plans. We believe these assumptions to be reasonable, but they are inherently uncertain. These assumptions could be adversely impacted by certain of the risks described in Part I, Item 1A, "Risk Factors," of this report.

Income Tax Expense Estimates and Policies

As part of the income tax provision process of preparing our consolidated financial statements, we are required to estimate our income taxes. This process involves estimating our current tax expenses together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities. We then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe the recovery is not likely, we establish a valuation allowance. Further, to the extent that we establish a valuation allowance or increase this allowance in a financial accounting period, we include such charge in our tax provision, or reduce our tax benefits in our consolidated statements of operations. We use our judgment to determine our provision or benefit for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against our deferred tax assets.

There are various factors that may cause these tax assumptions to change in the near term, and we may have to record a valuation allowance against our deferred tax assets. We cannot predict whether future U.S. federal, state and international income tax laws and regulations might be passed that could have a material effect on our results of operations. We assess the impact of significant changes to the U.S. federal, state and international income tax laws and regulations on a regular basis and update the assumptions and estimates used to prepare our consolidated financial statements when new regulations and legislation are enacted. We recognize the benefit of an uncertain tax position that we have taken or expect to take on the income tax returns if it is more likely than not that such tax position will be sustained based upon its technical merits.

See "U.S. Tax Act and U.S. CARES Act" below for a discussion of the U.S. Tax Cuts and Jobs Act that was signed into law on December 22, 2017, which we refer to as the "U.S. Tax Act," as well as the Coronavirus Aid, Relief and Economic Security Act that was signed into law on March 27, 2020, which we refer to as the "U.S. CARES Act," and the impact both have had, and may have, on our business and financial results.

Pension Expense

We maintain four company-sponsored defined benefit pension plans covering approximately 23.9% of our employees. Our funding policy for company-sponsored defined benefit pension plans is to contribute annually not less than the amount recommended by our actuaries. The funded status of our pension plans is dependent upon many factors, including returns on invested assets and the level of certain market interest rates, employee-related demographic factors, such as turnover, retirement age and mortality, and the rate of salary increases. Certain assumptions reflect our historical experience and management's best judgment regarding future expectations. Due to the significant management judgment involved, our assumptions could have a material impact on the measurement of our pension expenses and obligations. We review pension assumptions regularly and we may from time to time make voluntary contributions to our pension plans, which exceed the amounts required by statute. We did not make any contributions to our company-sponsored defined benefit pension plans in fiscal 2022. We made total contributions to our company-sponsored pension plans of $2.5 million during fiscal 2021. Changes in interest rates and the market value of the securities held by the plans could materially change, positively or negatively, the funded status of the plans and affect the level of pension expense and required contributions in fiscal 2023 and beyond.

Our discount rate assumption for our four company-sponsored defined benefit plans changed from 2.62% - 2.78% at January 1, 2022 to 4.95% - 5.00% at December 31, 2022. As a sensitivity measure, a 0.25% decrease or increase in our discount rate would increase or decrease our pension expense by approximately $0.1 million. Similarly, a 0.25% decrease or increase in the expected return on pension plan assets would increase or decrease our pension expense by approximately $0.4 million. During fiscal 2023 we expect to make contributions of approximately $2.5 million for our four company-sponsored defined benefit pension plans.

During the fourth quarter of fiscal 2021, we closed our manufacturing facility in Portland, Maine and withdrew from participation in a multi-employer defined benefit pension plan maintained by the labor union that represented certain of our employees at the facility. Prior to the withdrawal, we made periodic contributions to this plan pursuant to the terms of a collective bargaining agreement. Our withdrawal from the plan requires us to make withdrawal liability payments to the plan of approximately $0.9 million per year for 20 years commencing March 1, 2022. The remaining estimated present value of that liability of $13.5 million is recorded on our consolidated balance sheet as of December 31, 2022.

For a more detailed description about our pension expense, the company-sponsored pension plans to which we contribute, and the multi-employer pension plan withdrawal liability, see Note 12, "Pension Benefits," to our consolidated financial statements in Part II, Item 8 of this report.

Acquisition Accounting

Our consolidated financial statements and results of operations include an acquired business's operations after the completion of the acquisition. We account for acquired businesses using the acquisition method of accounting, which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill. Transaction costs are expensed as incurred.

The judgments made in determining the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact our results of operations. Accordingly, for significant items, we typically obtain assistance from third-party valuation specialists. Determining the useful life of an intangible asset also requires judgment as different types of intangible assets will have different useful lives and certain assets may even be considered to have indefinite useful lives. All of these judgments and estimates can materially impact our results of operations.

In May 2020, the SEC issued a final rule that amends the financial statement requirements for acquisitions and dispositions of businesses. The amendments primarily relate to disclosures required by Rule 3-05 and Article 11 of Regulation S-X. Among other things, the final rule modifies the tests provided in Rule 1-02(w) of Regulation S-X used to determine whether a subsidiary or an acquired or disposed business is significant and modifies the number of years of audited financial statements required for acquisitions with significance levels greater than specified percentages. We early adopted the rule in the fourth quarter of fiscal 2020 and we applied the rule to our financial statement disclosure requirements for the *Crisco* acquisition and the Yuma acquisition and we will apply the rule to our financial statement disclosure requirements for the *Back to Nature* sale. See Note 3, "Acquisitions and Divestitures," to our consolidated financial statements in Part II, Item 8 of this report.

U.S. Tax Act and U.S. CARES Act

On December 22, 2017, the Tax Cuts and Jobs Act, which we refer to as the "U.S. Tax Act," was signed into law. The U.S. Tax Act provides for significant changes in the U.S. Internal Revenue Code of 1986, as amended. The changes in the U.S. Tax Act are broad and complex and we continue to examine the impact the U.S. Tax Act may have on our business and financial results. The U.S. Tax Act contains provisions with separate effective dates but was generally effective for taxable years beginning after December 31, 2017.

Under FASB Accounting Standards Codification (ASC) Topic 740, Income Taxes, we are required to revalue any deferred tax assets or liabilities in the period of enactment of change in tax rates. Beginning on January 1, 2018, the U.S. Tax Act lowered the U.S. federal corporate income tax rate from 35% to 21% on our U.S. earnings from that date and beyond. The reduction in the corporate income tax rate from 35% to 21% was effective for our fiscal 2018 and subsequent years. Our consolidated effective tax rate was approximately 39.9% and 28.1% for fiscal 2022 and fiscal 2021, respectively. We also expect to realize a cash tax benefit for future bonus depreciation on certain business additions, which, together with the reduced income tax rate, we expect to reduce our cash income tax payments.

The U.S. Tax Act also limits the deduction for net interest expense (including the treatment of depreciation and other deductions in arriving at adjusted taxable income) incurred by a corporate taxpayer to 30% of the taxpayer's adjusted taxable income.

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security Act, which we refer to as the "U.S. CARES Act," was signed into law. The U.S. CARES Act, among other things, includes provisions related to net operating loss carryback periods, modifications to the interest deduction limitation and technical corrections to tax depreciation for qualified improvement property. The U.S. CARES Act increased the adjusted taxable income limitation from 30% to 50% for business interest deductions for tax years 2019 and 2020 and the limitation reverted back to 30% beginning in 2021.

If we are unable to fully utilize our interest expense deductions in future periods, our cash taxes will increase. We were not subject to an interest expense deduction limitation in fiscal 2020 but were subject to the limitation in fiscal 2021, which increased our taxable income by $6.7 million. Beginning with fiscal 2022, our adjusted taxable income as computed for purposes of the interest expense deduction limitation is computed after any deduction allowable for depreciation and amortization. As a result, our adjusted taxable income (used to compute the limitation) decreased and we are subject to the interest expense deduction limitation in fiscal 2022, resulting in an increase to taxable income of $90.2 million. We may continue to be subject to the interest deduction limitation in future years. We have recorded a deferred tax asset of $22.2 million related to the interest deduction carryover, without a valuation allowance, as the disallowed interest may be carried forward indefinitely. The increase in our cash taxes resulting from the interest expense deduction limitation is approximately $20.6 million for fiscal 2022. There are various factors that may cause tax assumptions to change in the future, and we may have to record a valuation allowance against these deferred tax assets. See "—Liquidity and Capital Resources—*Cash Flows–Cash Income Tax* Payments" and Note 10, "Income Taxes," to our consolidated financial statements in Part II, Item 8 of this report.

The U.S. Treasury issued several regulations supplementing the U.S. Tax Act in 2018, including detailed guidance clarifying the calculation of the mandatory tax on previously unrepatriated earnings, application of the existing foreign tax credit rules to newly created categories and expanding details for application of the base erosion tax on affiliate payments. These regulations are to be applied retroactively and did not materially impact our 2022, 2021 or 2020 tax rates. See Note 10, "Income Taxes," to our consolidated financial statements in Part II, Item 8 of this report.

Results of Operations

The following table sets forth the percentages of net sales represented by selected items for fiscal 2022 and fiscal 2021 reflected in our consolidated statements of operations. The comparisons of financial results are not necessarily indicative of future results:

	Fiscal 2022	Fiscal 2021
Statement of Operations Data:		
Net sales	100.0 %	100.0 %
Cost of goods sold	81.1 %	78.7 %
Gross profit	18.9 %	21.3 %
Operating expenses:		
Selling, general and administrative expenses	8.8 %	9.5 %
Amortization expense	0.9 %	1.1 %
Gain on sales of assets	(0.3)%	— %
Impairment of assets held for sale	4.9 %	— %
Impairment of intangible assets	— %	1.2 %
Operating income	4.6 %	9.5 %
Other (income) and expenses:		
Interest expense, net	5.8 %	5.1 %
Other income	(0.3)%	(0.2)%
(Loss) income before income tax (benefit) expense	(0.9)%	4.6 %
Income tax (benefit) expense	(0.4)%	1.3 %
Net (loss) income	(0.5)%	3.3 %

As used in this section, the terms listed below have the following meanings:

Net Sales. Our net sales represents gross sales of products shipped to customers plus amounts charged to customers for shipping and handling, less cash discounts, coupon redemptions, slotting fees and trade promotional spending, including marketing development funds.

Gross Profit. Our gross profit is equal to our net sales less cost of goods sold. The primary components of our cost of goods sold are cost of internally manufactured products, purchases of finished goods from co-packers, a portion of our warehousing expenses plus freight costs to our distribution centers and to our customers.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses include costs related to selling our products, as well as all other general and administrative expenses. Some of these costs include administrative, marketing and internal sales force employee compensation and benefits costs, consumer advertising programs, brokerage costs, a portion of our warehousing expenses, information technology and communication costs, office rent, utilities, supplies, professional services, severance, acquisition/divestiture-related and non-recurring expenses and other general corporate expenses.

Amortization Expense. Amortization expense includes the amortization expense associated with customer relationships, finite-lived trademarks and other intangible assets.

Impairment of Assets Held for Sale. Impairment of assets held for sale consists of pre-tax, non-cash charges to assets held for sale. We measure assets held for sale at the lower of their carrying value and fair value less anticipated costs to sell, and record non-cash impairment charges to the extent the fair value less anticipated costs to sell is less than their carrying value.

Impairment of Intangible Assets. Impairment on intangible assets represents a reduction of the carrying value of intangible assets to fair value when the carrying value of the assets is no longer recoverable.

Net Interest Expense. Net interest expense includes interest relating to our outstanding indebtedness, amortization of bond discount/premium and amortization of deferred debt financing costs (net of interest income).

Other Income. Other income includes income or expense resulting from the remeasurement of monetary assets denominated in a foreign currency into U.S. dollars for financial reporting purposes and the non-service portion of net periodic pension cost and net periodic post-retirement benefit costs.

Non-GAAP Financial Measures

Certain disclosures in this report include non-GAAP financial measures. A non-GAAP financial measure is defined as a numerical measure of our financial performance that excludes or includes amounts so as to be different from the most directly comparable measure calculated and presented in accordance with GAAP in our consolidated balance sheets and related consolidated statements of operations, comprehensive income, changes in stockholders' equity and cash flows.

Base Business Net Sales. Base business net sales is a non-GAAP financial measure used by management to measure operating performance. We define base business net sales as our net sales excluding (1) the net sales of acquisitions until the net sales from such acquisitions are included in both comparable periods and (2) net sales of discontinued or divested brands. The portion of current period net sales attributable to recent acquisitions for which there is no corresponding period in the comparable period of the prior year is excluded. For each acquisition, the excluded period starts at the beginning of the most recent fiscal period being compared and ends on the first anniversary of the acquisition date. For discontinued or divested brands, the entire amount of net sales is excluded from each fiscal period being compared. We have included this financial measure because our management believes it provides useful and comparable trend information regarding the results of our business without the effect of the timing of acquisitions and the effect of discontinued or divested brands.

A reconciliation of base business net sales to net sales for fiscal 2022 and 2021 follows (in thousands):

	Fiscal 2022	Fiscal 2021
Net sales	$ 2,163,000	$ 2,056,264
Net sales from acquisitions[1]	(2,036)	—
Net sales from discontinued brands[2]	(207)	(2,450)
Base business net sales	$ 2,160,757	$ 2,053,814

(1) Reflects net sales from the Yuma acquisition, for which there is no comparable period of net sales during fiscal 2021. The Yuma acquisition was completed on May 5, 2022.

(2) Reflects net sales of the *SnackWell's* and *Farmwise* brands, which have been discontinued.

EBITDA and Adjusted EBITDA. EBITDA and adjusted EBITDA are non-GAAP financial measures used by management to measure operating performance. We define EBITDA as net income (loss) before net interest expense, income taxes, and depreciation and amortization. We define adjusted EBITDA as EBITDA adjusted for cash and non-cash acquisition/divestiture-related expenses, gains and losses (which may include third-party fees and expenses, integration, restructuring and consolidation expenses, amortization of acquired inventory fair value step-up, and gains and losses on the sale of certain assets); loss on extinguishment of debt; impairment of assets held for sale; intangible asset impairment charges; and non-recurring expenses, gains and losses.

Management believes that it is useful to eliminate these items because it allows management to focus on what it deems to be a more reliable indicator of ongoing operating performance and our ability to generate cash flow from operations. We use EBITDA and adjusted EBITDA in our business operations to, among other things, evaluate our operating performance, develop budgets and measure our performance against those budgets, determine employee bonuses and evaluate our cash flows in terms of cash needs. We also present EBITDA and adjusted EBITDA because we believe they are useful indicators of our historical debt capacity and ability to service debt and because covenants in our credit agreement and our senior notes indentures contain ratios based on these measures. As a result, reports used by internal management during monthly operating reviews feature the EBITDA and adjusted EBITDA metrics. However, management uses these metrics in conjunction with traditional GAAP operating performance and liquidity measures as part of its overall assessment of company performance and liquidity, and therefore does not place undue reliance on these measures as its only measures of operating performance and liquidity.

EBITDA and adjusted EBITDA are not recognized terms under GAAP and do not purport to be alternatives to operating income, net income (loss) or any other GAAP measure as an indicator of operating performance. EBITDA and adjusted EBITDA are not complete net cash flow measures because EBITDA and adjusted EBITDA are measures of liquidity that do not include reductions for cash payments for an entity's obligation to service its debt, fund its working capital, capital expenditures and acquisitions and pay its income taxes and dividends. Rather, EBITDA and adjusted EBITDA are potential indicators of an entity's ability to fund these cash requirements. EBITDA and adjusted EBITDA are not complete measures of an entity's profitability because they do not include certain costs and expenses and gains and losses described above. Because not all companies use identical calculations, this presentation of EBITDA and adjusted EBITDA may not be comparable to other similarly titled measures of other companies. However, EBITDA and adjusted EBITDA can still be useful in evaluating our performance against our peer companies because management believes these measures provide users with valuable insight into key components of GAAP amounts.

Reconciliations of net (loss) income and net cash provided by operating activities to EBITDA and adjusted EBITDA for fiscal 2022 and fiscal 2021 along with the components of EBITDA and adjusted EBITDA follows (in thousands):

	Fiscal 2022	Fiscal 2021
Net (loss) income	$ (11,370)	$ 67,363
Income tax (benefit) expense	(7,537)	26,291
Interest expense, net	124,915	106,889
Depreciation and amortization	80,528	82,888
EBITDA	186,536	283,431
Acquisition/divestiture-related and non-recurring expenses[1]	12,921	32,504
Gain on sales of assets, net of facility closure costs[2]	(4,928)	—
Amortization of acquisition-related inventory step-up[3]	—	5,054
Accrual for multi-employer pension plan withdrawal liability[4]	—	13,907
Impairment of assets held for sale[5]	106,434	—
Impairment of intangible assets[6]	—	23,088
Adjusted EBITDA	$ 300,963	$ 357,984

	Fiscal 2022	Fiscal 2021
Net cash provided by operating activities	$ 5,963	$ 93,878
Income tax (benefit) expense	(7,537)	26,291
Interest expense, net	124,915	106,889
Net gain/(loss) on sales and disposals of property, plant and equipment	7,086	(775)
Deferred income taxes	26,897	(7,269)
Amortization of deferred debt financing costs and bond discount/premium	(4,723)	(4,606)
Share-based compensation expense	(3,917)	(5,383)
Changes in assets and liabilities, net of effects of business combinations	144,286	97,494
Impairment of assets held for sale[5]	(106,434)	—
Impairment of intangible assets[6]	—	(23,088)
EBITDA	186,536	283,431
Acquisition/divestiture-related and non-recurring expenses[1]	12,921	32,504
Gain on sales of assets, net of facility closure costs[2]	(4,928)	—
Amortization of acquisition-related inventory step-up[3]	—	5,054
Accrual for multi-employer pension plan withdrawal liability[4]	—	13,907
Impairment of assets held for sale[5]	106,434	—
Impairment of intangible assets[6]	—	23,088
Adjusted EBITDA	$ 300,963	$ 357,984

Adjusted Net Income and Adjusted Diluted Earnings Per Share. Adjusted net income and adjusted diluted earnings per share are non-GAAP financial measures used by management to measure operating performance. We define adjusted net income and adjusted diluted earnings per share as net income and diluted earnings per share adjusted for certain items that affect comparability. These non-GAAP financial measures reflect adjustments to net income and diluted earnings per share to eliminate the items identified in the reconciliation below. This information is provided in order to allow investors to make meaningful comparisons of our operating performance between periods and to view our business from the same perspective as our management. Because we cannot predict the timing and amount of these items, management does not consider these items when evaluating our company's performance or when making decisions regarding allocation of resources.

A reconciliation of net (loss) income to adjusted net income and adjusted diluted earnings per share for fiscal 2022 and fiscal 2021, along with the components of adjusted net income and adjusted diluted earnings per share, follows (in thousands):

	Fiscal 2022	Fiscal 2021
Net (loss) income	$ (11,370)	$ 67,363
Acquisition/divestiture-related and non-recurring expenses[1]	12,921	32,504
Gain on sales of assets, net of facility closure costs[2]	(4,928)	—
Amortization of acquisition-related inventory step-up[3]	—	5,054
Credit agreement amendment fee[7]	1,600	—
Accrual for multi-employer pension plan withdrawal liability[4]	—	13,907
Impairment of assets held for sale[5]	106,434	—
Impairment of intangible assets[6]	—	23,088
Tax effects of non-GAAP adjustments[8]	(28,427)	(18,265)
Adjusted net income	$ 76,230	$ 123,651
Adjusted diluted earnings per share	$ 1.08	$ 1.88

(1) Acquisition/divestiture-related and non-recurring expenses for fiscal 2022 of $12.9 million (or $9.8 million, net of tax) primarily includes acquisition and integration expenses for the Yuma and *Crisco* acquisitions. Acquisition/divestiture-related and non-recurring expenses for fiscal 2021 of $32.5 million (or $24.5 million, net of tax) primarily includes acquisition and integration expenses for the *Crisco* acquisition, expenses for the closure and sale of our Portland, Maine manufacturing facility, the re-alignment of certain distribution facilities, expenses related to the transition of our chief executive officer and other non-recurring expenses.

(2) During the first quarter of 2022, we completed the closure and sale of our Portland, Maine manufacturing facility. We recorded a gain on the sale of the Portland property, plant and equipment of $7.1 million during the first quarter of 2022. The positive impact during the quarter of the gain on sale was partially offset by approximately $2.2 million of expenses incurred during the quarter relating to the closure of the facility and the transfer of manufacturing operations, resulting in a net benefit of $4.9 million (or $3.7 million, net of tax) from the gain on sale.

(3) For fiscal 2021, amortization of acquisition-related inventory step-up of $5.1 million (or $3.8 million, net of tax) primarily relates to the purchase accounting adjustments made to inventory acquired in the *Crisco* acquisition.

(4) During the third quarter of 2021, we reached an agreement to sell our Portland, Maine manufacturing facility. In connection with the sale and closure of the facility, we incurred a multi-employer pension plan withdrawal liability payable over 20 years in installments of approximately $0.9 million per year. As of December 31, 2022, the multi-employer pension plan withdrawal liability has a remaining estimated present value of approximately $13.5 million.

(5) In connection with our decision to sell our *Back to Nature* business, we reclassified $109.9 million of indefinite-lived trademark intangible assets, $29.5 million of goodwill, $11.0 million of finite-lived customer relationship intangible assets and $7.3 million of inventories to assets held for sale during fiscal 2022. During the third quarter of 2022, we measured the assets held for sale at the lower of their carrying value or fair value less anticipated costs to sell and recorded pre-tax, non-cash impairment charges of $103.6 million (or $78.2 million, net of tax), and during the fourth quarter of 2022, we recorded an additional $2.8 million (or $2.1 million, net of tax) of pre-tax, non-cash impairment charges related to those assets after we entered into an agreement to sell the *Back to Nature* business on December 15, 2022.

(6) During the fourth quarter of 2021, we recorded impairment charges of $23.1 million (or $17.4 million, net of tax) related to intangible trademark assets for the *SnackWell's*, *Static Guard*, *Molly McButter* and *Farmwise* brands. We partially impaired the *Static Guard* and *Molly McButter* brands, and we fully impaired the *SnackWell's* and *Farmwise* brands, which have been discontinued. Certain *Farmwise* branded products have been transitioned to the *Green Giant* brand.

(7) During the second quarter of 2022, we paid a fee of $1.6 million (or $1.2 million, net of tax) to amend our senior secured credit agreement to temporarily increase the maximum consolidated leverage ratio permitted under our revolving credit facility.

(8) Represents the tax effects of the non-GAAP adjustments listed above, assuming a tax rate of 24.5%.

Fiscal 2022 Compared to Fiscal 2021

Net Sales. Net sales for fiscal 2022 increased $106.7 million, or 5.2%, to $2,163.0 million from $2,056.3 million for fiscal 2021. The increase was primarily due to increases in net pricing and the impact of product mix, partially offset by volume declines primarily due to price elasticity and supply chain challenges in fiscal 2022.

Base business net sales for fiscal 2022 increased $107.0 million, or 5.2%, to $2,160.8 million from $2,053.8 million for fiscal 2021. The increase in base business net sales reflected an increase in net pricing and the impact of product mix of $231.4 million, or 11.3% of base business net sales, partially offset by a decrease in unit volume of $119.9 million and the negative impact of foreign currency of $4.5 million.

Net sales of *Green Giant* products in the aggregate (including *Le Sueur*) decreased $19.5 million, or 3.6%, in fiscal 2022, as compared to fiscal 2021. Net sales of *Green Giant* shelf-stable (including *Le Sueur*) decreased $18.8 million, or 9.9%, for fiscal 2022. Net sales of *Green Giant* frozen decreased $0.7 million, or 0.2%, for fiscal 2022 as compared to fiscal 2021.

See Note 16, "Net Sales by Brand," to our consolidated financial statements in Part II, Item 8 of this report, for detailed information regarding total net sales by brand for fiscal 2022 and fiscal 2021 for each of our brands whose net sales equaled or exceeded 3% of our total net sales for those periods and for all other brands in the aggregate.

The following table sets forth the most significant base business net sales increases and decreases by brand for those brands for fiscal 2022:

| Brand: | 2022 vs. 2021 Base Business Net Sales Increase (Decrease) | |
	Dollars (in millions)	Percentage
Crisco	$ 78.5	26.8 %
Clabber Girl	17.5	22.0 %
Cream of Wheat	14.1	21.0 %
Maple Grove Farms of Vermont	3.2	4.0 %
Ortega	3.1	2.0 %
Green Giant - shelf-stable[1]	(18.8)	(9.9)%
Spices & Seasonings[2]	(10.6)	(3.9)%
Dash	(6.8)	(9.5)%
Green Giant - frozen[3]	(0.7)	(0.2)%
All other brands	27.5	5.6 %
Base business net sales increase	$ 107.0	5.2 %

(1) Includes net sales of the *Le Sueur* brand.
(2) Includes net sales for multiple brands acquired as part of the spices & seasonings acquisition that we completed on November 21, 2016, as well as more recent spices & seasonings products launched and sold under license. Does not include net sales for *Dash* and our other legacy spices & seasonings brands.
(3) Excludes net sales from the Yuma acquisition, which are not included in base business net sales. The Yuma acquisition was completed on May 5, 2022. See Note 3, "Acquisitions and Divestitures."

Gross Profit. Gross profit was $409.6 million for fiscal 2022, or 18.9% of net sales. Excluding the negative impact of $9.1 million of acquisition/divestiture-related expenses and non-recurring expenses included in cost of goods sold during fiscal 2022, our gross profit would have been $418.7 million, or 19.4% of net sales. Gross profit was $437.0 million for fiscal 2021, or 21.3% of net sales. Excluding the negative impact of a $13.9 million accrual for the estimated present value of a multi-employer pension plan withdrawal liability in connection with the sale and closure of our Portland, Maine manufacturing facility, $14.6 million of acquisition/divestiture-related expenses, and $5.1 million of amortization of acquisition-related inventory fair value step-up and non-recurring expenses included in cost of goods sold during fiscal 2021, our gross profit would have been $470.6 million, or 22.9% of net sales.

During fiscal 2022, our gross profit was negatively impacted by higher than expected input cost inflation, including materially increased costs for raw materials and transportation. We expect input cost inflation will continue to have a significant industry-wide impact into fiscal 2023. We are attempting to mitigate the impact of inflation on our gross profit by locking in prices through short-term supply contracts and advance commodities purchase agreements and by implementing cost saving measures. We also announced several rounds of list price increases in 2021 and 2022. However, increases in the prices we charge our customers generally lag behind rising input costs. As such, we did not fully offset the incremental costs that we faced in fiscal 2022. During the fourth quarter of 2022, however, we began to more fully realize the benefits of prior list price increases and as a result, our gross profit and gross profit as a percentage of net sales increased during the fourth quarter of 2022 as compared to the fourth quarter of 2021.

Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased $5.8 million, or 2.9%, to $190.4 million for fiscal 2022 from $196.2 million for fiscal 2021. The decrease was composed of decreases in acquisition/divestiture-related and non-recurring expenses of $11.9 million and consumer marketing expenses of $2.2 million, partially offset by increases in selling expenses of $5.0 million, general and administrative expenses of $3.1 million and warehousing expenses of $0.2 million. Expressed as a percentage of net sales, selling, general and administrative expenses improved by 0.7 percentage points to 8.8% for fiscal 2022, as compared to 9.5% for fiscal 2021.

Amortization Expense. Amortization expense decreased $0.3 million to $21.3 million for fiscal 2022 from $21.6 million for fiscal 2021.

Gain on Sales of Assets. During the first quarter of 2022, we completed the sale of our Portland, Maine manufacturing facility and 13.5 acre property and separately sold certain other equipment that had been used at the facility. We received combined sales proceeds for the property and the equipment of approximately $11.1 million and recognized a gain of $7.1 million. The positive impact during the first quarter of 2022 of the gain on sales was partially offset by approximately $2.2 million of expenses incurred during the first quarter of 2022 resulting from the closure of the facility and the transfer of manufacturing operations.

Impairment of Assets Held for Sale. In connection with our decision to sell our *Back to Nature* business, we reclassified $109.9 million of indefinite-lived trademark intangible assets, $29.5 million of goodwill, $11.0 million of finite-lived customer relationship intangible assets and $7.3 million of inventories to assets held for sale during fiscal 2022. During the third quarter of 2022, we measured the assets held for sale at the lower of their carrying value or fair value less anticipated costs to sell and recorded pre-tax, non-cash impairment charges of $103.6 million, and during the fourth quarter of 2022, we recorded an additional $2.8 million of pre-tax, non-cash impairment charges related to those assets after we entered into an agreement to sell the *Back to Nature* business on December 15, 2022. See Note 3, "Acquisitions and Divestitures" and Note 18, "Subsequent Events" to our consolidated financial statements.

Impairment of Intangible Assets. Impairment of intangible assets of $23.1 million for fiscal 2021 includes a loss for the impairment of intangible trademark assets relating to the *Static Guard*, *SnackWell's*, *Molly McButter* and *Farmwise* brands, due primarily to our projections for reduced net sales for the *Static Guard* and *Molly McButter* brands and our discontinuation of the *SnackWell's* and *Farmwise* brands. See Note 6, "Goodwill and Other Intangible Assets" to our consolidated financial statements for a more detailed description of the impairment of intangible assets in fiscal 2021. As described above under "*Impairment of Assets Held for Sale*," during fiscal 2022, we recorded pre-tax, non-cash impairment charges to goodwill and other intangible assets of $106.4 million in connection with our decision to sell the *Back to Nature* business. The impairment charges related to *Back to Nature* are reflected in our consolidated statements of operations and consolidated statements of cash flows as "Impairment of assets held for sale." See Note 3, "Acquisitions and Divestitures" and Note 18, "Subsequent Events" to our consolidated financial statements in Part II, Item 8 of this report.

Operating Income. As a result of the foregoing, operating income decreased $97.5 million, or 49.7%, to $98.6 million for fiscal 2022 from $196.1 million for fiscal 2021. Operating income expressed as a percentage of net sales decreased to 4.6% in fiscal 2022 from 9.5% in fiscal 2021.

Net Interest Expense. Net interest expense increased $18.0 million, or 16.9%, to $124.9 million for fiscal 2022 from $106.9 million in fiscal 2021. The increase was primarily attributable to higher interest rates on our variable rate borrowings, additional borrowings on our revolving credit facility during fiscal 2022 as compared to fiscal 2021 and a $1.6 million fee for an amendment to our credit agreement. See "—Liquidity and Capital Resources – *Debt*" below.

Other Income. Other income for fiscal 2022 primarily includes the non-service portion of net periodic pension cost and net periodic post-retirement benefit costs of $7.4 million and the remeasurement of monetary assets denominated in a foreign currency into U.S. dollars of less than $0.1 million. Other income for fiscal 2021 includes the non-service portion of net periodic pension cost and net periodic post-retirement benefit costs of $4.4 million and the remeasurement of monetary assets denominated in a foreign currency into U.S. dollars of $0.1 million.

Income Tax (Benefit) Expense. Income tax (benefit) expense decreased $33.8 million to a $7.5 million income tax benefit in fiscal 2022 from a $26.3 million income tax expense for fiscal 2021, primarily due to lower income before tax as described above, and the impact of state tax rate changes. Our effective tax rate was 39.9% for fiscal 2022 and 28.1% for fiscal 2021. See "U.S. Tax Act and U.S. CARES Act" above for a discussion of the impact of the tax legislation on income tax (benefit) expense.

Fiscal 2021 Compared to Fiscal 2020

For a discussion of fiscal 2021 compared to fiscal 2020, please refer to our 2021 Annual Report on Form 10-K, Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, filed with the SEC on March 1, 2022.

Liquidity and Capital Resources

Our primary liquidity requirements include debt service, capital expenditures and working capital needs. See also, "Dividend Policy" below. We fund our liquidity requirements, as well as our dividend payments and financing for acquisitions, primarily through cash generated from operations and external sources of financing, including our revolving credit facility. We do not have any off-balance sheet financing arrangements.

Cash Flows

Net Cash Provided by Operating Activities. Net cash provided by operating activities decreased $87.9 million to $6.0 million for fiscal 2022 from $93.9 million for fiscal 2021. The decrease was largely due to lower operating income in fiscal 2022 compared to fiscal 2021. The decrease was also due to unfavorable working capital comparisons in fiscal 2022 compared to fiscal 2021, primarily comprised of income tax receivable/payable, trade accounts payable, prepaid expenses and other current assets, inventories, and other assets, partially offset by favorable working capital comparisons related to trade accounts receivable, other liabilities and accrued expenses and lease liabilities.

Net Cash Used in Investing Activities. Net cash used in investing activities decreased $3.7 million to $39.1 million for fiscal 2022 from $42.8 million for fiscal 2021. The decrease was primarily attributable to lower capital expenditures during fiscal 2022 compared to fiscal 2021 and proceeds from the sales of assets (primarily related to the sale of our Portland, Maine manufacturing facility), partially offset by the cash used to pay the purchase price for the Yuma acquisition during fiscal 2022.

Net Cash Provided by (Used in) Financing Activities. Net cash provided by financing activities increased $115.1 million to $45.3 million cash provided by financing activities for fiscal 2022 from $69.8 million net cash used in financing activities for fiscal 2021. The increase was primarily driven by a $187.5 million increase in net borrowings under our revolving credit facility during fiscal 2022 compared to fiscal 2021, partially offset by a $45.0 million decrease in net proceeds from the sale of common stock, a $14.8 million decrease in proceeds from the exercise of stock options, a $10.5 million increase in dividends paid and a $2.4 million increase in payments of tax withholdings on behalf of employees for net share settlement of share-based compensation during fiscal 2022 compared to fiscal 2021.

Cash Income Tax Payments. We made net cash tax payments of approximately $25.6 million and $5.7 million during fiscal 2022 and fiscal 2021, respectively. The increase was primarily attributable to $90.2 million of disallowed interest expense. We believe that we will realize a benefit to our cash taxes payable from amortization of our trademarks, goodwill and other intangible assets for the taxable years 2023 through 2037. See "U.S. Tax Act and U.S. CARES Act" above for a discussion of the impact and expected impact of the U.S. CARES Act and the U.S. Tax Act on our cash income tax payments, including the impact the U.S. Tax Act had in fiscal 2022 and fiscal 2021 and is expected to have in fiscal 2023 and beyond on our interest expense deductions and our cash taxes. If there is a change in U.S. federal tax policy or, in the case of the interest deduction, a change in our net interest expense relative to our adjusted taxable income that eliminates, limits or reduces our ability to amortize and deduct goodwill and certain intangible assets or the interest deduction we receive on our substantial indebtedness, or otherwise that reduces any of these available deductions or results in an increase in our corporate tax rate, our cash taxes payable may increase further, which could significantly reduce our future liquidity and impact our ability to make interest and dividend payments and have a material adverse effect on our business, consolidated financial condition, results of operations and liquidity.

Dividend Policy

For a discussion of our dividend policy, see the information set forth under the heading "Dividend Policy" in Part II, Item 5 of this report.

Acquisitions

Our liquidity and capital resources have been significantly impacted by acquisitions and may be impacted in the foreseeable future by additional acquisitions. As discussed elsewhere in this report, as part of our growth strategy we plan to expand our brand portfolio with disciplined acquisitions of complementary brands. We have historically financed acquisitions by incurring additional indebtedness, issuing equity and/or using cash flows from operating activities. Our interest expense has over time increased as a result of additional indebtedness we have incurred in connection with acquisitions and will increase with any additional indebtedness we may incur to finance future acquisitions. Although we may subsequently issue equity and use the proceeds to repay all or a portion of the additional indebtedness incurred to finance an acquisition and reduce our interest expense, the additional shares of common stock would increase the amount of cash flows from operating activities necessary to fund dividend payments.

We financed the Yuma acquisition, completed in May 2022, with cash on hand and revolving loans under our existing credit facility. We financed the *Crisco* acquisition, completed in December 2020, with revolving loans under our existing credit facility, a portion of which we subsequently refinanced with add-on tranche B term loans. The impact of future acquisitions, whether financed with additional indebtedness or otherwise, may have a material impact on our liquidity and capital resources.

Debt

See Note 7, "Long-Term Debt," to our consolidated financial statements in Part II, Item 8 of this report for a description of our senior secured credit agreement, including our revolving credit facility and tranche B term loans, our 5.25% senior notes due 2025, and our 5.25% senior notes due 2027. See also "—*Acquisitions*" above regarding the long-term debt incurred in connection with the *Crisco* acquisition and Note 18, "Subsequent Events," to our consolidated financial statements regarding the mandatory and optional prepayments of tranche B term loans that we made during the first quarter of 2023 with the proceeds of the *Back to Nature* sale and cash on hand.

Equity

Stock Repurchase Program. On March 9, 2021, our board of directors authorized an extension of our stock repurchase program from March 15, 2021 to March 15, 2022. In extending the repurchase program, our board of directors also reset the repurchase authority to up to $50.0 million. The stock repurchase program authorization expired on March 15, 2022. We did not repurchase any shares of our common stock during fiscal 2022 or fiscal 2021.

At-The-Market Equity Offering Program. On August 23, 2021, we entered into an "at-the-market" (ATM) equity offering sales agreement with BofA Securities, Inc., Barclays Capital Inc., Deutsche Bank Securities Inc., RBC Capital Markets, LLC, BMO Capital Markets Corp., Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, Citizens Capital Markets, Inc., SMBC Nikko Securities America, Inc. and TD Securities (USA) LLC, as sales agents to sell up to 7.5 million shares of our common stock from time to time through an ATM equity offering program.

During fiscal 2021, we sold 3,695,706 shares of our common stock under the ATM equity offering program. We generated $112.5 million in gross proceeds, or $30.44 per share from the sales, paid commissions to the sales agents of approximately $2.2 million and incurred other fees and expenses of approximately $0.4 million.

During fiscal 2022, we sold 2,853,342 shares of our common stock under the ATM equity offering program. We generated $66.6 million in gross proceeds, or $23.33 per share, from the sales, paid commissions to the sales agents of approximately $1.3 million and incurred other fees and expenses of approximately $0.2 million.

In the aggregate since the inception of the ATM equity offering program during the third quarter of 2021, we have sold 6,549,048 shares of common stock and generated $179.0 million in gross proceeds, or $27.34 per share, paid commissions to the sales agents of approximately $3.6 million and incurred other fees and expenses of approximately $0.6 million.

Future sales of shares, if any, under the ATM equity offering program will be made by means of transactions that are deemed to be "at-the-market" offerings as defined in Rule 415 under the Securities Act of 1933, as amended, including block trades and sales made in ordinary brokers' transactions on the New York Stock Exchange or otherwise at market prices prevailing at the time of the sale, at prices related to prevailing market prices or at negotiated prices. The timing and amount of any sales will be determined by a variety of factors considered by us.

We used the net proceeds from shares sold under the ATM equity offering program during fiscal 2022 and fiscal 2021 to repay revolving credit loans, to pay offering fees and expenses, and for general corporate purposes. We intend to use the net proceeds from any future sales of our common stock under the ATM offering for general corporate purposes, which could include, among other things, repayment, refinancing, redemption or repurchase of long-term debt or possible acquisitions.

Future Capital Needs

We are highly leveraged. On December 31, 2022, the aggregate principal amount of our long-term debt (including current portion) of $2,404.1 million, net of our cash and cash equivalents of $45.4 million, was $2,358.7 million. Stockholders' equity as of that date was $868.2 million.

Our ability to generate sufficient cash to fund our operations depends generally on our results of operations and the availability of financing. Our management believes that our cash and cash equivalents on hand, cash flow from operating activities and available borrowing capacity under our revolving credit facility will be sufficient for the foreseeable future to fund operations, meet debt service requirements, fund capital expenditures, make future acquisitions, if any, and pay our anticipated quarterly dividends on our common stock.

We expect to make capital expenditures of approximately $35.0 million to $40.0 million in the aggregate during fiscal 2023. Our projected capital expenditures for fiscal 2023 primarily relate to asset sustainability projects, cost savings initiatives, environmental compliance and information technology systems (hardware and software), including cybersecurity.

Seasonality

Sales of a number of our products tend to be seasonal and may be influenced by holidays, changes in seasons or certain other annual events. In general our sales are higher during the first and fourth quarters.

We purchase most of the produce used to make our frozen and shelf-stable vegetables, shelf-stable pickles, relishes, peppers, tomatoes and other related specialty items during the months of June through October, and we generally purchase the majority of our maple syrup requirements during the months of April through August. Consequently, our liquidity needs are greatest during these periods.

Inflation

See "—General—*Fluctuations in Commodity Prices and Production and Distribution Costs*" above.

Contingencies

See Note 14, "Commitments and Contingencies," to our consolidated financial statements in Part II, Item 8 of this report.

Recent Accounting Pronouncements

See Note 2(s), "Summary of Significant Accounting Policies — *Recently Issued Accounting Standards – Pending Adoption*," to our consolidated financial statements in Part II, Item 8 of this report.

Supplemental Financial Information about B&G Foods and Guarantor Subsidiaries

As further discussed in Note 7, "Long-Term Debt," to our consolidated financial statements in Part II, Item 8 of this report, our obligations under our 5.25% senior notes due 2025 and 5.25% senior notes due 2027 are jointly and severally and fully and unconditionally guaranteed on a senior basis by all of our existing and certain future domestic subsidiaries, which we refer to in this section as the guarantor subsidiaries. Our foreign subsidiaries are not guarantors, and any future foreign or partially owned domestic subsidiaries will not be guarantors, of the 5.25% senior notes due 2025 or the 5.25% senior notes due 2027. In this section, we refer to these foreign subsidiaries and future foreign or partially owned domestic subsidiaries as the non-guarantor subsidiaries. See Note 7, "Long-Term Debt" to our consolidated financial statements in Part II, Item 8 of this report.

The senior notes and the subsidiary guarantees are our and the guarantor subsidiaries' general unsecured obligations and are effectively junior in right of payment to all of our and the guarantor subsidiaries' secured indebtedness and to all existing and future indebtedness and other liabilities of our non-guarantor subsidiaries; are *pari passu* in right of payment to all of our and the guarantor subsidiaries' existing and future unsecured senior debt; and are senior in right of payment to all of our and the guarantor subsidiaries' future subordinated debt.

Each guarantee contains a provision intended to limit the guarantor subsidiary's liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer. However, we cannot assure you that this provision will be effective to protect the subsidiary guarantees from being voided under fraudulent transfer laws.

A guarantor subsidiary's guarantee will be automatically released: (1) in connection with any sale or other disposition of all or substantially all of the assets of that guarantor subsidiary (including by way of merger or consolidation) to a person or entity that is not (either before or after giving effect to such transaction) B&G Foods or a "restricted subsidiary" of B&G Foods under the applicable indenture, if the sale or other disposition complies with the asset sale provisions of the applicable indenture; (2) in connection with any sale or other disposition of all of the capital stock of that guarantor subsidiary to a person or entity that is not (either before or after giving effect to such transaction) B&G Foods or a "restricted subsidiary" of B&G Foods, if the sale or other disposition complies with the asset sale provisions of the applicable indenture; (3) if B&G Foods designates any "restricted subsidiary" that is a guarantor subsidiary to be an "unrestricted subsidiary" in accordance with the applicable provisions of the indenture; (4) upon legal defeasance, covenant defeasance or satisfaction and discharge of the applicable indenture; (5) if such guarantor subsidiary no longer constitutes a domestic subsidiary; or (6) if it is determined in good faith by B&G Foods that a liquidation, dissolution or merger out of existence of such guarantor subsidiary is in the best interests of B&G Foods and is not materially disadvantageous to the holders of the senior notes.

The following tables present summarized unaudited financial information on a combined basis for B&G Foods and each of the guarantor subsidiaries of the senior notes described above after elimination of (1) intercompany transactions and balances among B&G Foods and the guarantor subsidiaries and (2) investments in any subsidiary that is a non-guarantor (in thousands):

	December 31, 2022	January 1, 2022
Current assets[1]	$ 930,287	$ 752,685
Non-current assets	2,746,965	2,921,036
Current liabilities[2]	200,307	225,554
Non-current liabilities	$ 2,751,661	$ 2,663,841

(1) Current assets includes amounts due from non-guarantor subsidiaries of $37.7 million and $46.6 million as of December 31, 2022 and January 1, 2022, respectively.

(2) Current liabilities includes amounts due to non-guarantor subsidiaries of $7.7 million and less than $0.1 million as of December 31, 2022 and January 1, 2022, respectively.

	Fiscal 2022	Fiscal 2021
Net sales	$ 2,038,048	$ 1,933,665
Gross profit	396,830	424,501
Operating income	84,431	197,831
(Loss) income before income tax (benefit) expense	(33,104)	95,406
Net (loss) income	$ (21,292)	$ 68,951

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Our principal market risks are exposure to changes in commodity prices, interest rates on borrowings and foreign currency exchange rates and market fluctuation risks related to our defined benefit pension plans.

Commodity Prices and Inflation. The information under the heading "Inflation" in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" is incorporated herein by reference.

Interest Rate Risk. In the normal course of operations, we are exposed to market risks relating to our long-term debt arising from adverse changes in interest rates. Market risk is defined for these purposes as the potential change in the fair value of a financial asset or liability resulting from an adverse movement in interest rates.

Changes in interest rates impact our fixed and variable rate debt differently. For fixed rate debt, a change in interest rates will only impact the fair value of the debt, whereas for variable rate debt, a change in the interest rates will impact interest expense and cash flows. At December 31, 2022, we had $1,450.0 million of fixed rate debt and $954.1 million of variable rate debt.

Based upon our principal amount of long-term debt outstanding at December 31, 2022, a hypothetical 1.0% increase or decrease in interest rates would have affected our annual interest expense by approximately $9.5 million.

The carrying values and fair values of our revolving credit loans, term loans and senior notes as of December 31, 2022 and January 1, 2022 were as follows (in thousands):

	December 31, 2022		January 1, 2022	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Revolving credit loans.	$ 282,500	$ 282,500 [1]	$ 165,000	$ 165,000 [1]
Tranche B term loans due 2026	668,532 [2]	636,777 [3]	667,811 [2]	666,141 [3]
5.25% senior notes due 2025	901,213 [4]	790,625 [3]	901,753 [4]	920,915 [3]
5.25% senior notes due 2027	$ 550,000	$ 420,558 [3]	$ 550,000	$ 567,875 [3]

(1) Fair values are estimated based on Level 2 inputs, which were quoted prices for identical or similar instruments in markets that are not active.

(2) The carrying value of the tranche B term loans includes a discount. At December 31, 2022, and January 1, 2022, the face amount of the tranche B term loans was $671.6 million. See Note 18, "Subsequent Events."

(3) Fair values are estimated based on quoted market prices.

(4) The carrying value of the 5.25% senior notes due 2025 includes a premium. At December 31, 2022 and January 1, 2022, the face amount of the 5.25% senior notes due 2025 was $900.0 million.

Cash and cash equivalents, trade accounts receivable, income tax receivable/payable, trade accounts payable, accrued expenses and dividends payable are reflected on our consolidated balance sheets at carrying value, which approximates fair value due to the short-term nature of these instruments.

For more information, see Note 7, "Long-Term Debt," to our consolidated financial statements in Part II, Item 8 of this report.

Foreign Currency Risk. Our foreign sales are primarily to customers in Canada. Our sales to Canada are generally denominated in Canadian dollars and our sales for export to other countries are generally denominated in U.S. dollars. During fiscal 2022, 2021 and 2020, our net sales to customers in foreign countries represented approximately 7.8%, 8.3% and 7.8%, respectively, of our total net sales. We also purchase certain raw materials from foreign suppliers. For example, we purchase a significant majority of our maple syrup requirements from suppliers in Québec, Canada. These purchases are made in Canadian dollars. A weakening of the U.S. dollar in relation to the Canadian dollar would significantly increase our future costs relating to the production of our maple syrup products to the extent we have not purchased Canadian dollars or otherwise entered into a currency hedging arrangement in advance of any such weakening of the U.S. dollar. Our purchases of raw materials from other foreign suppliers are generally denominated in U.S. dollars, but certain purchases of raw materials in Mexico are denominated in Mexican pesos. In addition, we operate a frozen vegetable manufacturing facility in Irapuato, Mexico. A weakening of the U.S. dollar in relation to the Mexican peso would significantly increase our costs relating to the production of frozen vegetable products to the extent we have not purchased Mexican pesos or otherwise entered into hedging arrangements in advance of the weakening of the U.S. dollar. As a result, certain revenues and expenses have been, and are expected to be, subject to the effect of foreign currency fluctuations, and these fluctuations may have an adverse impact on operating results.

Market Fluctuation Risks Relating to our Defined Benefit Pension Plans. See Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies; Use of Estimates – *Pension Plans*" and Note 12, "Pension Benefits," to our consolidated financial statements in Part II, Item 8 of this report for a discussion of the exposure of our defined benefit pension plan assets to risks related to market fluctuations.

Item 8. Financial Statements and Supplementary Data.

The consolidated balance sheets at December 31, 2022 and January 1, 2022 and the consolidated statements of operations, comprehensive income, changes in stockholders' equity and cash flows for fiscal 2022, 2021 and 2020 and related notes are set forth below.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
B&G Foods, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of B&G Foods, Inc. and subsidiaries (the Company) as of December 31, 2022 and January 1, 2022, the related consolidated statements of operations, comprehensive income, changes in stockholders' equity, and cash flows for each of the fiscal years ended December 31, 2022, January 1, 2022 and January 2, 2021, and the related notes and the schedule of valuation and qualifying accounts (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and January 1, 2022, and the results of its operations and its cash flows for each of the fiscal years ended December 31, 2022, January 1, 2022 and January 2, 2021, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 28, 2023 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of the carrying values of certain indefinite-lived intangible assets

As discussed in Notes 2 and 6 to the consolidated financial statements, the Company had $1,574.1 million of indefinite-lived trademark assets as of December 31, 2022, which included certain indefinite-lived intangible assets. The Company performs indefinite-lived intangible assets impairment testing as of the last day of each fiscal year. The Company tests the indefinite-lived intangible assets by comparing the fair value with the carrying value and recognizes a loss for the difference. The Company estimates the fair value of the indefinite-lived intangible assets based on discounted cash flows that reflect certain third-party market value indicators.

We identified the assessment of the carrying value of certain indefinite-lived intangible assets as a critical audit matter. The revenue growth rates and the discount rate assumptions used to calculate the fair value of certain indefinite-lived intangible assets were challenging to audit due to the significant estimation in the assumptions and that minor changes to these assumptions would have a significant effect on the Company's assessment of the carrying value of the indefinite-lived intangible assets.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company's indefinite-lived intangible asset impairment assessment process, including controls related to the determination of the fair value of the indefinite-lived intangible assets, related revenue growth rates, and determination of the discount rate. We evaluated the Company's revenue growth rates by comparing them to historical results and industry growth rates, as appropriate. In addition, we compared the Company's historical revenue forecasts to actual results. We involved valuation professionals with specialized skill and knowledge, who assisted in evaluating the Company's discount rate, by comparing it to discount rates that were independently developed using publicly available market data for comparable entities.

/s/ KPMG LLP

We have served as the Company's auditor since 1996.

Short Hills, New Jersey
February 28, 2023

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

B&G Foods, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited B&G Foods, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and January 1, 2022, the related consolidated statements of operations, comprehensive income, changes in stockholders' equity, and cash flows for each of the fiscal years ended December 31, 2022, January 1, 2022 and January 2, 2021, and the related notes and the schedule of valuation and qualifying accounts (collectively, the consolidated financial statements), and our report dated February 28, 2023 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Short Hills, New Jersey
February 28, 2023

B&G FOODS, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
(In thousands, except share and per share data)

	December 31, 2022	January 1, 2022
Assets		
Current assets:		
Cash and cash equivalents	$ 45,442	$ 33,690
Trade accounts receivable, less allowance for doubtful accounts and discounts of $2,309 and $1,997 as of December 31, 2022 and January 1, 2022, respectively	150,019	145,281
Inventories	726,468	609,794
Assets held for sale	51,314	3,256
Prepaid expenses and other current assets	37,550	38,151
Income tax receivable	8,024	4,284
Total current assets	1,018,817	834,456
Property, plant and equipment, net of accumulated depreciation of $390,821 and $364,182 as of December 31, 2022 and January 1, 2022, respectively	317,587	341,471
Operating lease right-of-use assets	65,809	65,166
Finance lease right-of-use assets	2,891	—
Goodwill	619,241	644,871
Other intangible assets, net	1,788,157	1,927,119
Other assets	19,088	6,916
Deferred income taxes	10,019	8,546
Total assets	$ 3,841,609	$ 3,828,545
Liabilities and Stockholders' Equity		
Current liabilities:		
Trade accounts payable	$ 127,809	$ 129,861
Accrued expenses	64,137	66,901
Current portion of operating lease liabilities	14,616	12,420
Current portion of finance lease liabilities	1,046	—
Current portion of long-term debt	50,000	—
Income tax payable	309	2,557
Dividends payable	13,617	32,548
Total current liabilities	271,534	244,287
Long-term debt, net of current portion	2,339,049	2,267,759
Deferred income taxes	288,712	310,641
Long-term operating lease liabilities, net of current portion	51,727	55,607
Long-term finance lease liabilities, net of current portion	1,795	—
Other liabilities	20,626	29,997
Total liabilities	2,973,443	2,908,291
Commitments and contingencies (Note 14)		
Stockholders' equity:		
Preferred stock, $0.01 par value per share. Authorized 1,000,000 shares; no shares issued or outstanding	—	—
Common stock, $0.01 par value per share. Authorized 125,000,000 shares; 71,668,144 and 68,521,651 shares issued and outstanding as of December 31, 2022 and January 1, 2022, respectively	717	685
Additional paid-in capital	—	3,547
Accumulated other comprehensive loss	(9,349)	(18,169)
Retained earnings	876,798	934,191
Total stockholders' equity	868,166	920,254
Total liabilities and stockholders' equity	$ 3,841,609	$ 3,828,545

See accompanying Notes to Consolidated Financial Statements.

B&G FOODS, INC. AND SUBSIDIARIES
Consolidated Statements of Operations
(In thousands, except per share data)

	Fiscal Year Ended		
	December 31, 2022	January 1, 2022	January 2, 2021
Net sales	$ 2,163,000	$ 2,056,264	$ 1,967,909
Cost of goods sold	1,753,376	1,619,298	1,486,169
Gross profit	409,624	436,966	481,740
Operating expenses:			
Selling, general and administrative expenses	190,411	196,172	186,191
Amortization expense	21,250	21,627	19,111
Gain on sales of assets	(7,099)	—	—
Impairment of assets held for sale	106,434	—	—
Impairment of intangible assets	—	23,088	—
Operating income	98,628	196,079	276,438
Other (income) and expenses:			
Interest expense, net	124,915	106,889	101,634
Other income	(7,380)	(4,464)	(2,558)
(Loss) income before income tax (benefit) expense	(18,907)	93,654	177,362
Income tax (benefit) expense	(7,537)	26,291	45,374
Net (loss) income	$ (11,370)	$ 67,363	$ 131,988
Weighted average shares outstanding:			
Basic	70,468	65,088	64,163
Diluted	70,468	65,747	64,557
(Loss) earnings per share:			
Basic	$ (0.16)	$ 1.03	$ 2.06
Diluted	$ (0.16)	$ 1.02	$ 2.04
Cash dividends declared per share	$ 1.615	$ 1.900	$ 1.900

See accompanying Notes to Consolidated Financial Statements.

B&G FOODS, INC. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income
(In thousands)

	Fiscal Year Ended		
	December 31, 2022	January 1, 2022	January 2, 2021
Net (loss) income	$ (11,370)	$ 67,363	$ 131,988
Other comprehensive income:			
Foreign currency translation adjustments	(2,969)	(862)	(830)
Pension gain (loss), net of tax	11,789	18,287	(2,870)
Other comprehensive income (loss)	8,820	17,425	(3,700)
Comprehensive (loss) income	$ (2,550)	$ 84,788	$ 128,288

See accompanying Notes to Consolidated Financial Statements.

B&G FOODS, INC. AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders' Equity
(In thousands, except share and per share data)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total Stockholders' Equity
	Shares	Amount				
Balance at December 28, 2019	**64,044,649**	**$ 640**	**$ —**	**$ (31,894)**	**$ 843,796**	**$ 812,542**
Foreign currency translation	—	—	—	(830)	—	(830)
Change in pension benefit (net of $1,009 of income taxes)	—	—	—	(2,870)	—	(2,870)
Net income	—	—	—	—	131,988	131,988
Share-based compensation	—	—	10,669	—	—	10,669
Net issuance of common stock for share-based compensation	123,732	2	(1)	—	—	1
Cancellation of restricted stock for tax withholding upon vesting	(3,813)	—	(69)	—	—	(69)
Stock options exercised	88,291	1	2,418	—	—	2,419
Dividends declared on common stock, $1.900 per share	—	—	(13,017)	—	(108,956)	(121,973)
Balance at January 2, 2021	**64,252,859**	**$ 643**	**$ —**	**$ (35,594)**	**$ 866,828**	**$ 831,877**
Foreign currency translation	—	—	—	(862)	—	(862)
Change in pension benefit (net of $5,934 of income taxes)	—	—	—	18,287	—	18,287
Net income	—	—	—	—	67,363	67,363
Share-based compensation	—	—	5,397	—	—	5,397
Net issuance of common stock for share-based compensation	128,591	1	(1,087)	—	—	(1,086)
Cancellation of restricted stock for tax withholding upon vesting	(22,657)	—	(622)	—	—	(622)
Stock options exercised	467,152	4	14,806	—	—	14,810
Issuance of common stock in ATM offering	3,695,706	37	109,977	—	—	110,014
Dividends declared on common stock, $1.900 per share	—	—	(124,924)	—	—	(124,924)
Balance at January 1, 2022	**68,521,651**	**$ 685**	**$ 3,547**	**$ (18,169)**	**$ 934,191**	**$ 920,254**
Foreign currency translation	—	—	—	(2,969)	—	(2,969)
Change in pension benefit (net of $3,890 of income taxes)	—	—	—	11,789	—	11,789
Net loss	—	—	—	—	(11,370)	(11,370)
Share-based compensation	—	—	3,856	—	—	3,856
Net issuance of common stock for share-based compensation	310,495	3	(3,707)	—	—	(3,704)
Cancellation of restricted stock for tax withholding upon vesting	(19,571)	—	(392)	—	—	(392)
Stock options exercised	2,227	—	60	—	—	60
Issuance of common stock in ATM offering	2,853,342	29	65,038	—	—	65,067
Dividends declared on common stock, $1.615 per share	—	—	(68,402)	—	(46,023)	(114,425)
Balance at December 31, 2022	**71,668,144**	**$ 717**	**$ —**	**$ (9,349)**	**$ 876,798**	**$ 868,166**

See accompanying Notes to Consolidated Financial Statements.

B&G FOODS, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(In thousands)

	Fiscal Year Ended		
	December 31, 2022	January 1, 2022	January 2, 2021
Cash flows from operating activities:			
Net (loss) income	$ (11,370)	$ 67,363	$ 131,988
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	80,528	82,888	63,701
Amortization of operating lease right-of-use assets	16,908	13,972	11,959
Amortization of deferred debt financing costs and bond discount/premium	4,723	4,606	4,691
Deferred income taxes	(26,897)	7,269	42,613
Impairment of assets held for sale	106,434	—	—
Impairment of intangible assets	—	23,088	—
Accrual for multi-employer pension plan withdrawal liability	—	13,907	—
Net (gain)/loss on sales and disposals of property, plant and equipment	(7,086)	775	(50)
Share-based compensation expense	3,917	5,383	10,618
Changes in assets and liabilities, net of effects of businesses acquired:			
Trade accounts receivable	(5,846)	(12,481)	10,806
Inventories	(124,969)	(117,257)	17,271
Prepaid expenses and other current assets	(5,113)	5,160	(17,964)
Income tax receivable/payable	(5,952)	13,684	(7,110)
Other assets	(5,418)	(1,514)	(151)
Trade accounts payable	83	10,494	4,928
Accrued expenses and lease liabilities	(20,283)	(25,025)	10,825
Other liabilities	6,304	1,566	(2,648)
Net cash provided by operating activities	5,963	93,878	281,477
Cash flows from investing activities:			
Capital expenditures	(22,286)	(43,581)	(26,748)
Proceeds from sales of assets	10,430	737	343
Payments for acquisition of businesses, net of cash acquired	(27,290)	—	(542,488)
Net cash used in investing activities	(39,146)	(42,844)	(568,893)
Cash flows from financing activities:			
Repayments of long-term debt	—	—	(78,375)
Proceeds from issuance of long-term debt	—	—	300,000
Repayments of borrowings under revolving credit facility	(302,500)	(295,000)	(520,000)
Borrowings under revolving credit facility	420,000	225,000	755,000
Proceeds from issuance of common stock, net	65,233	110,229	—
Dividends paid	(133,355)	(122,896)	(121,874)
Proceeds from exercise of stock options	60	14,810	2,419
Payments of tax withholding on behalf of employees for net share settlement of share-based compensation	(4,096)	(1,708)	(69)
Payments of debt financing costs	—	(276)	(9,149)
Net cash provided by (used in) financing activities	45,342	(69,841)	327,952
Effect of exchange rate fluctuations on cash and cash equivalents	(407)	315	331
Net increase (decrease) in cash and cash equivalents	11,752	(18,492)	40,867
Cash and cash equivalents at beginning of year	33,690	52,182	11,315
Cash and cash equivalents at end of year	$ 45,442	$ 33,690	$ 52,182
Supplemental disclosures of cash flow information:			
Cash interest payments	$ 119,119	$ 102,491	$ 97,449
Cash income tax payments	$ 25,571	$ 5,654	$ 9,812
Non-cash transactions:			
Dividends declared and not yet paid	$ 13,617	$ 32,548	$ 30,250
Accruals related to purchases of property, plant and equipment	$ 909	$ 2,117	$ 8,857
Right-of-use assets obtained in exchange for new operating lease liabilities	$ 15,806	$ 46,376	$ 1,475
Right-of-use assets obtained in exchange for new finance lease liabilities	$ 3,529	$ —	$ —

See accompanying Notes to Consolidated Financial Statements.

B&G FOODS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2022, January 1, 2022 and January 2, 2021

(1)   Nature of Operations

Organization and Nature of Operations

B&G Foods, Inc. is a holding company whose principal assets are the shares of capital stock of its subsidiaries. Unless the context requires otherwise, references in this report to "B&G Foods," "our company," "we," "us" and "our" refer to B&G Foods, Inc. and its subsidiaries. Our financial statements are presented on a consolidated basis.

We operate in a single industry segment and manufacture, sell and distribute a diverse portfolio of high-quality shelf-stable and frozen foods across the United States, Canada and Puerto Rico. Our products include frozen and canned vegetables, vegetable, canola and other cooking oils, vegetable shortening, cooking sprays, oatmeal and other hot cereals, fruit spreads, canned meats and beans, bagel chips, spices, seasonings, hot sauces, wine vinegar, maple syrup, molasses, salad dressings, pizza crusts, Mexican-style sauces, dry soups, taco shells and kits, salsas, pickles, peppers, tomato-based products, cookies and crackers, baking powder, baking soda, corn starch, nut clusters and other specialty products. Our products are marketed under many recognized brands, including *Ac'cent*, *B&G*, *B&M*, *Baker's Joy*, *Bear Creek Country Kitchens*, *Brer Rabbit*, *Canoleo*, *Cary's*, *Clabber Girl, Cream of Rice*, *Cream of Wheat*, *Crisco*, *Dash*, *Davis*, *Devonsheer*, *Don Pepino*, *Durkee*, *Emeril's*, *Grandma's Molasses*, *Green Giant*, *Joan of Arc*, *Las Palmas*, *Le Sueur*, *MacDonald's*, *Mama Mary's*, *Maple Grove Farms of Vermont*, *McCann's*, *Molly McButter*, *New York Flatbreads*, *New York Style*, *Old London*, *Ortega*, *Polaner*, *Red Devil*, *Regina*, *Rumford, Sa-són*, *Sclafani*, *Spice Islands*, *Spring Tree*, *Sugar Twin*, *Tone's*, *Trappey's*, *TrueNorth*, *Underwood*, *Vermont Maid*, *Victoria*, *Weber* and *Wright's*. We also sell and distribute *Static Guard*, a household product brand. We compete in the retail grocery, foodservice, specialty, private label, club and mass merchandiser channels of distribution. We sell and distribute our products directly and via a network of independent brokers and distributors to supermarket chains, foodservice outlets, mass merchants, warehouse clubs, non-food outlets and specialty distributors.

Sales of a number of our products tend to be seasonal and may be influenced by holidays, changes in seasons/weather or certain other annual events. In general, our sales are higher in the first and fourth quarter. We purchase most of the produce used to make our frozen and shelf-stable canned vegetables, pickles, relishes, peppers, tomatoes and other related specialty items during the months of June through October, and we generally purchase the majority of our maple syrup requirements during the months of April through August. Consequently, our liquidity needs are greatest during these periods.

Fiscal Year

Typically, our fiscal years and fiscal quarters consist of 52 and 13 weeks, respectively, ending on the Saturday closest to December 31 in the case of our fiscal year and fourth fiscal quarter, and on the Saturday closest to the end of the corresponding calendar quarter in the case of our other fiscal quarters. As a result, a 53rd week is added to our fiscal year every five or six years.

Our fiscal year ending December 30, 2023 (fiscal 2023) contains, and our fiscal years ended December 31, 2022 (fiscal 2022) and January 1, 2022 (fiscal 2021) each contained, 52 weeks and each quarter of fiscal 2022 contains, and each quarter of fiscal 2022 and fiscal 2021 contained, 13 weeks. Our fiscal year ended January 2, 2021 (fiscal 2020) contained 53 weeks. Generally, when a 53rd week occurs, our fourth fiscal quarter contains 14 weeks. However, based upon a third quarter end date of October 3, 2020 (the Saturday closest to September 30) and a fourth quarter end date of January 2, 2021 (the Saturday closest to December 31), the third quarter of fiscal 2020 contained 14 weeks and the fourth quarter of 2020 contained 13 weeks.

Business and Credit Concentrations

Our exposure to credit loss in the event of non-payment of accounts receivable by customers is estimated in the amount of the allowance for doubtful accounts. We perform ongoing credit evaluations of the financial condition of our customers. Our top ten customers accounted for approximately 60.5%, 60.8% and 62.6% of consolidated net sales in fiscal 2022, 2021 and 2020, respectively. Our top ten customers accounted for approximately 60.3%, 59.8% and 62.5% of our consolidated trade accounts receivables as of the end of fiscal 2022, 2021 and 2020, respectively. Other than

Walmart, which accounted for approximately 27.3%, 27.7% and 26.5% of our consolidated net sales in fiscal 2022, 2021 and 2020, respectively, no single customer accounted for more than 10.0% of consolidated net sales in fiscal 2022, 2021 or 2020. Other than Walmart, which accounted for approximately 30.6%, 28.9% and 32.6% of our consolidated trade accounts receivables as of the end of fiscal 2022, 2021 and 2020, respectively, no single customer accounted for more than 10.0% of our consolidated trade accounts receivables as of the end of fiscal 2022, 2021 and 2020. As of December 31, 2022, we do not believe we have any significant concentration of credit risk with respect to our consolidated trade accounts receivable with any single customer whose failure or nonperformance would materially affect our results other than as described above with respect to Walmart.

During fiscal 2022, 2021 and 2020, our sales to foreign countries represented approximately 7.8%, 8.3% and 7.8%, respectively, of net sales. Our foreign sales are primarily to customers in Canada.

(2)   Summary of Significant Accounting Policies

   (a)   Basis of Presentation

The consolidated financial statements include the accounts of B&G Foods, Inc. and its subsidiaries. All intercompany balances and transactions have been eliminated.

   (b)   Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles in the United States (GAAP) requires our management to make a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Some of the more significant estimates and assumptions made by management involve revenue recognition as it relates to trade and consumer promotion expenses; pension benefits; acquisition accounting fair value allocations; the recoverability of goodwill, other intangible assets, property, plant and equipment and deferred tax assets; and the determination of the useful life of customer relationship and finite-lived trademark intangible assets. Actual results could differ significantly from these estimates and assumptions.

Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors that management believes to be reasonable under the circumstances, including the current economic environment. We adjust such estimates and assumptions when facts and circumstances dictate. Volatility in the credit and equity markets can increase the uncertainty inherent in such estimates and assumptions.

   (c)   Subsequent Events

We have evaluated subsequent events for disclosure through the date of issuance of the accompanying consolidated financial statements.

   (d)   Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, all highly liquid instruments with maturities of three months or less when acquired are considered to be cash and cash equivalents.

   (e)   Inventories

Inventories are stated at the lower of cost or net realizable value and include direct material, direct labor, overhead, warehousing and product transfer costs. Cost is determined using the first-in, first-out and average cost methods. Inventories have been reduced by an allowance for excess, obsolete and unsaleable inventories. The allowance is an estimate based on our management's review of inventories on hand compared to estimated future usage and sales.

   (f)   Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation on plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets, 10 to 30 years for buildings and improvements, 5 to 12 years for machinery and equipment, and 2 to 5 years for office furniture and vehicles. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset. Expenditures for maintenance, repairs and minor replacements are charged to current operations. Expenditures for major replacements and betterments are capitalized. We capitalize interest on qualifying assets based on our effective interest rate. During fiscal 2022, 2021 and 2020, we capitalized $1.5 million, $1.2 million and $0.7 million, respectively.

(g)   Goodwill and Other Intangible Assets

Goodwill and indefinite-lived intangible assets (trademarks) are not amortized. As a result, these assets are tested for impairment through qualitative and quantitative assessments at least annually and whenever events or circumstances occur indicating that goodwill or indefinite-lived intangible assets might be impaired. We perform the annual impairment tests as of the last day of each fiscal year. We test our goodwill and indefinite-lived intangible assets by comparing the fair values with the carrying values and recognize a loss for the difference. The annual goodwill impairment testing is performed by estimating the fair value of our company based on discounted cash flows that reflect certain third-party market value indicators. Similarly, the annual impairment testing for indefinite-lived intangible assets is performed by estimating the fair value of our indefinite-lived intangible assets based on discounted cash flows that reflect certain third-party market value indicators.

Calculating the fair values of goodwill and indefinite-lived intangible assets for these purposes requires significant estimates and assumptions by management, including future cash flows consistent with management's expectations, annual sales growth rates, and certain assumptions underlying a discount rate based on available market data. Significant management judgment is necessary to estimate the impact of competitive operating, macroeconomic and other factors to estimate the future levels of sales and cash flows.

Customer relationships and finite-lived trademarks are presented at cost, net of accumulated amortization, and are amortized on a straight-line basis over their estimated useful lives of 10 to 20 years.

(h)   Deferred Debt Financing Costs

Deferred debt financing costs are capitalized and amortized over the term of the related debt agreements and are included as a reduction of long-term debt, except for the revolving credit facility, for which the deferred debt financing costs are included in other assets. Amortization of deferred debt financing costs for fiscal 2022, 2021 and 2020 was $4.7 million, $4.6 million and $4.7 million, respectively.

(i)   Long-Lived Assets

Long-lived assets, such as property, plant and equipment, and intangible assets with estimated useful lives, are depreciated or amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future net cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Recoverability of assets held for sale is measured by a comparison of the carrying amount of an asset or asset group to their fair value less estimated costs to sell. Estimating future cash flows and calculating the fair value of assets requires significant estimates and assumptions by management.

Assets to be disposed of are separately presented in the consolidated balance sheets and are no longer depreciated.

(j)   Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss includes foreign currency translation adjustments relating to assets and liabilities located in our foreign subsidiaries and changes in our pension benefits due to the initial adoption and ongoing application of the authoritative accounting literature relating to pensions, net of tax.

(k)   Revenue Recognition

Revenues are recognized when our performance obligation is satisfied. Our primary performance obligation is satisfied when products are shipped. We report all amounts billed to a customer in a sale transaction as revenue, including those amounts related to shipping and handling. Shipping and handling costs are included in cost of goods sold. Consideration from a vendor to a retailer is presumed to be a reduction to the selling prices of the vendor's products and, therefore, is characterized as a reduction of sales when recognized in the vendor's income statement. As a result, coupon incentives, slotting and promotional expenses are recorded as a reduction of sales. Additionally, certain payments to customers related to in-store display incentives, or marketing development funds, are also recorded as a reduction of sales.

(l)   Selling, General and Administrative Expenses

We promote our products with advertising, consumer incentives and trade promotions. These programs include, but are not limited to, discounts, slotting fees, coupons, rebates, in-store display incentives and volume-based incentives. Consumer incentive and trade promotion activities are recorded as a reduction to revenues based on amounts estimated as being due to customers and consumers at the end of a period. We base these estimates principally on historical utilization and redemption rates. We expense our advertising costs either in the period the advertising first takes place or as incurred. Advertising expenses were approximately $5.2 million, $7.2 million and $10.6 million, for fiscal 2022, 2021 and 2020, respectively.

(m)   Pension Plans

We maintain four company-sponsored defined benefit pension plans covering approximately 23.9% of our employees. Our funding policy is to contribute annually the amount recommended by our actuaries. From time to time, however, we voluntarily contribute greater amounts based on pension asset performance, tax considerations and other relevant factors.

(n)   Share-Based Compensation Expense

We provide compensation benefits in the form of performance share long-term incentive awards (LTIAs), restricted stock, common stock and stock options to employees and non-employee directors. The cost of share-based compensation is recorded at fair value at the date of grant and expensed in our consolidated statements of operations over the requisite service period, if any.

Performance share LTIAs granted to our executive officers and certain other members of senior management entitle each participant to earn shares of common stock upon the attainment of certain performance goals over the applicable performance period. The recognition of compensation expense for the performance share LTIAs is initially based on the probable outcome of the performance condition based on the fair value of the award on the date of grant and the anticipated number of shares to be awarded on a straight-line basis over the applicable performance period. The fair value of the awards on the date of grant is determined based upon the closing price of our common stock on the applicable measurement dates (i.e., the deemed grant dates for accounting purposes) reduced by the present value of expected dividends using the risk-free interest-rate as the award holders are not entitled to dividends or dividend equivalents during the vesting period. Our company's performance against the defined performance goals are re-evaluated on a quarterly basis throughout the applicable performance period and the recognition of compensation expense is adjusted for subsequent changes in the estimated or actual outcome. The cumulative effect of a change in the estimated number of shares of common stock to be issued in respect of performance share awards is recognized as an adjustment to earnings in the period of the revision.

The fair value of stock option awards is estimated on the date of grant using the Black-Scholes option pricing model and is recognized in expense over the vesting period of the options using the straight-line method. The Black-Scholes option pricing model requires various assumptions, including the expected volatility of our stock, the expected term of the option, the risk-free interest rate and the expected dividend yield. Expected volatility is based on both historical and implied volatilities of our common stock over the estimated expected term of the award. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant. All stock option grants have an exercise price equal to or greater than the fair market value of our common stock on the date of grant and have a 10-year term. Employee stock options generally cliff vest three years after the date of grant and non-employee director stock options generally vest one year after the date of grant.

We recognize compensation expense for only that portion of share-based awards that are expected to vest. We utilize historical employee termination behavior to determine our estimated forfeiture rates. If the actual forfeitures differ from those estimated by management, adjustments to compensation expense will be made in future periods.

(o) *Income Tax Expense Estimates and Policies*

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities of our company are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided when it is more likely than not that all or some portion of the deferred tax asset will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

As part of the income tax provision process of preparing our consolidated financial statements, we are required to estimate our income taxes. This process involves estimating our current tax expenses together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities. We then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe the recovery is not likely, we establish a valuation allowance. Further, to the extent that we establish a valuation allowance or increase this allowance in a financial accounting period, we include such charge in our tax provision, or reduce our tax benefits in our consolidated statements of operations. We use our judgment to determine our provision or benefit for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against our deferred tax assets.

There are various factors that may cause these tax assumptions to change in the near term, and we may have to record a valuation allowance against our deferred tax assets. We cannot predict whether future U.S. federal and state income tax laws and regulations might be passed that could have a material effect on our results of operations. See Note 10, "Income Taxes," for a discussion of the Tax Cuts and Jobs Act enacted in December 2017, which we refer to in this report as the "U.S. Tax Act," as well as the Coronavirus Aid, Relief and Economic Security Act enacted in March 2020, which we refer to in this report as the "U.S. CARES Act." We assess the impact of significant changes to the U.S. federal, state and international income tax laws and regulations on a regular basis and update the assumptions and estimates used to prepare our consolidated financial statements when new regulations and legislation are enacted. We recognize the benefit of an uncertain tax position that we have taken or expect to take on our income tax returns if it is "more likely than not" that such tax position will be sustained based on its technical merits.

(p) *Dividends*

Cash dividends, if any, are accrued as a liability on our consolidated balance sheets when declared and recorded as a decrease to additional paid-in capital, or as a decrease to retained earnings when additional paid-in capital has a zero balance.

(q) *Earnings Per Share*

Basic earnings per share is calculated by dividing net income by the weighted average number of shares of common stock outstanding. Diluted earnings per share is calculated by dividing net income by the weighted average number of shares of common stock outstanding plus all additional shares of common stock that would have been outstanding if potentially dilutive shares of common stock had been issued upon the exercise of stock options or in connection with performance share LTIAs that may be earned as of the beginning of the period using the treasury stock method.

The table below shows net income, weighted average common shares outstanding and earnings per share for fiscal 2022, 2021 and 2020, respectively (in thousands, except share and per share data):

	Fiscal 2022 [1]	Fiscal 2021	Fiscal 2020
	(In thousands, except share and per share data)		
Net (loss) income	$ (11,370)	$ 67,363	$ 131,988
Weighted average common shares outstanding:			
Basic	70,468,061	65,087,624	64,162,682
Net effect of potentially dilutive share-based compensation awards[2] ..	—	659,002	393,829
Diluted...	70,468,061	65,746,626	64,556,511
(Loss) earnings per share:			
Basic	$ (0.16)	$ 1.03	$ 2.06
Diluted..	$ (0.16)	$ 1.02	$ 2.04

(1) For fiscal 2022, there are no potentially dilutive share-based compensation awards included in the calculation of diluted weighted average common shares outstanding, as their effect was antidilutive.

(2) For fiscal 2021 and 2020, outstanding stock options of 487,395 and 739,976, respectively, were excluded from diluted earnings per share as their effect was antidilutive.

(r) Accounting Standards Adopted in Fiscal 2022 or Fiscal 2021

In December 2019, the Financial Accounting Standards Board (FASB) issued a new Accounting Standards Update (ASU) that removes certain exceptions for recognizing deferred taxes for certain investments, performing intraperiod allocation and calculating income taxes in interim periods. The ASU also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for goodwill and allocating taxes to members of a consolidated group. This guidance became effective during the first quarter of 2021. The adoption of this ASU did not have a material impact to our consolidated financial statements or related disclosures.

(s) Recently Issued Accounting Standards – Pending Adoption

In October 2021, the FASB issued a new ASU which provides an exception to fair value measurement for revenue contracts acquired in business combinations. This ASU is effective for annual and interim periods in fiscal years beginning after December 15, 2022. We currently expect to adopt the standard during fiscal 2023 for any business combinations that occur in fiscal 2023 or after. Currently, we do not expect the adoption of this ASU to have a material impact to our consolidated financial statements.

In March 2020, the FASB issued a new ASU which provides optional guidance for a limited time to ease the potential accounting burden associated with transitioning away from reference rates such as LIBOR. In December 2022, the FASB issued an ASU that extends the period of time preparers can utilize the reference rate reform relief guidance, so the FASB has deferred the sunset date of Topic 848 from December 31, 2022 to December 31, 2024. We are in the process of evaluating the impact of the adoption of this ASU. LIBOR is used to determine interest under our revolving credit facility and our tranche B term loans due 2026. Currently, however, we do not expect the adoption of this ASU to have a material impact to our consolidated financial statements.

(3) Acquisitions and Divestitures

On May 5, 2022, we completed the acquisition of the frozen vegetable manufacturing operations of Growers Express, LLC, whose primary business at the time of the acquisition was co-manufacturing certain *Green Giant* frozen vegetable products, including *Green Giant*® Riced Veggies and *Green Giant Veggie Spirals*®. The purchased assets include inventory, equipment, a sublease for a portion of a manufacturing facility in Yuma, Arizona, and a lease for a warehouse facility in San Luis, Arizona. Approximately 160 employees transferred to B&G Foods. We refer to this acquisition as the "Yuma acquisition." As part of the Yuma acquisition, we also repurchased the master license agreement for certain *Green Giant* Fresh vegetable products and have assumed responsibility for the administration of related sublicense agreements.

On December 1, 2020, pursuant to an agreement entered into on October 26, 2020, we completed the acquisition of the *Crisco* oils and shortening business from The J.M. Smucker Company and certain of its affiliates, for approximately $539.3 million in cash. We refer to this acquisition as the "*Crisco* acquisition" and the *Crisco* oils and shortening business as the "*Crisco* business."

On February 19, 2020, we acquired Farmwise LLC, maker of *Farmwise Veggie Fries*, *Farmwise Veggie Tots* and *Farmwise Veggie Rings,* from its founders and certain other sellers. We refer to this acquisition as the "*Farmwise* acquisition." Certain *Farmwise* branded products have been transitioned to the *Green Giant* brand and we have discontinued the *Farmwise* brand. See Note 6, "Goodwill and Other Intangible Assets."

We have accounted for each of these acquisitions using the acquisition method of accounting and, accordingly, have included the assets acquired, liabilities assumed and results of operations in our consolidated financial statements from the respective date of acquisition. The excess of the purchase price over the fair value of identifiable net assets acquired represents goodwill. Indefinite-lived trademarks are deemed to have an indefinite useful life and are not amortized. Customer relationships and finite-lived trademarks acquired are amortized over 10 to 20 years. Goodwill and other intangible assets are deductible for income tax purposes. Inventory has been recorded at estimated selling price less costs of disposal and a reasonable selling profit and the property, plant and equipment and other intangible assets (including trademarks, customer relationships and other intangible assets) acquired have been recorded at fair value as determined by our management with the assistance of a third-party valuation specialist. See Note 6, "Goodwill and Other Intangible Assets."

Yuma Acquisition

The following table sets forth the preliminary allocation of the Yuma acquisition purchase price to the estimated fair value of the net assets acquired at the date of acquisition. The preliminary purchase price allocation may be adjusted as a result of the finalization of our purchase price allocation procedures related to the assets acquired and liabilities assumed. We anticipate completing the purchase price allocation during fiscal 2023.

Preliminary Purchase Price Allocation (in thousands):	**May 5, 2022**
Inventories	$ 3,342
Prepaid expenses and other current assets	187
Property, plant and equipment, net	12,508
Operating lease right-of-use assets	12,770
Finance lease right-of-use assets	3,529
Other intangible assets, net	4,483
Current portion of operating lease liabilities	(1,624)
Current portion of finance lease liabilities	(1,035)
Long-term operating lease liabilities, net of current portion	(8,756)
Long-term finance lease liabilities, net of current portion	(2,493)
Goodwill	4,379
Total purchase price (paid in cash)	$ 27,290

Crisco *Acquisition*

The following table sets forth the allocation of the *Crisco* acquisition purchase price to the estimated fair value of the net assets acquired at the date of acquisition:

Purchase Price Allocation (in thousands):	December 1, 2020
Inventories.	$ 37,137
Prepaid expenses and other current assets.	113
Property, plant and equipment, net	81,405
Operating lease right-of-use assets	1,597
Trademarks — indefinite-lived intangible assets	322,000
Customer relationships — finite-lived intangible assets	52,800
Current portion of operating lease liabilities.	(596)
Long-term operating lease liabilities, net of current portion	(1,001)
Goodwill	45,806
Total purchase price (paid in cash)	$ 539,261

Unaudited Pro Forma Summary of Operations

The following pro forma summary of operations presents our operations as if the *Crisco* acquisition had occurred as of the beginning of fiscal 2020. In addition to including the results of operations of this acquisition, the pro forma information gives effect to the interest on additional borrowings and the amortization of trademark and customer relationship intangibles. On an actual basis, *Crisco* contributed $371.9 million of our aggregate $2,163.0 million of consolidated net sales for fiscal 2022. (dollars in thousands, except per share data):

	Fiscal 2020
Net sales[1]	$ 2,253,645
Net income[1]	$ 182,169
Basic earnings per share[1]	$ 2.84
Diluted earnings per share[1]	$ 2.82

[1] The pro forma financial information presented above does not purport to be indicative of the results that actually would have been attained had the *Crisco* acquisition occurred as of the beginning of fiscal 2020, and is not intended to be a projection of future results.

Neither the Yuma nor *Farmwise* acquisition was material to our consolidated results of operations or financial position and, therefore, pro forma financial information is not presented for those acquisitions.

Back to Nature Divestiture

On December 15, 2022, we entered into an agreement to sell the *Back to Nature* business to a subsidiary of Barilla America, Inc. for a purchase price of $51.4 million in cash, subject to closing and post-closing adjustments based upon inventory at closing. We refer to this divestiture as the "*Back to Nature* sale."

During fiscal 2022, we reclassified $157.7 million of assets related to our *Back to Nature* business as assets held for sale. We measured the assets held for sale at the lower of their carrying value or fair value less anticipated costs to sell and recorded pre-tax, non-cash impairment charges of $103.6 million during the third quarter of 2022. After we entered into the sale agreement, we recorded additional pre-tax, non-cash impairment charges of $2.8 million related to those assets during the fourth quarter of 2022.

The following table sets forth the assets held for sale at December 31, 2022 relating to the then pending *Back to Nature* sale. The *Back to Nature* sale closed on January 3, 2023. See Note 18, "Subsequent Events."

Back to Nature Assets Held for Sale (in thousands):

	December 31, 2022
Trademarks — indefinite-lived intangible assets	$ 109,900
Goodwill	29,500
Customer relationships — finite-lived intangible assets	11,025
Inventories	7,323
Assets held for sale before impairments	157,748
Impairments of assets held for sale	(106,434)
Assets held for sale	$ 51,314

(4)   Inventories

Inventories consist of the following, as of the dates indicated (in thousands):

	December 31, 2022	January 1, 2022
Raw materials and packaging	$ 126,947	$ 94,799
Work-in-process	208,183	145,102
Finished goods	391,338	369,893
Inventories	$ 726,468	$ 609,794

(5)   Property, Plant and Equipment, net

Property, plant and equipment, net, consists of the following as of the dates indicated (in thousands):

	December 31, 2022	January 1, 2022
Land and improvements	$ 25,509	$ 24,914
Buildings and improvements	152,341	149,583
Machinery and equipment	413,563	410,504
Office furniture, vehicles and computer equipment	93,843	89,091
Construction-in-progress	23,152	31,561
Property, plant and equipment, cost	708,408	705,653
Less: accumulated depreciation	(390,821)	(364,182)
Property, plant and equipment, net	$ 317,587	$ 341,471

Depreciation expense was $58.6 million, $61.3 million and $44.6 million for fiscal 2022, 2021 and 2020, respectively.

(6) **Goodwill and Other Intangible Assets**

The carrying amounts of goodwill and other intangible assets, as of the dates indicated, consist of the following (in thousands):

	December 31, 2022			January 1, 2022		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Finite-Lived Intangible Assets						
Trademarks	$ 6,800	$ 4,382	$ 2,418	$ 6,800	$ 3,929	$ 2,871
Customer relationships.	396,565	184,966	211,599	406,963	167,860	239,103
Total	$ 403,365	$ 189,348	$ 214,017	$ 413,763	$ 171,789	$ 241,974
Indefinite-Lived Intangible Assets						
Goodwill	$ 619,241			$ 644,871		
Trademarks	1,574,140			1,685,145		
Total	$ 2,193,381			$ 2,330,016		

Amortization expense associated with finite-lived intangible assets was $21.3 million, $21.6 million and $19.1 million during fiscal 2022, 2021 and 2020, respectively, and is recorded in operating expenses. We expect to recognize $20.8 million of amortization expense in each of the fiscal years 2023, 2024 and 2025, $20.1 million in fiscal 2026 and $15.3 million in fiscal 2027, respectively. See Note 3, "Acquisitions and Divestitures."

We completed our annual impairment tests for fiscal 2022, fiscal 2021 and fiscal 2020 with no adjustments to the carrying values of goodwill. Our testing indicates that the implied fair value of our company is in excess of the carrying value. However, a change in the cash flow assumptions could result in an impairment of goodwill.

We completed our annual impairment tests for fiscal 2022 and fiscal 2020 with no adjustments to the carrying values of indefinite-lived intangible assets.

However, in connection with our decision to sell the *Back to Nature* business, during fiscal 2022 we reclassified $109.9 million of indefinite-lived trademark intangible assets, $29.5 million of goodwill, $11.0 million of finite-lived customer relationship intangible assets and $7.3 million of inventories to assets held for sale. We measured the assets held for sale at the lower of their carrying value or fair value less anticipated costs to sell and recorded pre-tax, non-cash impairment charges of $106.4 million during fiscal 2022 relating to those assets. See Note 3, "Acquisitions and Divestiture" and Note 18, "Subsequent Events."

In addition, our annual impairment tests for fiscal 2021 resulted in our company recording non-cash impairment charges to trademarks for the *Static Guard*, *SnackWell's*, *Molly McButter* and *Farmwise* brands of $23.1 million in the aggregate during the fourth quarter of fiscal 2021, which is recorded in "Impairment of intangible assets" in the accompanying consolidated statement of operations for fiscal 2021. We partially impaired the *Static Guard* and *Molly McButter* brands, and we fully impaired the *SnackWell's* and *Farmwise* brands, which have been discontinued. Certain *Farmwise* branded products have been transitioned to the *Green Giant* brand.

If operating results for the *Static Guard* and *Molly McButter* brands continue to deteriorate, or if operating results for any of our other brands, including newly acquired brands, deteriorate, at rates in excess of our current projections, we may be required to record additional non-cash impairment charges to certain intangible assets. In addition, any significant decline in our market capitalization or changes in discount rates, even if due to macroeconomic factors, could put pressure on the carrying value of our goodwill. A determination that all or a portion of our goodwill or indefinite-lived intangible assets are impaired, although a non-cash charge to operations, could have a material adverse effect on our business, consolidated financial condition and results of operations. For a further discussion of our annual impairment testing of goodwill and indefinite-lived intangible assets (trademarks), see Note 2(g), "Summary of Significant Accounting Policies—*Goodwill and Other Intangible Assets*."

(7)   Long-Term Debt

Long-term debt consists of the following, as of the dates indicated (in thousands):

	December 31, 2022	January 1, 2022
Revolving credit loans due 2025:		
Outstanding principal	$ 282,500	$ 165,000
Revolving credit loans, net[(1)]	282,500	165,000
Tranche B term loans due 2026:		
Outstanding principal[(2)].	671,625	671,625
Unamortized deferred debt financing costs.	(4,175)	(5,133)
Unamortized discount	(3,093)	(3,814)
Tranche B term loans due 2026, net.	664,357	662,678
5.25% senior notes due 2025:		
Outstanding principal	900,000	900,000
Unamortized deferred debt financing costs.	(3,890)	(5,619)
Unamortized premium	1,213	1,753
5.25% senior notes due 2025, net.	897,323	896,134
5.25% senior notes due 2027:		
Outstanding principal	550,000	550,000
Unamortized deferred debt financing costs.	(5,131)	(6,053)
5.25% senior notes due 2027, net.	544,869	543,947
Total long-term debt, net of unamortized deferred debt financing costs and discount/premium . .	2,389,049	2,267,759
Current portion of long-term debt[(2)].	(50,000)	—
Long-term debt, net of unamortized deferred debt financing costs and discount/premium and excluding current portion.	$ 2,339,049	$ 2,267,759

---

(1)   Unamortized deferred debt financing costs related to our revolving credit facility were $2.8 million and $3.7 million as of December 31, 2022 and January 1, 2022, respectively. These amounts are included in other assets in the accompanying consolidated balance sheets.

(2)   See Note 18, "Subsequent Events."

Senior Secured Credit Agreement. Our senior secured credit agreement includes a term loan facility and a revolving credit facility. On December 16, 2020, we amended our amended and restated credit agreement, dated as of October 2, 2015, and previously amended on March 30, 2017, November 20, 2017 and October 10, 2019. Among other things, the amendment provided for a $300.0 million add-on tranche B term loan facility, which closed and funded on December 16, 2020. The add-on tranche B term loans were issued at a price equal to 99.00% of their face value. The add-on term loans have the same terms as, and are fungible with, $371.6 million of tranche B term loans. We used the net proceeds of the add-on term loans to repay a portion of the revolving credit facility borrowings used to finance the *Crisco* acquisition. As of December 31, 2022, $671.6 million of tranche B term loans remained outstanding.

During the first quarter of 2023, we made a mandatory prepayment of $50.0 million principal amount of tranche B term loans with proceeds from the *Back to Nature* sale and an optional prepayment of $11.0 million of tranche B term loans from cash on hand. Following the prepayments, $610.6 million of tranche B term loans remain outstanding. See Note 18, "Subsequent Events." The tranche B term loans mature on October 10, 2026.

Interest under the tranche B term loan facility is determined based on alternative rates that we may choose in accordance with our credit agreement, including a base rate per annum plus an applicable margin of 1.00%, and LIBOR plus an applicable margin of 2.50%.

The December 2020 amendment also increased the revolver capacity from $700.0 million to $800.0 million and extended the maturity date of our revolving credit facility from November 21, 2022 to December 16, 2025. As of December 31, 2022, the available borrowing capacity under the revolving credit facility, net of outstanding letters of credit of $4.9 million, was $512.6 million. Proceeds of the revolving credit facility may be used for general corporate purposes, including acquisitions of targets in the same or a similar line of business as our company, subject to specified criteria. The revolving credit facility matures on December 16, 2025.

Interest under the revolving credit facility, including any outstanding letters of credit is determined based on alternative rates that we may choose in accordance with the credit agreement, including a base rate per annum plus an applicable margin ranging from 0.25% to 0.75%, and LIBOR plus an applicable margin ranging from 1.25% to 1.75%, in each case depending on our consolidated leverage ratio.

We are required to pay a commitment fee of 0.50% per annum on the unused portion of the revolving credit facility. The maximum letter of credit capacity under the revolving credit facility is $50.0 million, with a fronting fee of 0.25% per annum for all outstanding letters of credit and a letter of credit fee equal to the applicable margin for revolving loans that are Eurodollar (LIBOR) loans.

We may prepay term loans or permanently reduce the revolving credit facility commitment under the credit agreement at any time without premium or penalty (other than customary "breakage" costs with respect to the early termination of LIBOR loans). Subject to certain exceptions, the credit agreement provides for mandatory prepayment upon certain asset dispositions or casualty events and issuances of indebtedness.

Our obligations under the credit agreement are jointly and severally and fully and unconditionally guaranteed on a senior basis by all of our existing and certain future domestic subsidiaries (other than a domestic subsidiary that is a holding company for one or more foreign subsidiaries). The credit agreement is secured by substantially all of our and our domestic subsidiaries' assets except our and our domestic subsidiaries' real property. The credit agreement contains customary restrictive covenants, subject to certain permitted amounts and exceptions, including covenants limiting our ability to incur additional indebtedness, pay dividends and make other restricted payments, repurchase shares of our outstanding stock and create certain liens.

The credit agreement also contains certain financial maintenance covenants, which, among other things, specify a maximum consolidated leverage ratio and a minimum interest coverage ratio, each ratio as defined in the credit agreement. On June 28, 2022, we amended our credit agreement to temporarily increase the maximum consolidated leverage ratio permitted under our revolving credit facility. The amendment provides that our maximum consolidated leverage ratio (defined as the ratio, determined on a pro forma basis, of consolidated net debt, as of the last day of any period of four consecutive fiscal quarters to adjusted EBITDA (as defined in the credit agreement) before share-based compensation for such period), increased from 7.00 to 1.00 to 7.50 to 1.00 for the quarter ended July 2, 2022, and then increased to 8.00 to 1.00 for the quarter ended October 1, 2022 through the quarter ending September 30, 2023. The maximum consolidated leverage ratio will decrease to 7.50 to 1.00 for the quarter ending December 30, 2023 before returning to 7.00 to 1.00 for the quarters ending March 30, 2024 and thereafter. We are also required to maintain a consolidated interest coverage ratio (defined as the ratio, determined on a pro forma basis, of our adjusted EBITDA (before share-based compensation) for any period of four consecutive fiscal quarters to our consolidated interest expense for such period payable in cash) of at least 1.75 to 1.00. As of December 31, 2022, we were in compliance with all of the covenants, including the financial covenants, in the credit agreement.

The credit agreement also provides for an incremental term loan and revolving loan facility, pursuant to which we may request that the lenders under the credit agreement, and potentially other lenders, provide unlimited additional amounts of term loans or revolving loans or both on terms substantially consistent with those provided under the credit agreement. Among other things, the utilization of the incremental facility is conditioned on our ability to meet a maximum senior secured leverage ratio of 4.00 to 1.00, and a sufficient number of lenders or new lenders agreeing to participate in the facility.

5.25% Senior Notes due 2025. On April 3, 2017, we issued $500.0 million aggregate principal amount of 5.25% senior notes due 2025 at a price to the public of 100% of their face value. On November 20, 2017, we issued an additional $400.0 million aggregate principal amount of 5.25% senior notes due 2025 at a price to the public 101% of their face value plus accrued interest from October 1, 2017. The notes issued in November 2017 were issued as additional notes under the same indenture as our 5.25% senior notes due 2025 that were issued in April 2017, and, as such, form a single series and trade interchangeably with the previously issued 5.25% senior notes due 2025.

We used the net proceeds of the April 2017 offering to repay all of the then outstanding borrowings and amounts due under our revolving credit facility and tranche A term loans, to pay related fees and expenses and for general corporate purposes. We used the net proceeds of the November 2017 offering to repay all of the then outstanding borrowings and amounts due under our revolving credit facility, to pay related fees and expenses and for general corporate purposes.

Interest on the 5.25% senior notes due 2025 is payable on April 1 and October 1 of each year, commencing October 1, 2017. The 5.25% senior notes due 2025 will mature on April 1, 2025, unless earlier retired or redeemed as described below.

We may redeem some or all of the 5.25% senior notes due 2025 at a redemption price of 101.3125% beginning April 1, 2022 and 100% on or after April 1, 2023, in each case plus accrued and unpaid interest to the date of redemption. In addition, if we undergo a change of control or upon certain asset sales, we may be required to offer to repurchase the 5.25% senior notes due 2025 at the repurchase price set forth in the indenture plus accrued and unpaid interest to the date of repurchase.

We may also, from time to time, seek to retire the 5.25% senior notes due 2025 through cash repurchases of the 5.25% senior notes due 2025 and/or exchanges of the 5.25% senior notes due 2025 for equity securities, in open market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

Our obligations under the 5.25% senior notes due 2025 are jointly and severally and fully and unconditionally guaranteed on a senior basis by all of our existing and certain future domestic subsidiaries. The 5.25% senior notes due 2025 and the subsidiary guarantees are our and the guarantors' general unsecured obligations and are effectively junior in right of payment to all of our and the guarantors' secured indebtedness and to all existing and future indebtedness and other liabilities of our non-guarantor subsidiaries; are *pari passu* in right of payment to all of our and the guarantors' existing and future unsecured senior debt; and are senior in right of payment to all of our and the guarantors' future subordinated debt. Our foreign subsidiaries are not guarantors, and any future foreign or partially owned domestic subsidiaries will not be guarantors, of the 5.25% senior notes due 2025.

The indenture governing the 5.25% senior notes due 2025 contains covenants with respect to us and the guarantors and restricts the incurrence of additional indebtedness and the issuance of capital stock; the payment of dividends or distributions on, and redemption of, capital stock; a number of other restricted payments, including certain investments; creation of specified liens, certain sale-leaseback transactions and sales of certain specified assets; fundamental changes, including consolidation, mergers and transfers of all or substantially all of our assets; and specified transactions with affiliates. Each of the covenants is subject to a number of important exceptions and qualifications. As of December 31, 2022, we were in compliance with all of the covenants in the indenture governing the 5.25% senior notes due 2025.

5.25% Senior Notes due 2027. On September 26, 2019, we issued $550.0 million aggregate principal amount of 5.25% senior notes due 2027 at a price to the public of 100% of their face value.

We used the proceeds of the offering, together with the proceeds of incremental term loans made during the fourth quarter of 2019, to redeem all of our outstanding 4.625% senior notes due 2021, repay a portion of our borrowings under our revolving credit facility, pay related fees and expenses and for general corporate purposes.

Interest on the 5.25% senior notes due 2027 is payable on March 15 and September 15 of each year, commencing March 15, 2020. The 5.25% senior notes due 2027 will mature on September 15, 2027, unless earlier retired or redeemed as described below.

We may redeem some or all of the 5.25% senior notes due 2027 at a redemption price of 103.938% beginning March 1, 2022 and thereafter at prices declining annually to 102.625% on March 1, 2023, 101.313% on March 1, 2024 and 100% on or after March 1, 2025, in each case plus accrued and unpaid interest to the date of redemption. In addition, if we undergo a change of control or upon certain asset sales, we may be required to offer to repurchase the 5.25% senior notes due 2027 at the repurchase price set forth in the indenture plus accrued and unpaid interest to the date of repurchase.

We may also, from time to time, seek to retire the 5.25% senior notes due 2027 through cash repurchases of the 5.25% senior notes due 2027 and/or exchanges of the 5.25% senior notes due 2027 for equity securities, in open market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

Our obligations under the 5.25% senior notes due 2027 are jointly and severally and fully and unconditionally guaranteed on a senior basis by all of our existing and certain future domestic subsidiaries. The 5.25% senior notes due 2027 and the subsidiary guarantees are our and the guarantors' general unsecured obligations and are effectively junior in right of payment to all of our and the guarantors' secured indebtedness and to all existing and future indebtedness and other liabilities of our non-guarantor subsidiaries; are *pari passu* in right of payment to all of our and the guarantors' existing and future unsecured senior debt; and are senior in right of payment to all of our and the guarantors' future subordinated debt. Our foreign subsidiaries are not guarantors, and any future foreign or partially owned domestic subsidiaries will not be guarantors, of the 5.25% senior notes due 2027.

The indenture governing the 5.25% senior notes due 2027 contains covenants with respect to us and the guarantors and restricts the incurrence of additional indebtedness and the issuance of capital stock; the payment of dividends or distributions on, and redemption of, capital stock; a number of other restricted payments, including certain investments; creation of specified liens, certain sale-leaseback transactions and sales of certain specified assets; fundamental changes, including consolidation, mergers and transfers of all or substantially all of our assets; and specified transactions with affiliates. Each of the covenants is subject to a number of important exceptions and qualifications. As of December 31, 2022, we were in compliance with all of the covenants in the indenture governing the 5.25% senior notes due 2027.

Subsidiary Guarantees. We have no assets or operations independent of our direct and indirect subsidiaries. All of our present domestic subsidiaries jointly and severally and fully and unconditionally guarantee our long-term debt. There are no significant restrictions on our ability and the ability of our subsidiaries to obtain funds from our respective subsidiaries by dividend or loan. See Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Supplemental Financial Information about B&G Foods and Guarantor Subsidiaries."

Contractual Maturities. As of December 31, 2022, the aggregate contractual maturities of long-term debt were as follows (in thousands):

	Aggregate Contractual Maturities
Fiscal year:	
2023[1]	$ —
2024	—
2025	1,182,500
2026[1]	671,625
2027	550,000
Thereafter	—
Total	$ 2,404,125

(1) See Note 18, "Subsequent Events."

Accrued Interest. At December 31, 2022 and January 1, 2022, accrued interest of $21.7 million and $20.7 million, respectively, is included in accrued expenses in the accompanying consolidated balance sheets.

B&G FOODS, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
December 31, 2022, January 1, 2022 and January 2, 2021

(8)   Fair Value Measurements

The authoritative accounting literature relating to fair value measurements defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The accounting literature outlines a valuation framework and creates a fair value hierarchy in order to increase the consistency and comparability of fair value measurements and the related disclosures. Under GAAP, certain assets and liabilities must be measured at fair value, and the accounting literature details the disclosures that are required for items measured at fair value.

Financial assets and liabilities are measured using inputs from the three levels of the fair value hierarchy under the accounting literature. The three levels are as follows:

Level 1—Inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs other than Level 1 quoted prices, such as quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value driver is observable for the asset or liability, either directly or indirectly.

Level 3—Unobservable inputs that reflect our assumptions about the assumptions that market participants would use in pricing the asset or liability.

Cash and cash equivalents, trade accounts receivable, income tax receivable, trade accounts payable, accrued expenses, income tax payable and dividends payable are reflected in the consolidated balance sheets at carrying value, which approximates fair value due to the short-term nature of these instruments.

The carrying values and fair values of our revolving credit loans, term loans and senior notes as of December 31, 2022 and January 1, 2022 were as follows (in thousands):

	December 31, 2022		January 1, 2022	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Revolving credit loans	$ 282,500	$ 282,500 [1]	$ 165,000	$ 165,000 [1]
Tranche B term loans due 2026	668,532 [2]	636,777 [3]	667,811 [2]	666,141 [3]
5.25% senior notes due 2025	901,213 [4]	790,625 [3]	901,753 [4]	920,915 [3]
5.25% senior notes due 2027	$ 550,000	$ 420,558 [3]	$ 550,000	$ 567,875 [3]

(1)   Fair values are estimated based on Level 2 inputs, which were quoted prices for identical or similar instruments in markets that are not active.

(2)   The carrying value of the tranche B term loans includes a discount. At December 31, 2022 and January 1, 2022, the face amount of the tranche B term loans was $671.6 million. See Note 18, "Subsequent Events."

(3)   Fair values are estimated based on quoted market prices.

(4)   The carrying value of the 5.25% senior notes due 2025 includes a premium. At December 31, 2022 and January 1, 2022, the face amount of the 5.25% senior notes due 2025 was $900.0 million.

There was no Level 3 activity during fiscal 2022, 2021 or 2020.

(9) Accumulated Other Comprehensive Loss

The reclassifications from accumulated other comprehensive loss (AOCL) for fiscal 2022, 2021 and 2020 were as follows (in thousands):

	Amount Reclassified From AOCL			
Details about AOCL Components	Fiscal 2022	Fiscal 2021	Fiscal 2020	Affected Line Item in the Statement Where Net Income (Loss) is Presented
Defined benefit pension plan items				
Amortization of unrecognized loss	$ 107	$ 1,648	$ 1,288	See (1) below
Accumulated other comprehensive loss before tax	107	1,648	1,288	Total before tax
Tax expense	(26)	(403)	(334)	Income tax expense
Total reclassification	$ 81	$ 1,245	$ 954	Net of tax

(1) These items are included in the computation of net periodic pension cost. See Note 12, "Pension Benefits," for additional information.

Changes in AOCL for fiscal 2022, 2021 and 2020 were as follows (in thousands):

	Defined Benefit Pension Plan Items	Foreign Currency Translation Adjustments	Total
Balance at December 28, 2019	$ (24,761)	$ (7,133)	$ (31,894)
Other comprehensive loss before reclassifications	(3,824)	(830)	(4,654)
Amounts reclassified from AOCL	954	—	954
Net current period other comprehensive loss	(2,870)	(830)	(3,700)
Balance at January 2, 2021	(27,631)	(7,963)	(35,594)
Other comprehensive income (loss) before reclassifications	17,042	(862)	16,180
Amounts reclassified from AOCL	1,245	—	1,245
Net current period other comprehensive income (loss)	18,287	(862)	17,425
Balance at January 1, 2022	(9,344)	(8,825)	(18,169)
Other comprehensive income (loss) before reclassifications	11,708	(2,969)	8,739
Amounts reclassified from AOCL	81	—	81
Net current period other comprehensive income (loss)	11,789	(2,969)	8,820
Balance at December 31, 2022	$ 2,445	$ (11,794)	$ (9,349)

(10) Income Taxes

The components of our company's income tax (benefit) expense consist of the following (in thousands):

	Fiscal 2022	Fiscal 2021	Fiscal 2020
U.S.	$ (33,105)	$ 94,953	$ 160,214
Foreign	14,198	(1,299)	17,148
Total	$ (18,907)	$ 93,654	$ 177,362

Income tax (benefit) expense consists of the following (in thousands):

	Fiscal 2022	Fiscal 2021	Fiscal 2020
Current:			
Federal.	$ 12,086	$ 11,165	$ (2,763)
State.	1,921	3,703	2,883
Foreign	5,353	4,154	2,641
Current income tax	19,360	19,022	2,761
Deferred:			
Federal.	(20,674)	9,760	35,209
State.	(5,145)	1,827	4,582
Foreign	(1,078)	(4,318)	2,822
Deferred income tax	(26,897)	7,269	42,613
Income tax (benefit) expense	$ (7,537)	$ 26,291	$ 45,374

Income tax (benefit) expense differs from the expected income tax (benefit) expense (computed by applying the U.S. federal income tax rate of 21% for fiscal 2022, 2021 and 2020, respectively, to (loss) income before income tax (benefit) expense) as a result of the following:

	Fiscal 2022	Fiscal 2021	Fiscal 2020
Federal income tax provision at statutory rate	21.0 %	21.0 %	21.0 %
Increase (decrease):			
State and local taxes, net of federal benefits.	6.4	5.1	3.2
Foreign income taxed at different rates, net of foreign tax credits	(4.0)	1.6	1.5
Permanent differences	2.6	0.3	1.3
Impact on deferred taxes and changes in state tax rates	13.0	(0.4)	0.7
Impact of U.S. CARES Act	—	—	(1.4)
Tax credits	1.0	(0.2)	(0.6)
Other	(0.1)	0.7	(0.1)
Total	39.9 %	28.1 %	25.6 %

In fiscal 2022, 2021 and 2020, changes in state apportionment, state filings or state tax laws impacted our deferred blended state rate, resulting in a deferred state tax benefit in fiscal 2022 of $2.3 million, a state tax benefit in fiscal 2021 of $0.4 million and state tax expense in fiscal 2020 of $0.4 million.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below (in thousands):

	December 31, 2022	January 1, 2022
Deferred tax assets:		
Accounts receivable, principally due to allowance	$ 24	$ 25
Inventories, principally due to additional costs capitalized for tax purposes	5,866	4,225
Operating lease liabilities	16,084	16,688
Accrued expenses and other liabilities	26,869	14,285
Net operating losses and tax credit carryforwards	4,968	4,773
Interest expense deductions limitation	22,236	1,907
Unrealized losses	268	69
Gross deferred tax assets	76,315	41,972
Valuation allowances	(2,291)	(2,528)
Deferred tax assets, net	74,024	39,444
Deferred tax liabilities:		
Property, plant and equipment	(31,915)	(30,412)
Goodwill and other intangible assets	(303,464)	(284,376)
Prepaid expenses and other assets	(1,249)	(10,629)
Operating lease right-of-use assets	(16,089)	(16,122)
Gross deferred tax liabilities	(352,717)	(341,539)
Net deferred tax liabilities	$ (278,693)	$ (302,095)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income and reversal of deferred tax liabilities over the periods in which the deferred tax assets are deductible, a valuation allowance of $2.3 million, $2.5 million and $1.7 million was recorded during fiscal 2022, 2021 and 2020, respectively, to record only the portion of the deferred tax asset that management believes is more likely than not that we will realize the benefits of these deductible differences. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during future periods are reduced.

At December 31, 2022 and January 1, 2022, we had $0.2 million and $0.5 million, respectively, of reserves for uncertain tax positions, which decreased due to the expiration of certain statutes of limitations, partially offset by additional interest and penalties. Our policy is to classify interest and penalties resulting from income tax uncertainties as income tax expense.

At December 31, 2022 we had intangible assets of $1,055.2 million for tax purposes, which are amortizable through 2037.

We operate in multiple taxing jurisdictions within the United States, Canada and Mexico and from time to time face audits from various tax authorities regarding the deductibility of certain expenses, state income tax nexus, intercompany transactions, transfer pricing and other matters. We remain subject to examination in all of our tax jurisdictions until the applicable statutes of limitations expire. As of December 31, 2022, a summary of the tax years that remain subject to examination in our major tax jurisdictions are:

United States—Federal	2019 and forward
United States—States	2018 and forward
Canada	2018 and forward
Mexico	2017 and forward

U.S. Tax Act and U.S CARES Act. On December 22, 2017, the Tax Cuts and Jobs Act, which we refer to as the "U.S. Tax Act," was signed into law. The U.S. Tax Act provides for significant changes in the U.S. Internal Revenue Code of 1986, as amended. The changes in the U.S. Tax Act are broad and complex and we continue to examine the impact the U.S. Tax Act may have on our business and financial results. The U.S. Tax Act contains provisions with separate effective dates but was generally effective for taxable years beginning after December 31, 2017.

Under FASB ASC Topic 740, Income Taxes, we are required to revalue any deferred tax assets or liabilities in the period of enactment of change in tax rates. Beginning on January 1, 2018, the U.S. Tax Act lowered the U.S. federal corporate income tax rate from 35% to 21% on our U.S. earnings from that date and beyond. The reduction in the corporate income tax rate from 35% to 21% was effective for our fiscal 2018 and subsequent years. Our consolidated effective tax rate was approximately 39.9%, 28.1% and 25.6% for fiscal 2022, 2021 and 2020, respectively. We also expect to realize a cash tax benefit for future bonus depreciation on certain business additions, which, together with the reduced income tax rate, we expect to reduce our cash income tax payments.

The change in our effective tax rate to 39.9% in fiscal 2022 compared to 28.1% in fiscal 2021 is primarily attributed to the total impact of deferred taxes and changes in state tax rates resulting in a 13% increase to our effective tax rate, partially offset by an increase in foreign income taxed at different rates, net of foreign tax credits, resulting in a 4% decrease to our effective tax rate.

The U.S. Tax Act also limits the deduction for net interest expense (including treatment of depreciation and other deductions in arriving at adjusted taxable income) incurred by a corporate taxpayer to 30% of the taxpayer's adjusted taxable income.

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security Act, which we refer to as the "U.S. CARES Act," was signed into law. The U.S. CARES Act, among other things, includes provisions related to net operating loss carryback periods, modifications to the interest deduction limitation and technical corrections to tax depreciation for qualified improvement property. The U.S. CARES Act increased the adjusted taxable income limitation from 30% to 50% for business interest deductions for tax years 2019 and 2020 and the limitation reverted back to 30% beginning in 2021.

If we are unable to fully utilize our interest expense deductions in future periods, our cash taxes will increase. We were not subject to an interest expense deduction limitation in fiscal 2020 but were subject to the limitation in fiscal 2021, which increased our taxable income by $6.7 million (after a $1.1 million return to provision adjustment in fiscal 2022). Beginning with fiscal 2022, our adjusted taxable income as computed for purposes of the interest expense deduction limitation is computed after any deduction allowable for depreciation and amortization. As a result, our adjusted taxable income (used to compute the limitation) decreased and we are subject to the interest expense deduction limitation in fiscal 2022, resulting in an increase to taxable income of $90.2 million. We may continue to be subject to the interest deduction limitation in future years. We have recorded a deferred tax asset of $22.2 million related to the interest deduction carryover, without a valuation allowance, as the disallowed interest may be carried forward indefinitely. The increase in our cash taxes resulting from the interest expense deduction limitation is approximately $20.6 million for fiscal 2022. There are various factors that may cause tax assumptions to change in the future, and we may have to record a valuation allowance against these deferred tax assets.

The U.S. Treasury issued several regulations supplementing the U.S. Tax Act in 2018, including detailed guidance clarifying the calculation of the mandatory tax on previously unrepatriated earnings, application of the existing foreign tax credit rules to newly created categories and expanding details for application of the base erosion tax on affiliate payments. These regulations are to be applied retroactively and did not materially impact our 2022, 2021 or 2020 tax rates.

(11)   Capital Stock

Voting Rights. The holders of our common stock are entitled to one vote per share with respect to each matter on which the holders of our common stock are entitled to vote. The holders of our common stock are not entitled to cumulate their votes in the election of our directors.

Dividends. The holders of our common stock are entitled to receive dividends, if any, as they may be lawfully declared from time to time by our board of directors, subject to any preferential rights of holders of any outstanding shares of preferred stock. In the event of any liquidation, dissolution or winding up of our company, common stockholders are entitled to share ratably in our assets available for distribution to the stockholders, subject to the prior rights of holders of any outstanding preferred stock.

Additional Issuance of Our Authorized Common Stock and Preferred Stock. Additional shares of our authorized common stock and preferred stock may be issued, as determined by our board of directors from time to time, without approval of holders of our common stock, except as may be required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Our board of directors has the authority by resolution to determine and fix, with respect to each series of preferred stock prior to the issuance of any shares of the series to which such resolution relates, the designations, powers, preferences and rights of the shares of preferred stock of such series and any qualifications, limitations or restrictions thereof.

Stock Repurchase Program. On March 9, 2021, our board of directors authorized an extension of our stock repurchase program from March 15, 2021 to March 15, 2022. In extending the repurchase program, our board of directors also reset the repurchase authority to up to $50.0 million. The stock repurchase program authorization expired on March 15, 2022. We did not repurchase any shares of common stock during fiscal 2022 or fiscal 2021.

At-The-Market Equity Offering Program. On August 23, 2021, we entered into an "at-the-market" (ATM) equity offering sales agreement with BofA Securities, Inc., Barclays Capital Inc., Deutsche Bank Securities Inc., RBC Capital Markets, LLC, BMO Capital Markets Corp., Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, Citizens Capital Markets, Inc., SMBC Nikko Securities America, Inc. and TD Securities (USA) LLC, as sales agents to sell up to 7.5 million shares of our common stock from time to time through an ATM equity offering program.

During fiscal 2021, we sold 3,695,706 shares of our common stock under the ATM equity offering program. We generated $112.5 million in gross proceeds, or $30.44 per share, from the sales, paid commissions to the sales agents of approximately $2.2 million and incurred other fees and expenses of approximately $0.4 million.

During fiscal 2022, we sold 2,853,342 shares of our common stock under the ATM equity offering program. We generated $66.6 million in gross proceeds, or $23.33 per share, from the sales, paid commissions to the sales agents of approximately $1.3 million and incurred other fees and expenses of approximately $0.2 million.

In the aggregate since the inception of the ATM equity offering program during the third quarter of 2021, we have sold 6,549,048 shares of common stock and generated $179.0 million in gross proceeds, or $27.34 per share, paid commissions to the sales agents of approximately $3.6 million and incurred other fees and expenses of approximately $0.6 million.

Future sales of shares, if any, under the ATM equity offering program will be made by means of transactions that are deemed to be "at-the-market" offerings as defined in Rule 415 under the Securities Act of 1933, as amended, including block trades and sales made in ordinary brokers' transactions on the New York Stock Exchange or otherwise at market prices prevailing at the time of the sale, at prices related to prevailing market prices or at negotiated prices. The timing and amount of any sales will be determined by a variety of factors considered by us.

We used the net proceeds from shares sold under the ATM equity offering program during fiscal 2022 and fiscal 2021 to repay revolving credit loans, to pay offering fees and expenses, and for general corporate purposes. We intend to use the net proceeds from any future sales of our common stock under the ATM offering for general corporate purposes, which could include, among other things, repayment, refinancing, redemption or repurchase of long-term debt or possible acquisitions.

(12) **Pension Benefits**

Company-Sponsored Defined Benefit Pension Plans. As of December 31, 2022, we had four company-sponsored defined benefit pension plans covering approximately 23.9% of our employees. Three of these defined benefit pension plans are for the benefit of certain of our union employees and one is for the benefit of salaried and certain hourly employees. The benefits in the salaried and hourly plan are based on each employee's years of service and compensation, as defined. Newly hired employees are no longer eligible to participate in any of our four company-sponsored defined benefit pension plans.

The following table sets forth our defined benefit pension plans' benefit obligation, fair value of plan assets and funded status recognized in the consolidated balance sheets. We used December 31, 2022 and January 1, 2022 measurement dates for fiscal 2022 and 2021, respectively, to calculate end of year benefit obligations, fair value of plan assets and annual net periodic benefit cost (in thousands):

	December 31, 2022	January 1, 2022
Change in projected benefit obligation:		
Projected benefit obligation at beginning of year	$ 201,862	$ 204,242
Actuarial gain[1]	(59,760)	(12,527)
Service cost	8,871	10,434
Interest cost	5,464	4,847
Benefits paid	(5,164)	(5,134)
Projected benefit obligation at end of year	151,273	201,862
Change in plan assets:		
Fair value of plan assets at beginning of year	187,572	169,221
Actual return on plan assets	(31,243)	20,985
Employer contributions	—	2,500
Benefits paid	(5,164)	(5,134)
Fair value of plan assets at end of year	151,165	187,572
Net amount recognized:		
Other assets	7,741	2,071
Other long-term liabilities	(7,849)	(16,361)
Funded status at the end of the year	(108)	(14,290)
Amount recognized in accumulated other comprehensive loss consists of:		
Actuarial loss	(408)	(16,087)
Deferred taxes	2,853	6,743
Accumulated other comprehensive loss	$ 2,445	$ (9,344)

(1) Actuarial gain primarily reflects changes in discount rates.

The accumulated benefit obligations of these plans were $142.8 million and $189.5 million at December 31, 2022 and January 1, 2022, respectively. The following information presents a summary of pension plans with an accumulated benefit obligation and a projected benefit obligation in excess of plan assets (in thousands):

	December 31, 2022	January 1, 2022
Accumulated benefit obligation	$ —	$ 108,775
Fair value of plan assets	—	104,757
Projected benefit obligation	$ 83,217	$ 121,117
Fair value of plan assets	75,368	104,757

The assumptions used in the measurement of our benefit obligation as of December 31, 2022 and January 1, 2022 are shown in the following table:

	December 31, 2022	January 1, 2022
Discount rate	4.95 - 5.00 %	2.62 - 2.78 %
Rate of compensation increase	3.50 %	3.00 %
Expected long-term rate of return	7.50 %	7.00 %

The discount rate used to determine year-end fiscal 2022 and fiscal 2021 pension benefit obligations was derived by matching the plans' expected future cash flows to the corresponding yields from the FTSE Pension Discount Curve (formerly known as the Citigroup Pension Discount Curve). This yield curve has been constructed to represent the available yields on high-quality fixed-income investments across a broad range of future maturities.

The overall expected long-term rate of return on plan assets assumption is based upon a building-block method, whereby the expected rate of return on each asset class is broken down into the following components: (1) inflation; (2) the real risk-free rate of return (i.e., the long-term estimate of future returns on default-free U.S. government securities); and (3) the risk premium for each asset class (i.e., the expected return in excess of the risk-free rate).

All three components are based primarily on historical data, with modest adjustments to take into account additional relevant information that is currently available. For the inflation and risk-free return components, the most significant additional information is that provided by the market for nominal and inflation-indexed U.S. Treasury securities. That market provides implied forecasts of both the inflation rate and risk-free rate for the period over which currently available securities mature. The historical data on risk premiums for each asset class is adjusted to reflect any systemic changes that have occurred in the relevant markets; e.g., the higher current valuations for equities, as a multiple of earnings, relative to the longer-term average for such valuations.

Net periodic pension cost includes the following components (in thousands):

	Fiscal 2022	Fiscal 2021	Fiscal 2020
Service cost—benefits earned during the period	$ 8,871	$ 10,434	$ 8,622
Interest cost on projected benefit obligation	5,464	4,847	5,345
Expected return on plan assets	(12,945)	(10,939)	(9,187)
Amortization of unrecognized loss	107	1,648	1,288
Net periodic pension cost	$ 1,497	$ 5,990	$ 6,068

The following table sets forth the changes in amounts recorded in accumulated other comprehensive income (loss) for fiscal 2022, 2021 and 2020, respectively (in thousands):

Changes in amounts recorded in accumulated other comprehensive income (loss):	Fiscal 2022	Fiscal 2021	Fiscal 2020
Net gain/(loss)	$ 15,571	$ 22,573	$ (5,167)
Amortization of unrecognized loss	107	1,648	1,288
Total recorded in other comprehensive income (loss)	$ 15,678	$ 24,221	$ (3,879)

Our pension plan assets are managed by outside investment managers; assets are rebalanced at the end of each quarter. Our investment strategy with respect to pension assets is to maximize return while protecting principal. The investment manager has the flexibility to adjust the asset allocation and move funds to the asset class that offers the most opportunity for investment returns.

The asset allocation for our pension plans at December 31, 2022 and January 1, 2022, and the target allocation for fiscal 2022, by asset category, follows:

Asset Category	Target Allocation	Percentage of Plan Assets at Year End December 31, 2022	January 1, 2022
Equity securities	70 %	57 %	64 %
Fixed income securities	30 %	38 %	32 %
Other	— %	5 %	4 %
Total	100 %	100 %	100 %

The general investment objective of each of the pension plans is to grow the plan assets in relation to the plan liabilities while prudently managing the risk of a decrease in the plan's assets relative to those liabilities. To meet this objective, our management has adopted the above target allocations that it reconsiders from time to time as circumstances change. The actual plan asset allocations may be within a range around these targets. The actual asset allocations are reviewed and rebalanced on a periodic basis.

The fair values of our pension plan assets at December 31, 2022 and January 1, 2022, utilizing the fair value hierarchy discussed in Note 8, "Fair Value Measurements" follow (in thousands):

Asset Category	December 31, 2022 Level 1	Levels 2 & 3	January 1, 2022 Level 1	Levels 2 & 3
Cash	$ 8,142	$ —	$ 6,692	$ —
Equity securities:				
U.S. mutual funds	11,927	—	19,156	—
Foreign mutual funds	14,425	—	25,182	—
U.S. common stocks	47,531	—	74,981	—
Foreign common stocks	11,278	—	864	—
Fixed income securities:				
U.S. mutual funds	57,862	—	60,697	—
Total fair value of pension plan assets	$ 151,165	$ —	$ 187,572	$ —

The investment portfolio contains a diversified blend of common stocks, bonds, cash equivalents and other investments, which may reflect varying rates of return. The investments are further diversified within each asset classification. The portfolio diversification provides protection against a single security or class of securities having a disproportionate impact on aggregate performance. Of the $47.5 million of U.S. common stocks in the investment portfolio at December 31, 2022, $4.4 million was invested in B&G Foods' common stock. Of the $75.0 million of U.S. common stocks in the investment portfolio at January 1, 2022, $12.2 million was invested in B&G Foods' common stock.

As of December 31, 2022, pension plan benefit payments were expected to be as follows (in thousands):

Fiscal year:	Pension Plan Benefit Payments
2023	$ 5,682
2024	6,227
2025	6,800
2026	7,436
2027	8,025
2028 to 2032	$ 49,306

We expect to make $2.5 million of contributions to our company-sponsored defined benefit pension plans during fiscal 2023.

We also sponsor defined contribution plans covering substantially all of our employees. Employees may contribute to these plans and these contributions are matched by us at varying amounts. Contributions for the matching component of these plans amounted to $4.3 million, $3.8 million and $2.8 million for fiscal 2022, 2021 and 2020, respectively.

Multi-Employer Defined Benefit Pension Plan. Prior to the closure of our Portland, Maine manufacturing facility during the fourth quarter of 2021, we also contributed to the Bakery and Confectionery Union and Industry International Pension Fund (EIN 52-6118572, Plan No. 001), a multi-employer defined benefit pension plan, sponsored by the Bakery, Confectionery, Tobacco Workers and Grain Millers International Union (BCTGM) on behalf of certain employees at the Portland, Maine facility. The plan provides multiple plan benefits with corresponding contribution rates that are collectively bargained between participating employers and their affiliated BCTGM local unions.

B&G Foods made contributions to the plan of $0.6 million and $1.0 million in fiscal 2021 and fiscal 2020, respectively. In addition, we paid surcharges of approximately $0.3 million and $0.4 million in fiscal 2021 and fiscal 2020, respectively. These contributions represented less than five percent of total contributions made to the plan. We did not make any contributions to the plan during fiscal 2022.

In connection with the closure and sale of the Portland manufacturing facility, we withdrew from participation in the plan during the fourth quarter of 2021. As a result, we are required to make monthly withdrawal liability payments to the plan over 20 years. These payments amount to approximately $0.9 million on an annual basis beginning March 1, 2022. As of December 31, 2022, the present value of the remaining payments amounting to $13.5 million is reflected as a liability on our consolidated balance sheet.

For more information about the closure and sale of the Portland manufacturing facility, see Note 17, "Sale of Portland, Maine Manufacturing Facility."

(13)   Leases

Operating Leases and Finance Lease. We determine whether an arrangement is a lease at inception. We have operating leases for certain of our manufacturing facilities, distribution centers, warehouse and storage facilities, machinery and equipment, and office equipment. Our leases have remaining lease terms of one year to seven years, some of which include options to extend the lease term for up to ten years, and some of which include options to terminate the lease within one year. We consider these options in determining the lease term used to establish our right-of use assets and lease liabilities.

As a result of the Yuma acquisition, we recognized $12.8 million of operating lease right-of-use assets and $3.5 million of finance lease right-of-use assets, and $13.9 million of total lease liabilities as of the date of acquisition of May 5, 2022.

Operating leases and a finance lease are included in the accompanying consolidated balance sheets in the following line items (in thousands):

	December 31, 2022	January 1, 2022
Right-of-use assets:		
Operating lease right-of-use assets	$ 65,809	$ 65,166
Finance lease right-of-use assets	2,891	—
Total lease right-of-use assets	$ 68,700	$ 65,166
Operating lease liabilities:		
Current portion of operating lease liabilities	$ 14,616	$ 12,420
Long-term operating lease liabilities, net of current portion	51,727	55,607
Total operating lease liabilities	$ 66,343	$ 68,027
Finance lease liabilities:		
Current portion of finance lease liabilities	$ 1,046	$ —
Long-term finance lease liabilities, net of current portion	1,795	—
Total finance lease liabilities	$ 2,841	$ —

The following table shows supplemental information related to leases (in thousands):

	Fiscal 2022	Fiscal 2021	Fiscal 2020
Operating cash flow information:			
Cash paid for amounts included in the measurement of operating lease liabilities	$ 16,845	$ 13,887	$ 12,420
The components of operating lease costs were as follows:			
Cost of goods sold	$ 10,294	$ 4,792	$ 4,055
Selling, general and administrative expenses	6,614	9,180	7,904
Total operating lease costs	$ 16,908	$ 13,972	$ 11,959
The components of finance lease costs were as follows:			
Depreciation of finance right-of-use assets	$ 638	$ —	$ —
Interest on finance lease liabilities	44	—	—
Total finance lease costs	$ 682	$ —	$ —
Total net lease costs	$ 17,590	$ 13,972	$ 11,959

Total rent expense was $19.3 million, $16.1 million and $14.9 million, including the operating lease costs of $16.9 million, $14.0 million and $12.0 million stated above, for fiscal 2022, 2021 and 2020, respectively.

Because neither our operating leases nor our finance lease provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. We have lease agreements that contain both lease and non-lease components. With the exception of our real estate leases, we account for our leases as a single lease component.

The following table shows the weighted average lease term and weighted average discount rate for our ROU assets:

	December 31, 2022	January 1, 2022
Weighted average remaining lease term (years)		
Operating leases	5.3	5.5
Finance lease	2.7	N/A
Weighted average discount rate		
Operating leases	2.72%	2.61%
Finance lease	2.30%	N/A

As of December 31, 2022, the maturities of operating lease liabilities were as follows (in thousands):

	Operating Leases	Finance Lease	Total Maturities of Lease Liabilities
Fiscal year:			
2023	$ 16,074	$ 1,099	$ 17,173
2024	14,287	1,099	15,386
2025	13,605	732	14,337
2026	10,192	—	10,192
2027	6,473	—	6,473
Thereafter	10,199	—	10,199
Total undiscounted future minimum lease payments	70,830	2,930	73,760
Less: Imputed interest	(4,487)	(89)	(4,576)
Total present value of future operating lease liabilities	$ 66,343	$ 2,841	$ 69,184

(14) Commitments and Contingencies

Legal Proceedings. We are from time to time involved in various claims and legal actions arising in the ordinary course of business, including proceedings involving product liability claims, product labeling claims, worker's compensation and other employee claims, and tort and other general liability claims, as well as trademark, copyright, patent infringement and related claims and legal actions. While we cannot predict with certainty the results of these claims and legal actions in which we are currently or in the future may be involved, we do not expect that the ultimate disposition of any currently pending claims or actions will have a material adverse effect on our consolidated financial position, results of operations or liquidity.

Environmental. We are subject to environmental laws and regulations in the normal course of business. We did not make any material expenditures during fiscal 2022, 2021 or 2020 in order to comply with environmental laws and regulations. Based on our experience to date, management believes that the future cost of compliance with existing environmental laws and regulations (and liability for any known environmental conditions) will not have a material adverse effect on our consolidated financial position, results of operations or liquidity. However, we cannot predict what environmental or health and safety legislation or regulations will be enacted in the future or how existing or future laws or regulations will be enforced, administered or interpreted, nor can we predict the amount of future expenditures that may be required in order to comply with such environmental or health and safety laws or regulations or to respond to such environmental claims.

Collective Bargaining Agreements. As of December 31, 2022, 1,758 of our 3,085 employees, or approximately 57.0%, were covered by collective bargaining agreements. Four of our collective bargaining agreements expire in the next twelve months. The collective bargaining agreement covering our Cincinnati, Ohio facility, which covers approximately 125 employees, is scheduled to expire on April 30, 2023, and the collective bargaining agreement covering our Brooklyn, New York facility, which covers approximately 53 employees, is scheduled to expire on December 31, 2023. In addition, under the new Mexican labor law, we are required to negotiate a new collective bargaining agreement for our Mexico facility to replace the existing collective bargaining agreements, which cover approximately 1,045 employees. The new collective bargaining agreement for our Mexico facility must be subjected to a vote of the union employees by May 1, 2023.

While we believe that our relations with our union employees are in general good, we cannot assure you that we will be able to negotiate new collective bargaining agreements for our Cincinnati, Brooklyn and Mexico facilities on terms satisfactory to us, or at all, and without production interruptions, including labor stoppages. At this time, however, management does not expect that the outcome of these negotiations will have a material adverse impact on our business, financial condition or results of operations.

Severance and Change of Control Agreements. We have employment agreements with our chief executive officer and each of our executive vice presidents. The agreements generally continue until terminated by the executive or by us, and provide for severance payments under certain circumstances, including termination by us without cause (as defined in the agreements) or as a result of the employee's death or disability, or termination by us or a deemed termination upon a change of control (as defined in the agreements). Severance benefits generally include payments for salary continuation, continuation of health care and insurance benefits, present value of additional pension credits and, in certain cases, accelerated vesting under compensation plans.

During the fourth quarter of 2020, we recorded separation costs of $4.2 million for severance and other benefits payable pursuant to the terms of a separation agreement entered into in November 2020 with a former president and chief executive officer. Of this amount, approximately $1.8 million has resulted in cash payments, of which we paid $0.1 million, $1.6 million and $0.1 million in fiscal 2022, 2021 and 2020, respectively. The remaining $2.4 million of separation costs relate to share-based compensation expense for shares that vested in fiscal 2021 and at the end of fiscal 2022 upon the achievement of certain company performance goals.

(15)   Incentive Plans

Annual Bonus Plan; Special Bonus Awards. Annually, our board of directors establishes a bonus plan that provides for cash awards to be made to our executive officers and other senior managers upon our company's attainment of pre-set annual financial objectives and individual performance. Awards are normally paid in cash in a lump sum following the close of each plan year. Threshold performance objectives were not attained for fiscal 2022 or fiscal 2021 and therefore accrued expenses in the accompanying consolidated balance sheet do not include an accrual for the annual bonus plan at December 31, 2022 or January 1, 2022. At January 1, 2022, accrued expenses in the accompanying consolidated balance sheets included an accrual of $2.0 million for special bonuses paid in March 2022 to annual bonus plan participants for the achievement of individual management-based objectives for fiscal 2021.

Omnibus Incentive Compensation Plan. Upon the recommendation of our compensation committee, our board of directors on March 10, 2008 adopted (subject to stockholder approval) the B&G Foods, Inc. 2008 Omnibus Incentive Compensation Plan, which we refer to as the Omnibus Plan. Our stockholders approved the Omnibus Plan at our annual meeting on May 6, 2008. Our stockholders reapproved the material terms of the performance goals in our Omnibus Plan at our annual meeting on May 16, 2013. Upon the recommendation of our compensation committee, our board of directors in March 2017 approved (subject to stockholder approval) the amendment and restatement of the Omnibus Plan, renamed the Omnibus Incentive Compensation Plan. Our stockholders approved the amended and restated Omnibus Plan, including the materials terms of the performance goals, at our annual meeting on May 23, 2017.

The Omnibus Plan authorizes the grant of performance share awards, restricted stock, options, stock appreciation rights, deferred stock, stock units and cash-based awards to employees, non-employee directors and consultants. The total number of shares available for issuance under the Omnibus Plan is 4,500,000, of which 1,056,233 were available for future issuance as of December 31, 2022. Some of those shares are subject to outstanding performance share LTIAs and stock options as described in the table below.

Performance Share Awards. Beginning in fiscal 2008, our compensation committee has made annual grants of performance share LTIAs to our executive officers and certain other members of senior management under the Omnibus Plan. The performance share LTIAs entitle the participants to earn shares of common stock upon the attainment of certain performance goals over the applicable performance period. The performance period is typically three years.

Each performance share LTIA has a threshold, target and maximum payout. The awards are settled based upon our performance over the applicable performance period. For the performance share LTIAs granted to date, the applicable performance metric is and has been "excess cash" (as defined in the award agreements). If our performance fails to meet the performance threshold, then the awards will not vest and no shares will be issued pursuant to the awards. If our performance meets or exceeds the performance threshold, then a varying amount of shares from the threshold amount (50% of the target number of shares) up to the maximum amount (200% or 233.333%, as applicable, of the target number of shares) may be earned.

Subject to the performance goal for the applicable performance period being certified in writing by our compensation committee as having been achieved, shares of common stock are issued prior to March 15 following the completion of the performance period.

The following table details the activity in our performance share LTIAs for fiscal 2022:

	Number of Performance Shares [1]	Weighted Average Grant Date Fair Value (per share)[2]
Beginning of fiscal 2022	1,140,381	$ 20.08
Granted	364,067	$ 21.44
Vested	(337,284)	$ 19.75
Forfeited	(94,890)	$ 24.38
End of fiscal 2022	1,072,274	$ 20.26

(1) Solely for purposes of this table, the number of performance shares is based on the participants earning the maximum number of performance shares (i.e., 200% or 233.333%, as applicable, of the target number of performance shares).

(2) The fair value of the awards was determined based upon the closing price of our common stock on the applicable measurement dates (i.e., the deemed grant dates for accounting purposes) reduced by the present value of expected dividends using the risk-free interest-rate as the award holders are not entitled to dividends or dividend equivalents during the vesting period.

Restricted Stock. The following table details the activity in our restricted stock for fiscal 2022:

	Number of Shares of Restricted Stock	Weighted Average Grant Date Fair Value (per share)[1]
Beginning of fiscal 2022	74,461	$ 24.78
Granted	51,590	$ 26.85
Vested	(39,089)	$ 23.70
Forfeited	(3,668)	$ 26.13
End of fiscal 2022	83,294	$ 26.51

(1) The fair value of the awards was determined based upon the closing price of our common stock on the applicable measurement dates (i.e., the deemed grant dates for accounting purposes).

Stock Options. The following table details our stock option activity for fiscal 2022 (dollars in thousands, except per share data):

	Options	Weighted Average Exercise Price	Weighted Average Contractual Life Remaining (Years)	Aggregate Intrinsic Value
Outstanding at beginning of fiscal 2022	789,226	$ 31.86	7.03	$ 1,245
Granted	44,239	$ 22.49		
Exercised	(2,227)	$ 26.80		
Forfeited	—	$ —		
Expired	(11,097)	$ 30.56		
Outstanding at end of fiscal 2022	820,141	$ 31.38	6.24	$ —
Exercisable at end of fiscal 2022	547,020	$ 30.98	5.05	$ —

The fair value of the options was estimated on the date of grant using the Black-Scholes option-pricing model utilizing the following assumptions. Expected volatility was based on both historical and implied volatilities of our common stock over the estimated expected term of the award. The expected term of the options granted represents the period of time that options were expected to be outstanding and is based on the "simplified method" in accordance with accounting guidance. We utilized the simplified method to determine the expected term of the options as we do not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury implied yield at the date of grant. The assumptions used in the Black-Scholes option-pricing model during fiscal 2022 and fiscal 2021 were as follows:

	Fiscal 2022	Fiscal 2021
Weighted average grant date fair value	$ 3.73	$ 6.03
Expected volatility	39.5%	36.0% - 38.8%
Expected term	5.5 years	5.0 - 6.5 years
Risk-free interest rate	2.9%	0.9% - 1.1%
Dividend yield	8.5%	5.6% - 6.6%

Non-Employee Director Grants. Each of our non-employee directors receives an annual grant of common stock as part of his or her non-employee director compensation. These shares fully vest when issued. In addition, each of our non-employee directors is given the option to receive all or a portion of his or her annual board service fee in cash or an equivalent amount of stock options. Such stock options are reflected in the information provided above under "*Stock Options.*"

The following table details the net number of shares of common stock issued by our company during fiscal 2022, 2021 and 2020 for share-based compensation:

	Fiscal 2022	Fiscal 2021	Fiscal 2020
Number of performance shares vested	337,284	86,523	—
Shares withheld for tax withholding	(125,152)	(35,281)	—
Shares of common stock issued for performance share LTIAs	212,132	51,242	—
Shares of common stock issued upon the exercise of stock options	2,227	467,152	88,291
Shares of common stock issued to non-employee directors for annual equity grants	46,773	39,251	47,292
Shares of restricted common stock issued to employees	51,590	38,098	76,440
Shares of restricted stock cancelled for tax withholding upon vesting	(15,903)	(21,528)	(3,813)
Shares of restricted stock cancelled upon forfeiture	(3,668)	(1,129)	—
Net shares of common stock issued	293,151	573,086	208,210

The following table sets forth the compensation expense recognized for share-based payments (performance share LTIAs, restricted stock, stock options, non-employee director stock grants, and other share-based payments) during the last three fiscal years and where that expense is reflected in our consolidated statements of operations (in thousands):

Consolidated Statements of Operations Location	Fiscal 2022	Fiscal 2021	Fiscal 2020
Compensation expense included in cost of goods sold	$ 695	$ 910	$ 2,165
Compensation expense included in selling, general and administrative expenses	3,222	4,473	8,453
Total compensation expense for share-based payments	$ 3,917	$ 5,383	$ 10,618

As of December 31, 2022, there was no unrecognized compensation expense related to performance share LTIAs because we do not expect to meet the performance targets, $1.5 million of unrecognized compensation expense related to restricted stock, which is expected to be recognized over the next 2.5 fiscal years, and $0.8 million of unrecognized compensation expense related to stock options, which is expected to be recognized over the next 1.4 fiscal years.

(16)   Net Sales by Brand

The following table sets forth net sales by brand (in thousands):

Brand[1]:	Fiscal 2022	Fiscal 2021	Fiscal 2020
Crisco[2]	$ 371,922	$ 293,411	$ 27,792
Green Giant - frozen[3]	354,305	353,038	410,645
Spices & Seasonings[4]	258,929	269,525	261,495
Ortega	154,259	151,168	158,267
Green Giant - shelf-stable[5]	131,418	145,367	175,679
Clabber Girl[6]	97,070	79,576	97,508
Maple Grove Farms of Vermont	84,397	81,186	76,665
Cream of Wheat	81,418	67,304	72,824
Dash	65,765	72,641	72,244
All other brands	563,517	543,048	614,790
Total	$ 2,163,000	$ 2,056,264	$ 1,967,909

(1)   Table includes net sales for each of our brands whose net sales for fiscal 2022 or fiscal 2021 equaled or exceeded 3% of our total net sales for those periods and for all other brands in the aggregate. Net sales for each brand includes branded net sales and, if applicable, any private label and foodservice net sales attributable to the brand.

(2)   We completed the *Crisco* acquisition on December 1, 2020. See Note 3, "Acquisitions and Divestitures."

(3)   For fiscal 2022, includes net sales from the Yuma acquisition, which was completed on May 5, 2022. See Note 3, "Acquisitions and Divestitures."

(4)   Includes net sales for multiple brands acquired as part of the spices & seasonings acquisition that we completed on November 21, 2016, as well as more recent spices & seasonings products launched and sold under license. Does not include net sales for *Dash* and our other legacy spices & seasonings brands.

(5)   Does not include net sales of the *Le Sueur* brand. Net sales of the *Le Sueur* brand are included below in "All other brands."

(6)   Includes net sales for multiple brands acquired as part of the *Clabber Girl* acquisition that we completed on May 15, 2019, including, among others, the *Clabber Girl*, *Rumford*, *Davis*, *Hearth Club* and *Royal* brands of retail baking powder, baking soda and corn starch, and the Royal brand of foodservice dessert mixes.

(17)   Sale of Portland, Maine Manufacturing Facility

During the first quarter of 2022, we completed the sale of our Portland, Maine manufacturing facility and 13.5 acre property and separately sold certain equipment that had been used at the facility. We received sales proceeds for the property and the equipment of approximately $11.1 million in the aggregate and recognized a gain of $7.1 million, which is recorded in "Gain on sales of assets" in the accompanying consolidated statements of operations. The positive impact during the first quarter of 2022 of the gain on sales was partially offset by approximately $2.2 million of expenses incurred during the first quarter of 2022 relating to the closure of the facility and the transfer of manufacturing operations.

(18)   Subsequent Events

Back to Nature Sale. On January 3, 2023, the *Back to Nature* sale closed. The sale price was $51.4 million, subject to a post-closing adjustment based upon inventory at closing. We have agreed to provide certain transition services associated with the *Back to Nature* business to a subsidiary of Barilla America for up to fifteen months following the closing. See Note 3, "Acquisitions and Divestiture."

Prepayment of Tranche B Term Loans. The closing of the *Back to Nature* sale triggered a mandatory prepayment under our credit agreement. Therefore, in January 2023 we made a mandatory prepayment of $50.0 million principal amount of tranche B term loans with proceeds from the sale and we also made an optional prepayment of $11.0 million principal amount of tranche B term loans from cash on hand. Following the prepayments, $610.6 million principal amount of tranche B term loans remains outstanding.

B&G FOODS, INC. AND SUBSIDIARIES

Schedule of Valuation and Qualifying Accounts
(In thousands)

Column A	Column B	Column C		Column D	Column E
		Additions			
Description	**Balance at beginning of year**	**Charged to costs and expenses**	**Charged to other accounts— describe**	**Deductions— describe**	**Balance at end of year**
Fiscal year ended January 2, 2021:					
Allowance for doubtful accounts and discounts	$ 1,794	$ 20	—	$ 75 [(a)]	$ 1,739
Fiscal year ended January 1, 2022:					
Allowance for doubtful accounts and discounts	$ 1,739	$ 299	—	$ 41 [(a)]	$ 1,997
Fiscal year ended December 31, 2022:					
Allowance for doubtful accounts and discounts	$ 1,997	$ 326	—	$ 14 [(a)]	$ 2,309

(a)   Represents bad-debt write-offs.

Item 9. Changes in and Disagreement with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures.

As required by Rule 13a-15(b) under the Securities Exchange Act of 1934, as amended, our management, including our chief executive officer and our chief financial officer, conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. As defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, disclosure controls and procedures are controls and other procedures that we use that are designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and our chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Based on that evaluation, our chief executive officer and our chief financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

Management's Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our management, including our chief executive officer and our chief financial officer, conducted an evaluation of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on our evaluation under the framework of Internal Control—Integrated Framework (2013), our management concluded that our internal control over financial reporting was effective at December 31, 2022. The effectiveness of our internal control over financial reporting as of December 31, 2022 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included in Part II, Item 8, "Financial Statements and Supplementary Data" of this report.

Our internal control system is designed to provide reasonable assurance to our management and board of directors regarding the preparation and fair presentation of published consolidated financial statements in accordance with GAAP. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control over Financial Reporting.

As required by Rule 13a-15(d) under the Exchange Act, our management, including our chief executive officer and our chief financial officer, also conducted an evaluation of our internal control over financial reporting to determine whether any change in our internal control over financial reporting occurred during the last quarter of fiscal 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Based on that evaluation, our chief executive officer and our chief financial officer concluded that there has been no change in our internal control over financial reporting during the last quarter of fiscal 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

During fiscal 2020, fiscal 2021 and fiscal 2022, we continued to implement additional modules and transition recently acquired businesses into the enterprise resource planning (ERP) system that we use for substantially all of our operations other than our operations in Mexico. In connection with each implementation, integration and transition, and resulting business process changes, we continue to review and enhance the design and documentation of our internal control over financial reporting processes to maintain effective controls over our financial reporting following the completion of each such implementation, integration and transition. To date, the implementations, integrations and transitions have not materially affected our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls.

Our company's management, including the chief executive officer and chief financial officer, does not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Item 9B. Other Information.

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

With the exception of the information relating to our Code of Business Conduct and Ethics that is presented in Part I, Item 1 of this report under the heading "Available Information," the information required by this Item will appear in the sections entitled "Corporate Governance," "Proposal 1—Election of Directors," "Our Management" and "Section 16(a) Beneficial Ownership Reporting Compliance" included in our definitive proxy statement to be filed on or before May 1, 2023, relating to the 2023 annual meeting of stockholders, which information is incorporated herein by reference.

Item 11. Executive Compensation.

The information required by this item will appear in the section entitled "Executive Compensation," "Compensation Discussion and Analysis," "Compensation Committee Interlocks and Insider Participation" and "Report of the Compensation Committee" included in our definitive proxy statement to be filed on or before May 1, 2023, relating to the 2023 annual meeting of stockholders, which information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Securities Authorized for Issuance Under Equity Compensation Plans. The following table summarizes information, as of December 31, 2022, relating to the Omnibus Incentive Compensation Plan, which was approved by our stockholders and under which restricted stock, options, stock appreciation rights, deferred stock, stock units and cash-based awards to employees, non-employee directors and consultants may be granted from time to time.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	1,892,415 [1]	$ 31.38 [2]	(836,182)[1]
Equity compensation plans not approved by security holders .	—	—	—
Total	1,892,415 [1]	$ 31.38 [2]	(836,182)[1]

(1) Includes 820,141 stock options and 1,072,274 performance share LTIAs outstanding as of December 31, 2022, under the Omnibus Incentive Compensation Plan. For purposes of this table, performance share LTIAs include the maximum number of shares (i.e., 200% or 233.333% of the target number of shares) of common stock that, as of December 31, 2022, may be issued under the Omnibus Incentive Compensation Plan in respect of the performance share LTIAs, subject to the achievement of specified performance goals. There is, however, no guarantee that all or any part of these performance-based awards will actually be earned and that shares of common stock will be issued upon completion of the performance cycles. In addition, if performance goals are achieved for the performance share LTIAs, plan participants are required to have shares withheld by our company to satisfy tax withholding requirements. Shares not issued due to withholding and shares not issued due to failure to satisfy performance goals do not count against the maximum number of remaining authorized shares under the plan. As a result, columns (a) and (c) overstate the expected dilution.

(2) Reflects the weighted average exercise price of 820,141 stock options outstanding as of December 31, 2022 under the Omnibus Incentive Compensation Plan. The 1,072,274 performance share LTIAs do not have an exercise price and are not included in calculation of the weighted average exercise price set forth in column (b).

The remaining information required by this item will appear in the section entitled "Security Ownership of Certain Beneficial Owners and Management" included in our definitive proxy statement to be filed on or before May 1, 2023 relating to the 2023 annual meeting of stockholders, which information is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item will appear in the section entitled "Certain Relationships and Related Transactions" and "Corporate Governance" included in our definitive proxy statement to be filed on or before May 1, 2023, relating to the 2023 annual meeting of stockholders, which information is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services.

The information required by this item will appear in the section entitled "Independent Registered Public Accounting Firm Fees" included in our definitive proxy statement to be filed on or before May 1, 2023, relating to the 2023 annual meeting of stockholders, which information is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a)   The following documents are filed as part of this report:

(1) *Consolidated Financial Statements:* The following consolidated financial statements are included in Part II, Item 8 of this report:

(2) *Financial Statement Schedule.* The following financial statement schedule is included in Part II, Item 8 of this report:

(3) *Exhibits*

EXHIBIT NO.	DESCRIPTION
3.1	Second Amended and Restated Certificate of Incorporation of B&G Foods, Inc. (Filed as Exhibit 3.1 to B&G Foods' Current Report on Form 8-K filed on August 13, 2010, and incorporated by reference herein)
3.2	Bylaws of B&G Foods, Inc., as amended and restated through November 8, 2022 (Filed as Exhibit 3.1 to B&G Foods' Current Report on Form 8-K filed on November 9, 2022, and incorporated by reference herein)
4.1	Description of the securities of B&G Foods, Inc. registered pursuant to Section 12 of the Securities Exchange Act of 1934 (Filed as Exhibit 4.1 to B&G Foods' Annual Report on Form 10-K filed on February 26, 2020, and incorporated by reference herein)
4.2	Form of stock certificate for common stock (Filed as Exhibit 4.1 to B&G Foods' Current Report on Form 8-K filed on August 13, 2010, and incorporated by reference herein)
4.3	Indenture, dated as of June 4, 2013, between B&G Foods, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (Filed as Exhibit 4.1 to B&G Foods' Current Report on Form 8-K filed on June 4, 2013, and incorporated by reference herein)
4.4	Seventh Supplemental Indenture, dated as of April 3, 2017, among B&G Foods, Inc., the Guarantors (as defined therein), and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to the 5.25% senior notes due 2025 (Filed as Exhibit 4.1 to B&G Foods' Current Report on Form 8-K filed April 4, 2017, and incorporated by reference herein)
4.5	Form of 5.25% Senior Note due 2025 (Filed as Exhibit 4.2 to B&G Foods' Current Report on Form 8-K filed on September 26, 2019, and incorporated by reference herein)
4.6	Tenth Supplemental Indenture, dated as of September 26, 2019, among B&G Foods, Inc., the Guarantors (as defined therein), and The Bank of New York Mellon Trust Company, N.A., as trustee, relating to the 5.25% senior notes due 2027 (Filed as Exhibit 4.1 to B&G Foods' Current Report on Form 8-K filed on September 26, 2019, and incorporated by reference herein)
4.7	Form of 5.25% Senior Note due 2027 (Filed as Exhibit 4.2 to B&G Foods' Current Report on Form 8-K filed on September 26, 2019, and incorporated by reference herein)
10.1	Fifth Amendment to Credit Agreement, dated as of June 28, 2022, to the Amended and Restated Credit Agreement, dated as of October 2, 2015, as amended, among B&G Foods, Inc., as borrower, the subsidiaries of B&G Foods, Inc. from time to time party thereto as guarantors, the several banks and other financial institutions or entities from time to time party thereto as lenders and Barclays Bank PLC, as administrative agent for the lenders and as collateral agent for the secured parties (Filed as Exhibit 10.1 to B&G Foods' Current Report on Form 8-K filed on June 28, 2022, and incorporated by reference herein)
10.2	Guarantee and Collateral Agreement, dated as of June 5, 2014, among B&G Foods, Inc., B&G Foods North America, Inc., and each other subsidiary of B&G Foods, Inc. party thereto from time to time, and Credit Suisse AG, as collateral agent (Filed as Exhibit 10.2 to B&G Foods' Current Report on Form 8-K filed on June 9, 2014, and incorporated by reference herein)
10.3	Amended and Restated Employment Agreement by and between Scott E. Lerner and B&G Foods, Inc., dated as of December 31, 2008 (Filed as Exhibit 10.5 to B&G Foods' Current Report on Form 8-K filed on January 6, 2009, and incorporated by reference herein)
10.4	First Amendment to Amended and Restated Employment Agreement, dated March 10, 2020, between B&G Foods, Inc. and Scott E. Lerner (Filed as Exhibit 10.1 to B&G Foods' Current Report on Form 8-K filed on March 11, 2020, and incorporated by reference herein)

EXHIBIT NO.	DESCRIPTION
10.5	Employment Agreement, dated as of August 1, 2017, between Bruce C. Wacha and B&G Foods, Inc. (Filed as Exhibit 10.1 to B&G Foods Quarterly Report on Form 10-Q filed on November 3, 2017, and incorporated herein by reference)
10.6	First Amendment to Employment Agreement, dated as of November 6, 2017, between, Bruce C. Wacha and B&G Foods, Inc. (Filed as Exhibit 10.1 to B&G Foods' Current Report on Form 8-K filed on November 7, 2017, and incorporated by reference herein)
10.7	Employment Agreement, dated as of February 26, 2019, between Jordan E. Greenberg and B&G Foods, Inc. (Filed as Exhibit 10.3 to B&G Foods' Current Report on Form 8-K filed on March 1, 2019, and incorporated by reference herein)
10.8	Employment Agreement, dated as of February 26, 2019, between Ellen M. Schum and B&G Foods, Inc. (Filed as Exhibit 10.4 to B&G Foods' Current Report on Form 8-K filed on March 1, 2019, and incorporated by reference herein)
10.9	Employment Agreement, dated as of May 11, 2021, between Kenneth C. "Casey" Keller and B&G Foods, Inc. (Filed as Exhibit 10.1 to B&G Foods' Current Report on Form 8 K filed on May 12, 2021, and incorporated by reference herein)
10.10	Retirement Agreement and General Release, dated as of June 16, 2022, between Erich A. Fritz and B&G Foods, Inc. (Filed as Exhibit 10.1 to B&G Foods' Current Report on Form 8-K filed on June 17, 2022, and incorporated by reference herein)
10.11	B&G Foods, Inc. Omnibus Incentive Compensation Plan, as amended and restated on May 23, 2017 (Filed as Annex A to B&G Foods' Definitive Proxy Statement on Schedule 14A, filed on April 6, 2017, and incorporated by reference herein)
10.12	Form of B&G Foods, Inc. Performance Share Long-Term Incentive Award Agreement (Filed as Exhibit 10.1 to B&G Foods' Quarterly Report on Form 10-Q filed on May 7, 2019, and incorporated by reference herein)
10.13	Form of B&G Foods, Inc. Stock Option Agreement (Non-Qualified Stock Option) (Filed as Exhibit 10.2 to B&G Foods' Quarterly Report on Form 10-Q filed on May 7, 2019, and incorporated by reference herein)
10.14	Form of B&G Foods, Inc. Non-Employee Director Stock Option Agreement (Non-Qualified Stock Option) (Filed as Exhibit 10.3 to B&G Foods' Quarterly Report on Form 10-Q filed on May 7, 2019, and incorporated by reference herein)
10.15	Form of B&G Foods, Inc. Restricted Stock Award Agreement (Filed as Exhibit 10.4 to B&G Foods' Quarterly Report on Form 10-Q filed on May 7, 2019, and incorporated by reference herein)
21.1	Subsidiaries of B&G Foods, Inc.
22.1	Guarantor Subsidiaries.
23.1	Consent of KPMG LLP
31.1	Certification pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934 of the Chief Executive Officer

EXHIBIT NO.	DESCRIPTION
31.2	Certification pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934 of the Chief Financial Officer
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer and Chief Financial Officer
101	The following financial information from B&G Foods' Annual Report for the fiscal year ended December 31, 2022, formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, (iii) the Consolidated Statements of Comprehensive Income, (iv) the Consolidated Statements of Changes in Stockholders' Equity, (v) the Consolidated Statements of Cash Flows, (vi) Notes to Consolidated Financial Statements and (vii) document and entity information
104	The cover page from the Company's Annual Report on Form 10-K for the year ended December 31, 2022, formatted in iXBRL and contained in Exhibit 101

Item 16. Form 10-K Summary.

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: February 28, 2023

B&G FOODS, INC.

By: /s/ Bruce C. Wacha
Bruce C. Wacha
Executive Vice President of Finance and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

NAME	TITLE	DATE
/s/ Stephen C. Sherrill Stephen C. Sherrill	Chairman of the Board of Directors	February 28, 2023
/s/ Kenneth C. Keller Kenneth C. Keller	President, Chief Executive Officer and Director (Principal Executive Officer)	February 28, 2023
/s/ Bruce C. Wacha Bruce C. Wacha	Executive Vice President of Finance and Chief Financial Officer (Principal Financial Officer)	February 28, 2023
/s/ Michael D. Adasczik Michael D. Adasczik	Vice President of Finance and Chief Accounting Officer (Principal Accounting Officer)	February 28, 2023
/s/ DeAnn L. Brunts DeAnn L. Brunts	Director	February 28, 2023
/s/ Debra Martin Chase Debra Martin Chase	Director	February 28, 2023
/s/ Charles F. Marcy Charles F. Marcy	Director	February 28, 2023
/s/ Robert D. Mills Robert D. Mills	Director	February 28, 2023
/s/ Dennis M. Mullen Dennis M. Mullen	Director	February 28, 2023
/s/ Cheryl M. Palmer Cheryl M. Palmer	Director	February 28, 2023
/s/ Alfred Poe Alfred Poe	Director	February 28, 2023
/s/ David L. Wenner David L. Wenner	Director	February 28, 2023

Exhibit 31.1

CERTIFICATION BY CHIEF EXECUTIVE OFFICER

I, Kenneth C. Keller, certify that:

1.   I have reviewed this annual report on Form 10-K of B&G Foods, Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a)   designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b)   designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c)   evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d)   disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a)   all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b)   any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 28, 2023

/s/ KENNETH C. KELLER
_____
Kenneth C. Keller
Chief Executive Officer

Exhibit 31.2

CERTIFICATION BY CHIEF FINANCIAL OFFICER

I, Bruce C. Wacha, certify that:

1.　　I have reviewed this annual report on Form 10-K of B&G Foods, Inc.;

2.　　Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.　　Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.　　The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

　　a)　　designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

　　b)　　designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

　　c)　　evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

　　d)　　disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.　　The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

　　a)　　all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

　　b)　　any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 28, 2023

/s/ BRUCE C. WACHA
Bruce C. Wacha
Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of B&G Foods, Inc. (the "Company") on Form 10-K for the period ended December 31, 2022 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Kenneth C. Keller, Chief Executive Officer of the Company and I, Bruce C. Wacha, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1)   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ KENNETH C. KELLER
Kenneth C. Keller
Chief Executive Officer
February 28, 2023

/s/ BRUCE C. WACHA
Bruce C. Wacha
Chief Financial Officer
February 28, 2023

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

(This page has been left blank intentionally.)

Company Information

Board of Directors

Stephen C. Sherrill
Chair of the Board
Director since 1996

Kenneth C. Keller
President and Chief Executive Officer
Director since 2021

DeAnn L. Brunts
Director since 2015

Debra Martin Chase
Director since 2020

Charles F. Marcy
Director since 2010

Robert D. Mills
Director since 2018

Dennis M. Mullen
Director since 2006

Cheryl M. Palmer
Director since 2010

Alfred Poe
Director since 1997

David L. Wenner
Director since 1997

Executive Officers

Kenneth C. Keller
President and Chief Executive Officer

Bruce C. Wacha
Executive Vice President of Finance and
Chief Financial Officer

Eric H. Hart
Executive Vice President of Human Resources and
Chief Human Resources Officer

Scott E. Lerner
Executive Vice President, General Counsel,
Secretary and Chief Compliance Officer

Jordan E. Greenberg
Executive Vice President and
President of Spices & Flavor Solutions

Ellen M. Schum
Executive Vice President and
President of Specialty

Andrew D. Vogel
Executive Vice President and
President of Meals

Kristen Thompson
Senior Vice President and
President of Frozen & Vegetables

Corporate headquarters

B&G Foods, Inc.
Four Gatehall Drive
Parsippany, NJ 07054
Telephone: 973.401.6500
Website: www.bgfoods.com



Stock Exchange Listlng

B&G Foods' common stock is traded on the
New York Stock Exchange under the ticker symbol BGS.

corporate news releases and sec filings

Corporate news releases and SEC filings, including Forms
10-K, 10-Q and 8-K are available free of charge in the
Investor Relations section of our website, www.bgfoods.com.
If you do not have internet access, you may contact
ICR, Inc. at the address and telephone number listed below
to request these materials.

Investor Relations

Inquiries and requests regarding this annual report and other
stockholder questions should be directed to:

ICR, Inc.
685 Third Avenue, 2nd Floor, New York, NY 10017
Attn: Dara Dierks
Telephone: 866.211.8151

Please also visit the Investor Relations section of our website,
www.bgfoods.com.

Transfer Agent and Registrar

Computershare Investor Services
P.O. Box 43078
Providence, RI 02940

Private Couriers/Registered Mail:
Computershare Investor Services
150 Royall Street, Suite 101
Canton, MA 02021

Telephone: 877.373.6374
Website: www.computershare.com
Hearing Impaired #: TDD: 800.952.9245

Independent Registered Public Accounting Firm

KPMG LLP
51 John F. Kennedy Parkway
Short Hills, NJ 07078

Annual Meeting

The annual meeting of stockholders will be held on Wednesday,
May 17, 2023, at 10:00 a.m., Eastern Time, in a virtual-only
format at https://meetnow.global/MSKHTG2.

This Annual Report includes certain forward-looking statements that are based
upon current expectations and are subject to a number of risks and uncertainties. Please see "Forward-Looking Statements" beginning on page 3 of this
Annual Report.



B&G Foods, Inc.   Four Gatehall Drive • Parsippany, NJ 07054 • 973.401.6500 • www.bgfoods.com